04024116

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Orkla

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3998 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/6/04

03


Stratos
FUN
COOKIE

:. ORKLA ANNUAL REPORT 2003

ORKLA ANNUAL REPORT

ORKLA'S HISTORY – 350 YEARS

1654–2004



THE BEGINNING

1654 Chalcopyrite mining operations are started at the Løkken Works.



NORWEGIANISATION

1705 Norwegian citizens become main partners.



END OF AN ERA

1760 The last royally appointed director of the Løkken Works, Hans Rasmussen Möller, dies.



COPPER PERIOD OVER

1845 The last copper ore is smelted, and in 1851 the transition is made to pyrite and new operations.



RAILWAY FROM MINE TO PORT

1898 Christian Thams starts planning industrial-scale mining operations. Chr. Salvesen & Chr. Thams's *Communications Aktieselskab is founded to build* a railway from the mine to the port.



THE ORKLA NAME FIRST USED

1904 The Orkla Grube-Aktiebolag mining company is founded to continue pyrite mining operations at the Løkken Works. *Christian Thams becomes* managing director.



RAILWAY MAKES INDUSTRIAL HISTORY

1908 HRH King Haakon opens the Thamshavn railway, Norway's first *electric railway.*



UNDER SWEDISH MANAGEMENT

1913 Marcus Wallenberg sr. of the Swedish family of financiers becomes Chairman of the Board of Directors.



PROCESSING AND NEW TECHNOLOGY

1931 The smelting plant in Thamshavn starts up operations, based on the sulphur extraction process developed by Orkla.



ON THE STOCK EXCHANGE

1938 Orkla becomes a listed company.



MORE STRINGS TO THEIR BOW

1941 Orkla Industrier begins to build its investment portfolio.

ORKLA INDUSTRIER AS



THE OSLO OFFICE

1975 Orkla establishes an office in Oslo with a view to expanding the company's industrial platform.



NORWEGIAN OWNERSHIP

1977 Orkla becomes a fully Norwegian-owned company when Skandinaviska Enskilda Banken sells its shares. Financial Investments become a separate business division.



HEYERDAHL CEO

1979 Jens P. Heyerdahl d.y. becomes the Managing Director of Orkla Industrier.



SALE OF HYDRO SHARES GENERATES LARGE GAIN

1980 The sale of a large shareholding in Norsk Hydro ensures a substantial injection of capital. The share price had risen from NOK 150 to *NOK 800, largely due to the oil crisis.*



MODERN MINING OPERATIONS

1981 Orkla and Outokumpu enter into a 50/50 joint venture on the mining operations at the Løkken Works. Orkla takes over 70 % of the shares in Høyer Ellefsen, thereby becoming a major industrial player, and later makes a substantial gain on the sale of the shares.



RESTRUCTURING FOR GROWTH IN NEW SECTORS

1984 Orkla invests heavily in the media sector, purchasing the publishing company Ernst G. Mortensens Forlag.

BORREGAARD AND ORKLA JOIN FORCES

1986 Orkla and Borregaard merge and form Orkla Borregaard. The company's core businesses are branded consumer goods, chemicals and *financial investments.*



END OF THE BEGINNING

1987 Mining operations at the Løkken Works are closed down at the end of the afternoon shift on 10 July.

NORA

FOCUS ON BRANDED CONSUMER GOODS

1991 A merger with Nora Industrier lays the foundation for focus on the Nordic branded consumer goods sector.

HJEMMET MORTENSEN

THE MAGAZINE BUSINESS GROWS

1992 Orkla Media and Norske Egmont establish the magazine company Hjemmet Mortensen.



VOLVO AGREEMENT CLOSED

1995 Orkla takes over the food manufacturing companies Procordia Food and Abba Seafood in Sweden. The Swedish brewery Pripps and the Norwegian brewery Ringnes merge and are jointly owned by Orkla and Volvo. Orkla invests heavily in Russia through Baltic Beverages Holding.



PRIPPS RINGNES BECOMES WHOLLY-OWNED

1997 Orkla Beverages increases its focus on Eastern Europe by acquiring an interest in Baltic Beverages Holding. Pripps Ringnes is now wholly-owned by Orkla.


Carlsberg
Beer

MAJOR INVESTMENTS IN DENMARK

2000 Orkla enters into a joint venture with Carlsberg A/S and acquires a 40 % interest in Carlsberg Breweries. Orkla Media purchases the Danish media group Det Berlingske Officin. The sale of NetCom shares yields a gain of NOK 2,239 million.



JEBSEN NEW GROUP PRESIDENT AND CEO

2001 Finn Jebsen takes over as Group President and CEO.

03

ORKLA'S PRIMARY GOAL IS LONG-TERM VALUE CREATION

CONTENTS

FINANCIAL CALENDAR 2004

29 April	30 April	6 May	19 May	12 August	4 November
Ordinary General Meeting	Shares quoted excluding dividend	First quarter report published	Dividend paid out	Second quarter report published	Third quarter report published

All dates subject to change.

"Exemption No. 82-39989

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

04 APR -1 AM 7:21

Ref.:
Ellen W. Ronæss, Shareholder Service, Tel. +47 22 54 44 30
Siv Merethe Skorpen, Investor Relations, Tel. +47 22 54 44 55

Date: 24 March 2004

ORK – Notice of Annual General Meeting 2004

The ordinary Annual General Meeting of Orkla ASA will be held at Ingeniørenes Hus, Kronprinsens gate 17, Oslo, Norway, on Thursday 29 April 2004 at 3.00 p.m.

The notice will be sent to all shareholders together with the Annual Report in week 14 (week starting Monday 29 March).

The shares will be quoted exclusive of the dividend on 30 April 2004. Dividend will paid on 19 May 2004.

Notice of Annual General Meeting and the recommendation from the Election Committee regarding election of members and deputy members to the Corporate Assembly are enclosed.

"Exemption No. 82-3998"

ORKLA

www.orkla.com

Notice of Annual General Meeting

The Annual General Meeting of Orkla ASA will be held at Ingeniørenes Hus, Kronprinsens gate 17, Oslo, on **Thursday, 29 April 2004 at 3.00 p.m.**

The agenda is as follows:

1. **Approval of the annual accounts for 2003 for Orkla ASA and the Orkla Group and the annual report of the Board of Directors, including approval of a share dividend for 2003 of NOK 29.00 per share, except for shares owned by the Group**

   The share dividend of NOK 29.00 comprises the following: The Board proposes a regular dividend of NOK 4.00. The Board also proposes that this year an additional amount totalling approximately NOK 5.1 billion be paid out to shareholders. This is equivalent to NOK 25.00 per share.

2. **Reduction of capital by the redemption of the company's own shares**

   As of 31 December 2003, the Orkla Group owned a total of 7,720,183 Orkla ASA shares. Of these, Orkla ASA owned 2,107,151 shares. The Board of Directors proposes reducing the company's share capital by redeeming (amortising) 1,607,151 shares owned by Orkla ASA in accordance with the rules laid down in the Public Limited Companies Act. This year the Board has found it appropriate to retain 500,000 shares in Orkla ASA's ownership in order to fulfil its obligations under the current incentive system and employee share purchase programme.

   The capital reduction will not entail any payment from the company. The amount by which the share capital will be reduced will be used to cancel the company's own shares. The auditor has confirmed that, after the capital reduction, the company's tied-up capital will be fully covered.

   The Board of Directors proposes that the General Meeting adopt the following resolution:

   «The General Meeting of Orkla ASA resolves to reduce share capital by NOK 10,044,693.75 from NOK 1,336,933,850 to NOK 1,326,889,156.25 by redeeming (amortising) 1,607,151 shares owned by Orkla ASA. The number of shares in the company will be reduced from 213,909,416 to 212,302,265. The amount by which the share capital is reduced will be used to cancel the company's own shares."

   Reducing share capital by redeeming the company's own shares will necessitate a corresponding amendment to Article 1, first sentence, of the Articles of Association, which will then read: «...NOK 1,326,889,156.25 divided between 212,302,265 shares, each with a value of NOK 6.25 fully paid up.»

3. **Authorisation to acquire the company's own shares**

   At the Annual General Meeting on 30 April 2003, the Board of Directors was authorised to acquire the company's own shares until 1 November 2004.

   The Board of Directors proposes that this authorisation be renewed.

   The reason for this proposal is, as before, to enable the Board to avail itself of the possibility pursuant to section 9-2 et seq. of the Public Limited Companies Act to acquire the company's own shares up to a maximum value of 10 % of share capital. Authorisation to acquire the company's own shares was granted for the first time at the General Meeting on 7 May 1998 and has been renewed each year. Since 7 May 1998 and up to the present date the company has acquired 10,370,391 shares in Orkla ASA in accordance with the authorisation.

   Provided that the General Meeting adopts the resolution pertaining to a capital reduction, cf. item 2, the Board of Directors proposes the following resolution, cf. section 9-4 of the Public Limited Companies Act:

   «The General Meeting of Orkla ASA hereby authorises the Board of Directors to permit the company to acquire shares in Orkla ASA with a nominal value of up to NOK 93,750,000 divided between a maximum of 15,000,000 shares. The amount that may be paid per share shall be no less than NOK 20 and no more than NOK 500. The Board of Directors shall have a free hand with respect to methods of acquisition and disposal of the company's own shares. This authorisation replaces the authorisation granted by the General Meeting of 30 April 2003, and shall apply from 30 April 2004 until 28 October 2005.»

   If the General Meeting does not approve a capital reduction, cf. item 2, the Board of Directors proposes the following resolution, cf. section 9-4 of the Public Limited Companies Act:

   «The General Meeting of Orkla ASA hereby authorises the Board of Directors to permit the company to acquire shares in Orkla ASA with a nominal value of up to NOK 84,375,000 divided between a maximum of 13,500,000 shares. The amount that may be paid per share shall be no less than NOK 20 and no more than NOK 500. The Board of Directors shall have a free hand with respect to methods of acquisition and disposal of the company's own shares. This authorisation replaces the

4. **Election of members and deputy members to the Corporate Assembly**

   The recommendation of 16 March 2004 is attached herewith.

5. **Remuneration for the Corporate Assembly's members and deputy members**

6. **Election of two members to the Election Committee, cf. Article 18 of the Articles of Association**

   The recommendation dated 16 March 2004 is attached herewith.

7. **Approval of the Auditor's remuneration**

Pursuant to Article 17 of the Articles of Association, the Annual General Meeting will be opened and chaired by the Chairman of the Corporate Assembly.

Shareholders wishing to attend the Annual General Meeting must, no later than 3.00 p.m. on Monday, 26 April 2004, notify the company accordingly at Shareholder Service, P.O. Box 423 Skøyen, NO-0213 Oslo, tel.: +47 22 54 40 00 or fax: +47 22 54 44 90.

The shares will be quoted exclusive of the dividend on 30 April 2004.

Subject to the decision of the General Meeting regarding the share dividend, the dividend will be paid on 19 May 2004 to shareholders of record as of the date of the Annual General Meeting. In order to avoid loss or delay, shareholders must give notice of their acquisition of shares and any change of address as soon as possible, and specify the account into which dividends are to be paid to the bank/stockbroker selected as account manager in respect of the Norwegian Central Securities Depository.

Oslo, 19 March 2004

Harald Arnkværn
Chairman of the Corporate Assembly

"Exemption No. 82-3998"

ORKLA

www.orkla.com

Appendix to notice of General Meeting to be held on Thursday 29 April 2004 at 3 p.m.

1. **Re item 4 of the agenda. «Election of members and deputy members to the Corporate Assembly»**

«To the General Meeting of Orkla ASA

Election of members and deputy members to the Corporate Assembly
At the company's General Meeting in 2002, Allan Åkerstedt and Elisabeth Grieg were elected as members to the Election Committee, while Harald Arnkværn, as Chairman of the Corporate Assembly, is a member of the Election Committee pursuant to the Articles of Association of Orkla ASA. The recommendation of this Election Committee is as follows:

At the company's General Meeting in spring 2003, the following members of the Corporate Assembly were elected for a term of one year. They are therefore up for election at the Ordinary General Meeting in 2004:

Nils-Henrik Pettersson
Anniken Thue
Kurth A. Augustson
Jan Kildal
Tore Lindholt
Svein Rennemo
Gunn Wærsted

Tore Lindholt has informed that he is not up for re-election due to his resignation from the post of Managing Director of the National Insurance Scheme Fund.

The Election Committee recommends that Nils-Henrik Pettersson, Anniken Thue, Kurth A. Augustson, Jan Kildal, Svein Rennemo and Gunn Wærsted be re-elected.

The Election Committee recommends that Rune Selmar, who will take up the post of Managing Director of the National Insurance Scheme Fund in April 2004, be elected as a new member of the Corporate Assembly.

In accordance with Article 8, fourth paragraph, of the Articles of Association, it is proposed that the term of election be set at two years.

At the company's General Meeting in spring 2003, the deputy members of the Corporate Assembly were elected for a term of two years. Ingrid Smedsrud, who was elected as deputy member on that occasion, has subsequently been appointed district court judge, in which capacity she may not continue to serve as deputy member of the Corporate Assembly.

It is proposed that Maalfrid Brath, Executive Vice President, Storebrand Private Sector Distribution, be elected as new deputy member to replace Ingrid Smedsrud for the remainder of the latter's term of election.

Oslo, 16 March 2004

Allan Åkerstedt | Harald Arnkværn | Elisabeth Grieg»

2. **Re item 6 of the agenda. «Election of two members to the Election Committee, cf. Article 18 of the Articles of Association»**

«Election of members to the Election Committee of the General Meeting
Pursuant to Article 18 of the company's Articles of Association, the General Meeting elects two members for a two years at a time to an Election Committee which consists of these two members and the Chairman of the Corporate Assembly. The Election Committee members were elected at the General Meeting in spring 2002 and are thus up for election at the Ordinary General Meeting in 2004.

It is recommended that Elisabeth Grieg be re-elected, and that Idar Kreutzer be elected as a new member.

Oslo, 16 March 2004

OUR COURSE REMAINS FIRM

IN 2003 ALL ORKLA'S BRANDED CONSUMER GOODS BUSINESSES ACHIEVED GROWTH. THE RESULTS FOR THE CHEMICALS BUSINESS DECLINED DUE TO WEAK MARKETS, WHILE THE FINANCIAL INVESTMENTS DIVISION RECOUPED MOST OF THE LOSSES IT HAD MADE ON WEAK STOCK MARKETS IN THE PRECEDING YEARS. ALL IN ALL, IT WAS A GOOD YEAR FOR ORKLA. OUR POSITION IS STRONG AND WE ARE WELL PREPARED FOR NEW CHALLENGES.



Finn Jebsen
Group President and CEO

This year, Orkla is celebrating the fact that 350 years have passed since mining began at Løkken in Central Norway and the foundations for the Orkla Group we know today were laid. At a milestone such as this, it is natural for us to look back on our own background and experiences. We have therefore included an account of the Group's historical development elsewhere in this report.

In the past twenty years, Orkla has achieved particularly strong, profitable growth. While all three core business areas have grown, our development in the branded consumer goods sector has been the most impressive. We have become the leading supplier to the grocery trade in the Nordic region and hold interesting positions in Central and Eastern Europe. As a result of this development, Orkla has become a significantly larger, more solid company than before and has created substantial value for its shareholders. Our corporate culture is healthy and strong and we are entitled to be proud of what Orkla has achieved thus far.

During this period of growth, Orkla has sometimes sold companies in its core business areas. In the mid-1990s, for example, we sold all our interests in clothing, which was a main area of focus within the branded consumer goods business. In the 1980s, Orkla sold its interests in the contracting business, which was one of the Group's core activities at the time. Nevertheless, the sale of our 40 % interest in Carlsberg Breweries in this anniversary year is different from previous divestments. Beverages were part of a core business that we were strongly motivated to further develop and had a central place in our strategic plan. Over a period of seven to eight months, we struggled to find solutions to a growing conflict with the majority shareholder in the company, Carlsberg A/S (CAS). When problems first arose in our partnership with CAS, the most natural thing for us to do would have been to buy the brewery business, Carlsberg Breweries, from CAS. However, this proved impossible to achieve in practice. In the end we were faced with a choice between a

most correct thing for Orkla to do was to sell. Consequently that was the choice we made.

The sale is not a result of any change of strategy or a signal of a short-term rather than a long-term approach. Our strategic orientation is unchanged and our main direction will continue to be profitable industrial growth with the main emphasis on branded consumer goods, preferably at the international level. At the same time, we will continue to strengthen Borregaard's core industrial business, which has now been clearly defined as wood chemicals, and our Financial Investments business will continue to operate with focus on a concentrated, long-term portfolio.

With our expertise, our solid market positions and our extremely strong financial situation, we have a good foundation for further expansion. We will be patient enough to ensure that our future growth will be profitable and create value. And maybe we will expand our horizons a little further, perhaps geographically, perhaps in terms of products, but always on the basis of what we do best.

Orkla has achieved underlying profit growth throughout 2003, particularly in our Branded Consumer Goods business. The value of our financial investments also increased significantly, while the Chemicals business experienced a setback. However, the overall picture is one of progress, and we have continued to implement improvement programmes with drive and determination in all of the Group. This provides a good foundation for further growth in 2004.

ORKLA IN BRIEF

ORKLA OPERATES IN THE BRANDED CONSUMER GOODS, CHEMICALS AND FINANCIAL INVESTMENT SECTORS. GROUP OPERATING REVENUES TOTALLED NOK 45.4 BILLION IN 2003. 28 % OF THESE REVENUES DERIVED FROM NORWAY, 34 % FROM THE OTHER NORDIC COUNTRIES AND 38 % FROM THE REST OF THE WORLD. ORKLA REGARDS THE NORDIC REGION AS ITS DOMESTIC MARKET. IN THE PAST TEN YEARS, THE ANNUAL RETURN TO ORKLA SHAREHOLDERS HAS AVERAGED 10.7 %. AS OF 31 DECEMBER 2003, ORKLA HAD 31,826 EMPLOYEES.

Group Executive Board From left: Finn Jebsen (Group President and CEO), Roar Engeland, Dag J. Opedal and Halvor Stenstadvold









ORKLA'S PRIMARY GOAL

Orkla's primary goal is long-term value creation.

Orkla will outperform and create more value than its competitors and others with whom it is appropriate to compare the Group. Orkla will achieve this objective by sharpening its business focus and strengthening its customer and consumer orientation.

ORKLA'S KEY VALUES

A prerequisite for long-term value creation is a strong, sound corporate culture. At Orkla this culture is built through individual and common focus on the Group's key values:

- A commitment to profitable growth
- Respect for unity and diversity
- A long-term approach and the ability to take action
- The ability to adapt and

GROUP EXECUTIVE BOARD

Finn Jebsen, Group President and CEO, Roar Engeland, Executive Vice President, Dag J. Opedal, Executive Vice President, Halvor Stenstadvold, Executive Vice President

BRANDED CONSUMER GOODS

ORKLA FOODS	Dag J. Opedal, Corporate Responsibility and Managing Director
ORKLA BEVERAGES	Carlsberg Breweries (40 %), Finn Jebsen and Roar Engeland, Corporate Responsibility Nils S. Andersen, Managing Director
ORKLA BRANDS	Dag J. Opedal, Corporate Responsibility, Torkild Nordberg, Managing Director
ORKLA MEDIA	Halvor Stenstadvold, Corporate Responsibility, Jan Lindh, Managing Director

CHEMICALS

BORREGAARD	Egil Ullebø, Corporate Responsibility, Per A. Sørlie, Managing Director

FINANCIAL INVESTMENTS

INVESTMENTS DIVISION	Finn Jebsen, Corporate Responsibility, Anders Berggren, Senior Vice President Financial Investments
- FOREIGN INVESTMENTS	Ola Uhre, Portfolio Manager
- ORKLA FINANS	Audun Bø, Managing Director

STAFF

Halvor Stenstadvold, Executive Vice President

Terje Andersen, Senior Vice President and Chief Financial Officer

Ole Kristian Lunde, Senior Vice President Corporate Communications

Karl Otto Tveter, Senior Vice President Legal Affairs

Tor Aamot Senior Vice President Human Resources

2003 in brief

- Good profit growth for the Orkla Group
- *Positive performance by the Branded Consumer Goods business, but a challenging year for the Chemicals business*
- Upswing on financial markets resulted in substantial value growth for the Financial Investments division
- Strong cash flow from operations just under NOK 5.0 billion
- Sale of interest in Carlsberg Breweries in February 2004 for NOK 17.5 billion

Main figures	**2003**	**2002**	**2001**	**2000**	**1999**
Operating revenues (NOK million)	**45,368**	42,979	44,799	34,083	31,492
Operating profit before goodwill amortisation (NOK million)	**3,827**	3,663	3,686	3,050	2,529
Operating margin before goodwill amortisation (%)	**8.4**	8.5	8.2	8.9	8.0
Profit before tax (NOK million)	**2,867**	2,407	3,253	5,171	2,319
Earnings per share, fully diluted (NOK)	**9.2**	7.7	10.7	17.0	7.9
Earnings per share, fully diluted (adjusted) [1] (NOK)	**16.2**	10.6	12.8	19.3	9.7
Return on capital employed, Industry division [1] (%)	**12.4**	12.7	12.6	12.4	10.7
Return in investments, Financial Investments division (market to market) (%)	**29.8**	(14.8)	(15.3)	(1.5)	48.2
Differential return, Financial Investments division [2] (%)	**(18.6)**	16.3	(0.7)	0.2	2.7
Equity ratio (%)	**35.9** [3]	35.2	34.7	35.6	34.2

[1] Before goodwill amortisation and other revenues and expenses [2] Return on Orkla's portfolio less Oslo Stock Exchange return [3] Before additional dividend


☆ BRANDED CONSUMER GOODS (EXCL. CARLSBERG BREWERIES)
☐ CHEMICALS INCL. REP. OFFICES
● CARLSBERG BREWERIES
ICELAND
EUROPE
NORTH AMERICA
USA
ASIA
CHINA
JAPAN
SOUTH KOREA
NEPAL
INDIA
LAOS
THAILAND
VIETNAM
SRI LANKA
MALAYSIA
SINGAPORE
U.A.E
SOUTH AMERICA
BRAZIL
AFRICA
MALAWI
SOUTH AFRICA
AUSTRALIA

REPORT OF THE BOARD OF DIRECTORS

Orkla celebrates 350 years of continuous industrial activity

This year it is 350 years since mining of the extensive deposits of chalcopyrite at Løkken in Central Norway began. Under the Orkla Grube-Aktiebolag (Orkla Mining Company), which was founded in 1904, the mine was further developed and comprehensively modernised. In 1987, after 333 years of continuous operations, the deposits were exhausted and the mine was closed down. At that point the company had been preparing for the changes that had to come for some time. From the beginning of the 1980s in particular, the company embarked on a strong period of growth based on a combination of new industrial ventures and financial investments. As the result of major acquisitions and restructuring, organic growth and constant emphasis on improving operational efficiency and building expertise, the company has achieved profitable growth. In recent years, Orkla has especially developed its position as the leading supplier of branded consumer goods to the Nordic retail trade. At the same time Orkla has increasingly expanded its international activities beyond the Nordic region. In this anniversary year, the company is selling its interest in Carlsberg Breweries, which has accounted for a significant proportion of Orkla's industrial operations. This sale represents a temporary hiatus in more than twenty years of continuous growth, but it does not change the company's ambition of investing in further industrial ventures as a basis for value creation.

Main trends in 2003

Earnings per share totalled NOK 9.2, compared with NOK 7.7 the previous year (+19 % from 2002). Adjusted for goodwill amortisation and other revenues and expenses, earnings per share amounted to NOK 16.2 (+53 %).

In Orkla's Industry division, the Branded Consumer Goods business performed well and all business areas achieved growth. All in all, the Branded Consumer Goods business reported a 13 % increase in operating profit before goodwill amortisation. Although profit growth was mainly driven by internal improvement programmes, successful product launches, especially within Orkla Brands, also made a positive contribution. However, the Chemicals business had a challenging year in which weak markets, particularly for cellulose, and a weakening US dollar had a negative impact on sales and margins. In addition to this, the Chemicals business suffered a non-recurring loss in connection with its soybean operations.

The upswing on the stock markets led to a substantial rise in the value of the Group's investment portfolio in 2003. The increase in value amounted to NOK 3.4 billion and represented a return of 29.8 %. Only NOK 700 million of this is reflected in book profit.

At year-end, book goodwill in Berlingske amounted to NOK 712 million. The ambitions and objectives for the company remain firm, but as a result of uncertainty concerning the Danish advertising market Orkla has adopted a conservative approach and written down goodwill to zero. This amounted to NOK 712 million, equivalent to NOK 3.5 per share. The write-down has been posted in the accounts as "Other revenues and expenses".

There was strong focus on improving capital efficiency in 2003 and improvement programmes were initiated in all business areas. This had a positive impact on both working and fixed capital. No major investments were made in expansion, and after the sale of associates and net sales of portfolio shares, cash flow for the year, excluding dividends and buybacks, totalled NOK 3.8 billion, up NOK 4.5 billion from 2002.

In 2003 the price of the Orkla share increased from NOK 118 to NOK 149. The return for shareholders, including dividend, was almost 30 %.

Earnings per share (fully diluted)


'99
7.9
'00
17.0
'01
10.7
'02
7.7
'03
9.2
NOK
5
10
15
20

Return on capital employed by Industry division


'99
10.7
'00
12.4
'01
12.6
'02
12.7
'03
12.4
%
0
3
6
9
12
15

The Board of Directors proposes an ordinary dividend of NOK 4.00 per share, which is 18 % higher than the NOK 3.40 paid out in 2003.

As previously announced, the Board of Directors will also propose an additional dividend of NOK 25.00 per share (approximately NOK 5.2 billion) as a result of the very strong financial position the company will be in after the sale of its interest in Carlsberg Breweries, and also to mark Orkla's 350th anniversary.

Sale of the Beverages business

Since the end of the 2003 accounting year, Orkla has entered into an agreement to sell its 40 % shareholding in Carlsberg Breweries to Carlsberg A/S. The agreed price for the shares is DKK 14.9 billion. When settlement is made, Orkla will receive DKK 11.1 billion in cash plus a debt certificate in the amount of DKK 3.8 billion from a first class bank. The debt certificate will fall due in two years' time and run at a market interest rate. The total proceeds from the shares in Carlsberg Breweries are equivalent to NOK 17.5 billion. The sale will entail a book gain of approximately NOK 12.5 billion. The shares will be sold by the Swedish company Orkla AB and the transaction will thus be subject to Swedish tax regulations. There will therefore be no tax on the gain. These transactions are expected to take place at the beginning of March, subject to the prior approval of Orkla's Corporate Assembly. Orkla will then be in an extremely strong financial position and have considerable capacity for new expansion.

Beverages became part of Orkla's Branded Consumer Goods business as the result of a merger with Nora Industrier in 1991. At that time, the Beverages business comprised only the Ringnes breweries in Norway. In connection with the acquisition of Volvo's food and beverages business in 1995 and 1997, Orkla took over the Pripps brewery in Sweden and the associated 50 % interest in Baltic Beverages Holding (BBH). Orkla's beverages business was still small in an increasingly international, global sector and in 2000 Orkla entered into an agreement to merge its Beverages operations with Carlsberg A/S (CAS) and form a jointly-controlled brewery group, Carlsberg Breweries A/S (CB), which was one of the five or six biggest in the world. This solution was based on sound industrial considerations and has created value for shareholders. In line with this, Orkla's ambition was to further develop Carlsberg Breweries industrially and the stake in CB has accounted for approximately one third of the Orkla Group's industrial operations. In Orkla's view, cooperation between CAS and Orkla has functioned well until recently. However, in summer 2003 the attitude of the Carlsberg Foundation and CAS to the partnership that had been established changed. The Carlsberg Foundation, which is the controlling shareholder in CAS, has increasingly expressed ambitions and attitudes which, in Orkla's view, would not promote CB's value creation and would weaken important intentions that were laid down in the cooperation agreement signed in 2000. The opinions of the parties concerning the further development of CB have therefore differed. Since CAS refused to sell its shareholding in CB to Orkla, Orkla has negotiated an agreement to sell its shareholding in CB to CAS. The price shows that the value of Orkla's Beverages business has almost tripled since CB was established in 2000.

Reference is made to the pro forma income statement, balance sheet and cash flow statement for 2003 excluding Orkla Beverages on page 39.

The Orkla Group has a solid foundation for continuing to pursue long-term, profitable industrial growth. Its financial position will still be very strong even after more than NOK 5 billion is paid out in an additional dividend. The remaining funds will be retained in the company to realise such growth.

Comments on Orkla's results

Group operating revenues totalled NOK 45.4 billion in 2003, compared with NOK 43.0 billion in 2002. Operating profit before goodwill amortisation amounted to NOK 3.8 billion, NOK 164 million higher than the previous year. The results from foreign companies are translated into Norwegian kroner on the basis of the average exchange rates for the year. As a result of changes in exchange rates from 2002 to 2003, there have been currency translation effects in the course of the year. When these effects are taken into account, both revenues and profit before goodwill amortisation grew 4 %.

After three very weak years, there was a sharp upturn on the financial markets in 2003. The book return on Orkla's investment portfolio was 29.8 %, while realised portfolio gains totalled NOK 259 million compared with a loss of NOK 95 million in 2002.

Group operating margin*


'99
8.0
'00
8.9
'01
8.2
'02
8.5
'03
8.4
%
0
2
4
6
8
10

* Before goodwill amortisation

Group operating profit*


'99
2,529
'00
3,050
'01
3,686
'02
3,663
'03
3,827
NOK million
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000

* Before goodwill amortisation

The Group's average borrowing rate declined by approximately 0.8 percentage points to 4.6 % due to falling interest rates. In conjunction with a lower level of debt, this led to net interest expenses being significantly lower than in 2002. Furthermore, in 2002 Carlsberg Breweries had an accounting loss in connection with foreign currency loans, so that total net financial expenses in 2003 were NOK 312 million lower than in 2002. Orkla's interest in Enskilda Securities was sold in 2003 at a gain of NOK 513 million. This gain has been booked under associates.

The tax charge for the Orkla Group is calculated to be 28.4 %, which is slightly higher than the 26.2 % charge in 2002. The increase is primarily ascribable to the fact that the writedown of goodwill in Berlingske does not affect tax. This will partially be offset by a lower tax charge for Carlsberg Breweries in 2003. Profit after tax was NOK 2.1 billion, compared with NOK 1.8 billion in 2002. Orkla's earnings per share amounted to NOK 9.2, compared with NOK 7.7 the previous year. Before goodwill amortisation and other revenues and expenses, earnings per share were NOK 16.2, compared with NOK 10.6 in 2002.

The Board of Directors is satisfied with underlying profit growth, but there is still potential for further operational improvement.

The presentation of the annual accounts is based on the going concern assumption.

Financial situation and capital structure

Cash flow

Cash flow from operations amounted to NOK 5.0 billion, almost 18 % higher than in 2002. Special programmes have been implemented in all parts of the Group to improve capital efficiency and the trend for working capital was positive. At the same time, net replacement expenditures and environmental investments were both lower than in 2002 and lower than ordinary depreciation. Cash flow from operations amounted to 130 % of operating profit before goodwill amortisation. Lower interest rates and a lower average debt level also helped to reduce financial costs.

In 2003, net buybacks of Orkla shares amounted to NOK 253 million, equivalent to 1.1 % of outstanding shares. Dividends paid out in 2003 totalled NOK 807 million. Expansion investments were lower than in 2002, divestments accounted for a larger sum than acquisitions and there were net sales of portfolio shares. As a result of all this, the Group achieved positive net cash flow of NOK 2.7 billion compared with a negative net cash flow of NOK 1.9 billion the previous year.

The Group's loan portfolio is distributed according to where its commercial operations are located and only 12 % is in Norwegian kroner. A decline in the value of the Norwegian krone, led to an increase of almost NOK 1.2 billion in foreign debt. All in all, net interest-bearing liabilities were reduced by NOK 1.6 billion to NOK 18 billion at year-end.

Foreign currency

More than 70 % of Orkla's industrial operations are outside Norway. During the year, the US dollar and currencies linked to the dollar weakened against the Norwegian krone, while the euro, the Swedish krone and Danish krone strengthened. However, the effect of the weaker USD was partially offset because, towards the end of 2001, the Group decided to increase its hedging of anticipated cash flows in USD for up to three years. The gain on these hedging contracts varies according to the USD exchange rate and is taken to income in step with the sale of products that are paid for in USD. Unrealised gains on the remaining hedging contracts amounted to approximately NOK 380 million at year-end. Currency translation effects on the corporate accounts for foreign operations were moderate over the year as a whole. The positive impact of currency translation effects on operating revenues and operating profit before goodwill amortisation amounted to NOK 716 million and NOK 22 million respectively.

Capital structure

The Group's balance sheet total in 2003 increased by almost NOK 2 billion, largely due to currency translation effects. The Group's financial soundness strengthened in the course of the year and the book equity to total assets ratio before the additional dividend increased from 35.2 % to 35.9 %. The Group's net gearing (net interest-bearing liabilities in relation to book equity capital), calculated before the additional dividend, was 0.91 at the end of 2003, compared with 1.04 the previous year.

Pensions

The Group's pension costs are recognised in the accounts in accordance with Norwegian and international accounting practices. There were


Equity ratio
'99
34.2
46.4
'00
35.6
42.0
'01
34.7
37.8
'02
35.2
35.4
'03[1]
35.9
39.1
% 0 10 20 30 40 50
Book value
Incl. unrealised portfolio gains before tax
[1] Before additional dividend


Debt and equity
'99
15.7
14.2
'00
18.0
17.3
'01
19.1
19.0
'02
19.5
18.7
'03[1]
18.0
19.7
NOK billion 5 10 15 20
Net interest-bearing debt
Equity (incl. minority interests)
[1] Before additional dividend

minor changes in the calculation base for some companies in Carlsberg Breweries in 2003. The return on the Group's pension funds in 2003 was on a par with expectations. The non-capitalised pension liability was reduced by NOK 175 million and amounted to NOK 606 million at year-end (cf. Note 3 to the Group accounts). In 2003, Orkla decided to change the pension schemes for all its Norwegian companies from defined benefit schemes to defined contribution schemes. Based on reasonable assumptions, there will be relatively little difference in the financial consequences for employees or for the Group.

The Orkla share

The price of the Orkla share was NOK 118 at the beginning of the year and rose to NOK 149 at year-end. Taking into account the payment of a dividend of NOK 3.40 per share, the return was NOK 29.9 %. By comparison, the return on the Oslo Stock Exchange Benchmark Index was 48.4 % and the return on the FT World Index was 25.8 %, adjusted for dividends. The number of shareholders declined by 1,314 to 36,553. The proportion of shares owned by foreign investors increased by 1.5 percentage points to 42.7 %. Further information concerning shares and shareholders may be found on pages 75-77 of this report.

Market situation and operating parameters

The international economic situation was still generally weak in 2003, despite the fact that interest rates declined to historically low levels. The fall in interest rates was particularly sharp in Norway, and towards the end of the year they were on a par with international rates. This led to a substantial decline in the value of the Norwegian krone in the course of 2003, and a resulting improvement in the situation for internationally exposed Norwegian industry, which had been particularly difficult at the beginning of 2003.

There appears to have been moderate volume growth in Nordic grocery sales in 2003. There is still stiff competition in all market segments from both international and local manufacturers. The grocery trade in the Nordic region is among the most concentrated in Europe and the establishment of new foreign low-price chains represents another challenge. Private labels are growing and had a share of around 11 % of the Nordic market. Orkla has a solid base with very strong, profitable market positions and will defend and develop these positions by further rationalising local business systems and increasing its focus on innovation and consumer communication.

New foreign low-price chains have recently established operations in Finland and Sweden and will soon start up in Norway. So far, Orkla has found that measures to improve its cost situation and focus on innovation and product improvements enables Orkla to largely maintain its market positions.

The market situation for beer was mixed in 2003. The Carlsberg brand achieved good growth and BBH strengthened its leading market position in Russia, while the situation in Sweden remained negative. The Russian economy continued to grow in 2003, but the value of the rouble fell relatively sharply against the euro, largely due to the weaker USD. Annualised market growth for beer in Russia was around 7 %.

For Orkla Media, the advertising markets in Denmark and Poland were weak while the situation in Norway was more positive. Towards the end of the year, there were signs that the markets in Denmark were flattening out, but it is too early to conclude that there are clear signs of recovery. In general, Orkla Media maintained its market shares on all markets.

The Chemicals business has a large proportion of its cost base in Norwegian kroner, Swiss francs and euros, while its revenues are largely dependent on US dollars. The company was therefore affected by the weakening of the USD although, as mentioned above, currency hedging contracts helped to limit the impact. The generally weak economic situation had a negative effect on demand and the markets for bulk products were particularly poor.

Comments on individual business areas

Orkla Foods

Orkla Foods reported operating revenues of NOK 11,913 million, equivalent to underlying[1)] growth of 1 % compared with the previous year. Operating profit before goodwill amortisation totalled NOK 1,030 million, up NOK 128 million. The improvement in operating profit was

[1)] Excluding acquisitions and divestments and currency translation effects.


Cash flow Industry division
'99
'00
'01
'02
'03
3.8
1.5
4.3
1.7
5.8
2.4
6.1
2.3
6.4
2.3
NOK billion
1
2
3
4
5
6
7
Cash flow from operating activities before net replacement expenditures
Replacement expenditures and environmental investments


Sales outside Norway
'99
'00
'01
'02
'03
57
61
73
71
72
%
0
10
20
30
40
50
60
70
80

largely due to systematic efforts to strengthen Orkla's competitiveness. Orkla Foods initiated a comprehensive cost reduction programme in 2003. It aims to have completed improvement programmes that will reduce costs by NOK 500 million by the end of 2004 compared with the 2002 level. There are plans to reduce the workforce by 1,000 man-years, equivalent to approximately 15 %. Roughly half of these reductions will take place outside the Nordic region. In the course of 2003, the workforce was reduced by about 700 man-years and the total annual rate for cost improvements was NOK 200 million.

Orkla Foods increased its focus on brand-building in 2003 and launched many new products. Work on innovation and new launches, which are important prerequisites for profitable growth for Orkla Foods, will continue in 2004.

As part of the effort to further develop and coordinate work on food safety, a special standard has been drawn up for companies in the Orkla Group. A manual that has been prepared for analysing critical inspection points in the production process is currently being introduced at all relevant production plants.

Orkla Beverages

Orkla Beverages' operating revenues totalled NOK 15,208 million, compared with NOK 14,516 million in 2002. Adjusted for currency translation effects, this was equivalent to 5 % growth. Operating profit before goodwill amortisation was NOK 1,405 million, compared with NOK 1,364 million in 2002. Adjusted for currency translation effects, this was equivalent to 6 % growth. The businesses in Turkey, Poland and Switzerland achieved substantial profit growth, while profit was lower for BBH due to the decline in the value of the rouble and general pressure on prices.

Carlsberg Breweries' total beer sales volume rose 4 % to approximately 81 million hectolitres. This improvement was largely ascribable to a rise in volume for BBH and growth in Bulgaria and several Asian markets due to acquisitions. The Carlsberg brand grew 7 % in 2003 and the global sales volume was 10.8 million hectolitres. The Group's total volume of other beverages amounted to 21.3 million hectolitres, which was marginally higher than in 2002.

Orkla Brands

Operating revenues for Orkla Brands amounted to NOK 4,739 million, equivalent to 2 % underlying[1] growth compared with the previous year. Operating profit before goodwill amortisation was NOK 929 million, 18 % higher than in 2002. All business areas except Lilleborg Home and Personal Care achieved profit growth. The improvement was the result of the good work done on innovation, which led to higher sales and improved margins, and efficiency gains, especially in manufacturing. Confectionery and Biscuits achieved the strongest growth.

Orkla Brands' focus on innovation resulted in several new product launches in 2003, Nidar Favoritter (Confectionery) being the biggest. Other important launches in 2003 included the Dove hair care range from Lilleborg Home and Personal Care and Gjende/Brago caramel in the Biscuits segment.

Orkla Media

Operating revenues totalled NOK 7,378 million and underlying[1] revenues were on a par with 2002. Operating profit before goodwill amortisation amounted to NOK 242 million, compared with NOK 148 million in 2002. All business areas reported profit growth in comparison with the previous year. Advertising revenues continued to decline in Denmark, although less rapidly than before, and the trend was more positive towards the end of the year.

Orkla Media's continued focus on operational and cost improvements in 2003 contributed to profit growth. Profit for the year remained very weak in Denmark, however.

The operating parameters in Denmark, especially the advertising markets, have so far been significantly weaker than anticipated when the acquisition was made in 2000. Although substantially more comprehensive improvement measures and cost reduction programmes have been carried out than originally planned, profit performance has been weaker than expected. Although there are now signs that the negative market trend in Denmark is flattening out, there is still uncertainty about how strong any upturn will be. The ambitions and objectives for

[1] Excluding acquisitions and divestments and currency translation effects.


Value growth in grocery retailing, Sweden
'99
'00
'01
'02
'03
2.3
1.9
2.3
2.5
2.3
%-growth from previous year
1.0
1.5
2.0
2.5
Source: Statistics Sweden


Value growth in grocery retailing - Norway*
'99
'00
'01
'02
'03
3.7
3.0
4.3
5.8
4.3
%-growth from previous year
2
3
4
5
6
* Retail sale in non-specialised stores

Source: Statistics Norway

the Danish business remain firm, but as a result of continuing uncertainty about future market and profit growth, Orkla Media adopted a conservative approach and as of 31 December 2003 goodwill was written down by NOK 712 million to zero.

Chemicals

Borregaard's operating revenues amounted to NOK 6,048 million in 2003, equivalent to an underlying[1)] decline of 4 % compared with the previous year. 2003 was a weak year for Borregaard and operating profit before goodwill amortisation was NOK 344 million, compared with NOK 537 million in 2002. While the decline in profit was partly due to the generally weak economic situation and the weaker US dollar, towards the end of the year Borregaard also had to take a loss of NOK 81 million in connection with purchasing of soya beans, including losses on trading and associated hedging contracts. NOK 53 million of this was charged against operating profit before goodwill amortisation, while NOK 28 million was posted as a provision under "other expenses". The integration of the Swiss business is proceeding as planned, but profit was affected by the continued weakness of the cellulose markets.

Financial Investments

Pre-tax profit for the Financial Investments division was NOK 1,280 million, compared with NOK 340 million in 2002. The sale of Orkla's interest in Enskilda Securities generated a gain of NOK 513 million. Net realised gains on the share portfolio totalled NOK 259 million, compared with a net realised loss of NOK 95 million in 2002. Dividends received amounted to NOK 434 million, compared with NOK 362 million in 2002. All in all, the book profit on the portfolio was just under NOK 700 million while the change in asset value was NOK 3.4 billion. The return on the portfolio was 29.8 % in 2003. The Oslo Stock Exchange Benchmark Index (OSEBX) rose strongly in 2003, by 48.4 %, while the FT World Index, adjusted for dividends, rose 25.8 %. The negative difference in comparison with OSEBX was due to a lower return on the portfolio's foreign listed shares and unlisted investments. The return on the portfolio's Norwegian listed shares was on a par with OSEBX. At year-end, the market value of the portfolio was NOK 14.7 billion and unrealised gains totalled NOK 2.9 billion, equivalent to 20 % of the portfolio's market value.

Stock market performance Oslo and internationally (Index 31.12.1982 = 1)



15
10
5
'83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03
Oslo
New York
London
Tokyo

Source: OSE Index (TOTX 1983-2001, OSEBX 2002-2003), Dow Jones Industrial Average, FT-SE 100, Nikkei Index

Competence

There continued to be strong focus on developing Orkla's competence in 2003. Whereas attention was previously directed especially towards training and implementing improvement measures in the forward links of Orkla's value chain, i.e. sales, brand-building and marketing, in the last couple of years the main emphasis has been on strengthening competence in the other parts of the value chain. In 2003 there was special focus on improving purchasing and manufacturing, and special training programmes were established to support systematic training in standardised improvement tools. The use of these tools is increasing in all parts of the Group, and this is now having a clear impact on profit in many companies. Work on further development of the Group's management training programmes continued in 2003, with special focus on programmes for middle management.

Personnel and organisation

At year-end the Orkla Group had 31,826 employees (31,734 in 2002), of whom 8,290 were in Norway (8,581 in 2002), 9,780 in the rest of the Nordic region (10,320 in 2002) and 13,756 in countries outside the Nordic region (12,833 in 2002).

Cooperation with employees' organisations through the established cooperative and representational systems is good and makes a valuable contribution towards addressing the challenges faced by the Group and individual companies in a constructive manner. In 2003, one of the main topics was the changeover to a defined contribution pension scheme in Norway, which was implemented with the support of employees' representatives.

On Orkla's Board of Directors there are two women out of a total of seven shareholder-elected members, but there are no women among the employee-elected members. In the Corporate Assembly there are three women out of a total of 14 shareholder-elected members, while two of the seven employee-elected members are women.

The Group Management Team comprises 19 persons, none of whom are women, while there is only one women among the 44 members of the business areas' management teams. At segment level there are 9 % women in the management teams.

A requirement has been introduced whereby nominations for management posts must always include women. Women are requested to clearly state their wishes and ambitions, and follow-up in connection with maternity leave is quality assured. Furthermore, a network has been established comprising representatives of all the business areas, the primary task of which is to introduce practical measures to promote women to management positions.

In principle, the Personnel and Management Development System (PLUS) is intended to ensure the necessary development of managers and key staff, and it provides the basis for a systematic annual review of the

Group's personnel resources, current career plans and personnel development measures. There is focus on career development for female staff and measures for further human resource development are discussed. Orkla also has a mentor programme, which is especially designed to ensure that more women assume leading positions in the Group. Orkla has an evaluation system which helps to ensure that pay is determined on a gender-neutral basis. The Board of Directors is of the opinion that Orkla has too few women at management level. The Board will therefore closely monitor the progress of the measures that have been implemented.

At a meeting of the Corporate Assembly on 22 May 2003, Peter Ruzicka was elected to Orkla's Board of Directors. He succeeds Bjørn Savén. The Board of Directors thanks Bjørn Savén for his contribution to the work of the Board and for his other efforts on behalf of the Group over a period of nine years. At the same meeting, Svein S. Jacobsen, Åse Aulie Michelet and Christen Sveaas were re-elected as members of Orkla's Board.

Information concerning remuneration for the Corporate Assembly, the Board of Directors , the Group President and CEO, the Group Executive Board and the auditor may be found in note 4 to the accounts for Orkla ASA.

Health, safety and environment (HSE)

Orkla is engaged in systematic environmental efforts that are characterised by a coherent, long-term approach and a desire to contribute to sustainable development. The details of Orkla's environmental programmes are formulated by the individual business areas on the basis of the requirements laid down for each area.

Orkla has adopted a "zero injury perspective". All accidents must be prevented. No work-related injuries, illnesses or accidents must be ignored. The focus is therefore on preventive HSE activities.

Sickness absence in Orkla's Norwegian companies fell slightly during the year, from 7.5 % in 2002 to 7.1 % in 2003. This may be connected to the introduction of measures ("an inclusive working life") in cooperation with the National Insurance Offices. However, the injury rate increased from 9.4 to 13.0 per million working hours, although no serious personal injuries were reported. There were no reports of serious accidents or major damage to buildings or production equipment.

Orkla makes continuous efforts to limit the negative environmental consequences that may occur throughout the value chain and is sensitive to the views and demands of customers, consumers and employees. All the environmental requirements laid down by the authorities and the local community must be conformed to. Orkla imposes strict requirements on its suppliers with respect to product safety and environmental standards.

Orkla strongly emphasises the importance of building trust and confidence. The Group's products must therefore be based on safe raw materials and be manufactured using methods that are acceptable to customers and consumers. The Group has adopted a wait-and-see policy on the use of modern gene technology in connection with food production.

In the course of the year there were no incidents that resulted in serious damage to the external environment. Drills are held regularly to train staff to deal with various types of emergency situations.

Orkla's Chemicals business is extremely energy-intensive and food production is dependent on access to substantial quantities of high-quality water. Consequently, most of Orkla's production plants work systematically on comprehensive saving and investment projects to reduce energy and water consumption and increase the use of renewable fuel. For financial reasons, Orkla has chosen to use several different energy systems, which means that there are annual variations in emissions of greenhouse gases.

The distribution of consumer products, such as beverages, food and detergents, has a significant impact on the environment. Orkla is therefore focusing on rationalising transport and adapting and reducing the weight of all packaging. High priority is also given to using materials that can be re-used or recycled in an appropriate manner. Orkla companies are active members of several organisations in the Nordic region that have been established to collect and recycle packaging.

More detailed information about Orkla's environmental efforts and status in the various business areas may be found on the Internet (www.orkla.com/environment).

Trends in H-values[1] at Orkla in Norway[2]


'99
8.6
'00
9.3
'01
9.5
'02
9.4
'03
13.0
0
3
6
9
12
15

[1] Number of injuries per million working hours

[2] The same trend applies to the entire Group

Trends in sickness absence in Norway


'99
7.5
'00
7.2
'01
6.9
'02
7.5
'03
7.1
%
0
1
2
3
4
5
6
7
8

Corporate governance

Orkla's governance systems are based on principles that are largely in accordance with current international views about good corporate governance. The Board of Directors is concerned to ensure that both internal and external parties continue to have full confidence in Orkla by ensuring that the information the company provides to the markets is credible and consistent, and that Orkla's financial reporting is in accordance with good accounting practices and highly transparent. Moreover, there is emphasis on promoting a sound corporate culture that focuses on value creation and improvement. The Board of Directors' work on strategy, development and control is based on a structured plan. In 2003 the Board focused particularly on reviewing the Group's auditing arrangements, among other things with the aim of ensuring that reporting to the Board by internal and external auditors takes place as efficiently as possible.

A more detailed description of matters relating to corporate governance may be found on pages 72–73 of this report.

Allocation of profit for the year

In 2003, Orkla ASA's profit for the year totalled NOK 1,818 million. The Board of Directors proposes the following allocations (NOK million):

Allocated to ordinary dividend	817
Allocated to additional dividend	5,155
Allocated from other equity	(4,154)
Total	1,818

The proposed ordinary dividend of NOK 4.00 per share is 18 % higher than the dividend for 2002 and is equivalent to a payout ratio of 43.5 % (dividend as a percentage of earnings per share).

As previously mentioned, the Board of Directors also proposes an additional dividend of NOK 25.00 per share, equivalent to a total amount of approximately NOK 5.2 billion.

Outlook for 2004

Although there are now several positive signs, there is still uncertainty about how the global economic situation will develop in 2004. Most of Orkla's product groups in the Branded Consumer Goods area are only moderately affected by general economic cycles and profit is more affected by the competitive situation on individual markets. The Branded Consumer Goods business ended the year relatively well in 2003 and the prospects for continued positive momentum into 2004 are considered to be good at the time of writing. The greatest uncertainty still concerns the advertising markets and the impact of new low-price chains in the Nordic region. The Chemicals business had a poor year in 2003 and the operating parameters are considered to be weaker at the beginning of 2004 than at the same time last year. There is still uncertainty about when an economic upswing will materialise in the form of stronger demand and improved prices for the Chemicals business.

The financial markets grew strongly in 2003 in anticipation of an upswing. There is, therefore, uncertainty about future developments on the financial markets.

Oslo, 18 February 2004
The Board of Directors of Orkla ASA

JOHAN FR. ODFJELL
Chairman

KJELL E. ALMSKOG

JONNY BENGTSSON

SVEIN S. JACOBSEN

ANNE BIRGITTE LUNDHOLT

ÅSE AULIE MICHELET

PETER RUZICKA

ARVID F. STRAND

STEIN STUGU

CHRISTEN SVEAAS

FINN JEBSEN
Group President and CEO

INCOME STATEMENT

The income statement shows total revenues for the Group and the expenses involved in maintaining sales at this level. So as to distinguish more clearly between the financial period's ordinary, underlying operations and items arising from acquisitions/items substantially relating to other periods. The income statement distinguishes between operating profit before goodwill amortisation and other revenues and expenses, on the one hand, and operating profit after amortisation of acquired goodwill and revenues and expenses relating to other periods, on the other. Profit before tax also includes financing of operations and investment income. Investment income includes portfolio gains, dividends received and profits from investments in associates in which the Group has a significant influence, e.g. Jotun (42.5 % ownership), and therefore includes its share of the profit for accounting purposes. In profit for the year taxes have been deducted. Minority interests represent that part of the profit/ loss for the year that must be assigned to external interests in the Group's subsidiaries. Most of the minority interests can be found in Carlsberg Breweries, mainly in connection with Baltic Beverages Holding.

Amounts in NOK million	***Note***	**2003**	**2002**	**2001**
Revenues	*1*	**44,579**	42,313	44,309
Other operating revenues		**789**	666	490
Operating revenues	*15*	**45,368**	42,979	44,799
Cost of materials		**(15,044)**	(14,036)	(14,791)
Payroll expenses	*3*	**(10,201)**	(9,636)	(9,867)
Other operating expenses	*4*	**(13,910)**	(13,412)	(14,307)
Ordinary depreciations and write-downs of tangible assets	*20*	**(2,386)**	(2,232)	(2,148)
Operating profit before goodwill and other revenues and expenses	*15*	**3,827**	3,663	3,686
Ordinary goodwill amortisation and write-downs	*20*	**(538)**	(499)	(454)
Other revenues and expenses	*23*	**(967)**	(143)	28
Operating profit		**2,322**	3,021	3,260
Profit from associates	*18*	**730**	305	1,510
Dividends		**437**	369	545
Gains and losses/write-downs portfolio investments	*9*	**259**	(95)	(760)
Financial items, net	*5*	**(881)**	(1,193)	(1,302)
Profit before taxes		**2,867**	2,407	3,253
Taxes	*13*	**(815)**	(630)	(773)
Profit for the year		**2,052**	1,777	2,480
Of this minority interests	*16*	**151**	166	211
Earnings per share fully diluted (NOK)	*See pages 75-77*	**9.2**	7.7	10.7
Earnings per share fully diluted , adjusted (NOK) [1]	*See pages 75-77*	**16.2**	10.6	12.8

[1] Before goodwill amortisatior and other revenues and expenses.

BALANCE SHEET

The balance sheet shows the Group's total assets, broken down into long-term and short-term assets, and how these are financed. Long-term assets are assets intended for permanent ownership or use. Other assets are short-term assets. Long-term assets may be tangible assets such as machinery and plants, property and buildings, but also include intangible assets, investments in associates and other financial long-term assets. Intangible assets largely correspond to the excess value paid by the Group for other enterprises (goodwill). Goodwill is different from other long-term assets in that, unlike tangible assets, its depreciation does not indicate a corresponding need for reinvestment. Short-term assets include inventories and trade receivables, items that have a one-year cycle, the share portfolio (book value), cash and cash equivalents. The Group's equity consists of shareholders' funds, divided between paid-in and earned capital, and minority interests representing that part of equity which must be assigned to external interests in the Group's subsidiaries. Provisions represent pensions, deferred tax and other provisions mainly related to restructuring projects. Interest-bearing liabilities consist of the Group's total borrowings and represent loans from several different credit institutions and with different maturity. Short-term liabilities fall due within a year. Other short-term liabilities are interest-free borrowings, and mainly consist of trade creditors, tax withholdings, and accrued unpaid public taxes/charges.

Amounts in NOK million	Note	2003	2002	2001
Intangible assets	20	**5,887**	5,944	5,978
Tangible assets	20	**17,942**	17,131	17,477
Investments in associates	18	**2,165**	2,187	1,975
Other financial long-term assets	2	**1,795**	1,524	3,004
Long-term assets		**27,789**	26,786	28,434
Inventories	7	**4,207**	4,069	4,528
Receivables	8	**8,627**	8,091	7,964
Portfolio investments etc.	9	**11,867**	11,998	11,599
Cash and cash equivalents	6, 15	**2,468**	2,178	2,120
Short-term assets		**27,169**	26,336	26,211
Total assets	15	**54,958**	53,122	54,645
Paid-in equity	14	**2,010**	2,023	2,038
Accumulated profit	14	**11,569**	15,777	15,931
Minority interests	16	**983**	891	988
Equity		**14,562**	18,691	18,957
Provisions	12	**2,547**	1,897	2,147
Long-term interest-bearing liabilities	10, 11	**17,963**	17,980	18,483
Long-term liabilities and provisions		**20,510**	19,877	20,630
Short-term interest-bearing liabilities	10, 11	**3,463**	4,463	4,229
Other short-term liabilities	8	**16,423**	10,091	10,829
Short-term liabilities		**19,886**	14,554	15,058
Equity and liabilities		**54,958**	53,122	54,645

Oslo, 18 February 2004
The Board of Directors of Orkla ASA

Johan Fr. Odfjell
Chairman

Kjell E. Almskog

Jonny Bengtsson

Svein S. Jacobsen

Anne Birgitte Lundholt

Åse Aulie Michelet

Peter Ruzicka

Arvid F. Strand

Stein Stugu

Christen Sveaas

Finn Jebsen
Group President
and CEO

CASH FLOW STATEMENT

Orkla's cash flow statement is meant to explain how the Group's net interest-bearing liabilities (interest-bearing liabilities net cash and other interest-bearing assets) have changed from one accounting period to the next. The first part shows the cash flow from the Industry division. Cash flow from operating activities before net replacement expenditures shows how the operating profit for the period manifests itself in cash flow terms after allowing for depreciation (no cash effect) and making corrections for changes in tied-up receivables, inventories and working capital facilities. Any gains/losses included in the operating profit are relocated to sales of tangible assets. Cash flow from operating activities shows the cash flow remaining after necessary replacement and environmental investments have been carried out and outmoded assets have been sold at scrap value. Cash flow from the Industry division shows total cash flow from the division after net deductions of borrowings. Cash flow from Financial Investments shows equivalent figures, before net purchase/sale of portfolio investments. The Group's cash flow before capital transactions after taxes have been paid shows the Group's self-generated cash flow. Cash flow before expansion shows similiar figures after dividends and share buy back are paid for. Expansion investments are capacity-increasing investments directly in Group activities, sold companies represent the sales value of companies sold, acquired companies represent expansion into new activities, while the net purchase/sale of portfolio shares and properties represents net tied-up capital in financial investments over and above any realised gains. The total of all these constitutes the Group's net borrowing requirements or the potential for repaying liabilities after correcting for book exchange-rate effects on foreign borrowings. For further information about joint ventures, see note 15 to the Group accounts.

Amounts in NOK million	*Note*	***2003***	***2002***	***2001***
Industry division:				
Operating profit		**2,314**	2,981	3,231
Depreciation and write-downs		**3,696**	2,895	2,606
Changes in net working capital		**416**	195	12
Cash flow from operating activities before net replacement expenditures	*See pages 35–37*	**6,426**	6,071	5,849
Sale of tangible assets		**849**	491	452
Replacement expenditures and environmental investments	*20, see pages 35–37*	**(2,302)**	(2,334)	(2,412)
Cash flow from operating activities		**4,973**	4,228	3,889
Financial items, net		**(1,020)**	(1,143)	(1,301)
Cash flow from Industry division		**3,953**	3,085	2,588
Cash flow from Financial Investments division		**141**	715	955
Taxes paid		**(996)**	(973)	(1,192)
Miscellaneous		**(241)**	(207)	(116)
Cash flow before capital transactions		**2,857**	2,620	2,235
Dividends paid		**(807)**	(781)	(739)
Share buy-back		**(253)**	(351)	(64)
Cash flow before expansion		**1,797**	1,488	1,432
Expansion investments, Industry division	*20, see pages 35–37*	**(450)**	(740)	(726)
Sold companies		**1,039**	210	2,455
Acquired companies	*20, see pages 35–37*	**(437)**	(1,920)	(4,769)
Net purchases/sales portfolio investments/properties		**774**	(920)	41
Net cash flow		**2,723**	(1,882)	(1,567)
Currency translations net interest-bearing items		**(1,160)**	1,498	416
Change in gross interest-bearing liabilities		**(1,017)**	(269)	2,966
Change in liquid assets/interest-bearing receivables		**(546)**	653	(1,815)
Change in net interest-bearing liabilities		**(1,563)**	384	1,151
Net interest-bearing liabilities	*10*	**17,953**	19,516	19,132

The Group accounts have been prepared in accordance with laws and regulations, as well as Norwegian GAAP. All amounts are in NOK million unless otherwise stated.

The sections above the income statement, balance sheet, cash flow statement and notes have been inserted to provide a more detailed explanation of the various presentations.

Principles for preparation of the Group accounts

The Group accounts show the total profit/loss and the total financial position when the parent company Orkla ASA and its controlling interests in other companies are presented as a financial whole. Companies in which the Group has sole controlling interest (subsidiaries) are consolidated 100 %, line by line in the Group accounts. Minority shares of the profit/loss after tax and share of equity are presented on separate lines. In companies where the Group shares the controlling interest with others (joint ventures), the Group's interest is consolidated line by line, using the proportionate consolidation method. Companies in which the Group has a significant influence (associates) are valued using the equity method and the Group's share of the profit/loss and equity in the associate is presented on one line in the consolidated income statement and balance sheet respectively. Other financial investments are presented at cost price to the Group using the cost method.

The principles for incorporating the controlling interests in other companies in the Group accounts, are the same for subsidiaries, joint ventures and associates. The cost price of the shares in the controlled companies is valued against the Group's share of the corresponding equity in the companies and the difference between cost price and the Group's share of the equity is allocated primarily to those of the company's tangible assets (or incurred obligations) whose value deviates from book value. Any residual value is treated as «goodwill» in the Group accounts.

Investments in foreign subsidiaries are independent units and have been translated using the exchange rate at 31 December for the balance sheet and monthly average exchange rates for the income statement. Translation differences have been charged directly against equity.

Accrual, classification and valuation principles

In accordance with Norwegian GAAP the financial statements are based on the transaction, earned income, matching and prudence principles and on the all-inclusive income concept. Account is taken of hedging. When uncertain, the best estimate is used. The financial statements are prepared according to uniform and consistent principles. The statements are based on the going concern assumption principle.

Classification of accounting items. All assets relating to the commodity cycle, receivables due within one year and «assets not intended to be permanently retained or used in the business» are short-term assets. Other assets are fixed assets. The dividing line between short-term and long-term liabilities is one year prior to the maturity date.

Operating revenues are revenues after deduction of discounts, VAT, and other public charges.

Revenues generated by the sale of goods are entered in the income statement at the time of supply. Services are entered as and when they are performed. The proportion of sales revenues related to the future performance of services is capitalised as unearned income at the time of sale, and subsequently entered in the income statement as and when the services are supplied.

Short-term assets and fixed assets. Valuation of short-term assets is effected at the lower of original cost and market value. Fixed assets are valued at original cost less accumulated ordinary depreciation. If the market value of a fixed asset has suffered a permanent diminution, it is written down, but this will be reversed (not goodwill) if the reasons for the write-down no longer exist. Investments in associates are valued in accordance with the equity method (see above).

Trade receivables are valued at estimated realisable value at 31 December. Provisions have been made for bad debts.

Inventories of materials are valued at the lower of cost or market value based on the FIFO principle. Finished goods and work in progress are valued at cost of production. A provision is made for obsolescence.

Shares and other investments which represent financial investments, separate from the Group's strategic industrial investments, are classified as short-term assets and valued using the portfolio principle. The portfolio is managed as a whole and an adjustment in value is only made if the aggregated holdings have a lower value than original cost. The book value and market value of the largest holdings of listed securities are specified in note 9. The market value of unlisted investments has been fixed at cost price unless there is information that justifies a different value.

Individual investments in the portfolio which have incurred a long-term fall in value are written down. In view of Orkla ASA's investment strategy, the securities portfolio does not satisfy the criteria for use of the market value principle pursuant to section 5–8 of the Accounting Act. The investments are undertaken for financial reasons, without necessarily exploiting short-term fluctuations in the market. Long-term shareholdings and other interests which are not treated as investments in associates are recorded using the cost method. The cost method means that shares/investments are recorded in the balance sheet at cost and cash payments received are treated as dividends.

Tangible assets are capitalised and depreciated if they are material and have a useful economic life in excess of 3 years. Maintenance of fixed assets is recorded as an operating cost, whereas expenditure on additions or improvements is capitalised and depreciated in line with the corresponding asset. Asset replacements are capitalised. Excess values arising from acquisitions are allocated in the Group accounts to the relevant fixed assets and depreciated accordingly.

Intangible assets are identifiable intangible assets and goodwill. Expenses relating to self-developed intangible assets in the form of new trademarks etc. are expensed directly, since the future financial benefits to the company cannot be identified with any degree of certainty at the time of launching. The costs of intangible assets taken over by the company through acquisitions are entered indirectly in the balance sheet in the form of goodwill. Balance-sheet items relating to self-developed or specially adapted computer programs are presented as intangible assets.

Research and development (R&D) costs are expensed as incurred. R&D costs are costs incurred by the Group for research and development and studies of existing/new products, production processes etc. in order to secure future earnings. The term includes salaries. See note 19.

Goodwill is the difference between the consideration paid for an acquired enterprise and its book value after having assigned the excess/ deficient value to tangible assets. The term goodwill, therefore, covers elements of intangible assets such as trademarks etc. as well as elements of e.g. synergies and future earning potential. Goodwill in the balance sheet relates to acquisitions. Goodwill is amortised over its expected useful life, in accordance with calculations made at the time of purchase and depending on its constituent elements, but never over more than 20 years. Goodwill relating to new acquisitions is explained in note 20.

Pensions. Accounting for pension costs is in accordance with the Norwegian accounting standard on pension costs. Pension costs and liabilities for defined benefit plans are calculated using assumptions about discount rates, future salary adjustments, state pension benefits, future returns and actuarial calculations on deaths and early retirement, etc. The pension funds are valued in the balance sheet at market value less net pension liabilities. Any over-funding is recorded in the balance sheet to the extent it is likely that it may be utilised or repaid. Changes in the pension liability due to changes in the pension plan are allocated to the income statement over estimated average remaining contribution time. Changes in pension assets and liabilities due to changes in and deviations from the calculation assumptions (estimate changes) are allocated to the income statement over the estimated average remaining contribution time for the part of the differences that exceeds 10 % of the gross pension liability (or pension assets if larger). The treatment of un-amortised differences, defined contribution plans and SPP funds is disclosed in note 3.

Foreign currency translation. The treatment of foreign currency in the Group differs between hedged and unhedged items. «Hedged» means that the financial effect of fluctuations in the relevant currency has been minimised. Balance sheet items which hedge each other are presented at the exchange rate on the balance sheet date while balance sheet items which are hedged by off-balance sheet financial instruments are presented using the hedge rate. Hedging transactions undertaken to hedge contractual cash flows are valued together with these cash flows, and unrealised gain/loss is not recognized. For hedging transactions covering non-contractual cash flows unrealised losses are expensed under the caption «Financial items» and are reclassified and recorded at fair value as operating items at maturity. Other foreign currency items are presented at the current rate of exchange and the profit or loss is recognised.

The gain/loss on debts that hedge the net investments in foreign subsidiaries is reversed at Group level and posted against translation differences under equity.

Portfolio investments are hedged against currency exposure. The hedging effects are posted in the balance sheet on a continuous basis and reversed in step with changes in share prices, exchange rates, the posting of realised gains and losses in the income statement, and any write-down of the portfolio.

Interest bearing instruments are reported on an accruals basis in the same way as interest on interest bearing liabilities and receivables. Unrealised gain/loss on fixed interest positions related to interest bearing balance-items is not recognised.

Financial agreements concerning future purchases/ sales of electric power securing future power production are valued as hedging contracts. Any net long positions in financial agreements on future purchases of power are valued using the lower value of original cost and market value.

Margin trading of electric power is valued using the lower value of original cost and market value.

Trading in soyabeans, soya meal and soya oil contracts securing the price margin on stocks, or securing opposite positions in soya beans, soya meal and soya oil, is valued as hedging contracts. Unrealised loss on positions not secured is recognised in the income statement.

Taxes. The tax charge is based on the financial result and consists of the aggregate of taxes payable and changes in deferred tax. Deferred tax is calculated at the nominal tax rate for timing differences arising between accounting and tax values. Deferred tax on acquisitions is computed at present value.

Uncertain commitments (provisions). Accounting for provisions is in accordance with the preliminary Norwegian accounting standard. Provisions are made whenever it is resolved to implement measures leading to substantial changes in the scope of Orkla's business operations or the way in which they are run. Such provisions are made on the basis of the best estimate of the expenses that are expected to accrue.

Uncertain provisions will be included in the accounts if there is more than a 50 % probability that they will be utilised for settlement. The best estimates are used for calculating the settlement value. Other material matters are commented on in note 12.

Share-based remuneration. The Group has share option and share savings programmes for employees. Insofar as the options or shares are issued under market value, the difference between the market value of the shares and the issue price is recognised as payroll expenses.

A provision has been made for employer's national insurance contributions on share option programmes, related to the difference between the market price and the issue price of the share at year-end based on the period over which the programmes will run.

Carlsberg Breweries

For accounting purposes, Orkla treats Carlsberg Breweries as a joint venture based on the content of the shareholder agreement between the two parties. Consolidation as a joint venture entails the inclusion of Orkla's 40 % interest line by line in the Group accounts, using the proportionate consolidation method and based on accounts presented in Danish kroner. This also applies to the Group's cash flow, but access to liquid assets in Carlsberg Breweries is naturally more limited than for subsidiary companies.

Carlsberg Breweries' accounts have been prepared in accordance with Danish accounting practice. After the new Danish Accounting Act came into force on 1 January 2002, the differences between Norwegian and Danish accounting practices are no longer significant.

Orkla's Group accounts are based directly on the principles applied in the Danish accounts. The exception is the treatment of goodwill, where Orkla treated the merger as a pooling of interests and therefore has different values for opening balance and historical goodwill than Carlsberg Breweries. At the same time, items charged directly against equity in Carlsberg Breweries in 2003 are charged against historical goodwill in Orkla (reduction of NOK 286 million). All acquisitions made by Carlsberg Breweries since and including the purchase of Feldschlösschen in autumn 2000 have been treated in the same way in the balance sheets of both Orkla and Carlsberg Breweries, but the period of goodwill amortisation is slightly different in some cases.

Carlsberg Breweries presents associates in EBITA with profit before tax, while Orkla presents associates after tax as a financial item.

The differences in the activities of Orkla and Carlsberg Breweries give rise to some uncertainty as regards certain specifications and assessments, but this is not assumed to have a significant effect on the evaluation of the Orkla Group accounts.

Sale of the Beverages business

Since the end of the 2003 accounting year, Orkla has entered into an agreement to sell its 40 % shareholding in Carlsberg Breweries to Carlsberg A/S. The agreed price for the shares is DKK 14.9 billion. When settlement is made, Orkla will receive DKK 11.1 billion in cash plus a debt certificate in the amount of DKK 3.8 billion from a first class bank. The debt certificate will fall due in two years' time and run at a market interest rate. The total proceeds from the shares in Carlsberg Breweries are equivalent to NOK 17.5 billion. The sale will entail a book gain of approximately NOK 12.5 billion. The shares will be sold by the Swedish company Orkla AB and the transaction will thus be subject to Swedish tax regulations. There will therefore be no tax on the gain. These transactions are expected to take place at the beginning of March, subject to the prior approval of Orkla's Corporate Assembly.

International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) in 2005

In February 2001 the EU Commission resolved that by 2005 all listed companies in the EU must prepare their financial accounts in accordance with International Accounting Standards (IAS). Under the EEA Agreement, Norwegian companies are subject to the same requirements as EU companies. As from 2005, Orkla will therefore have to prepare its accounts in accordance with IAS.

Orkla has begun to prepare for the introduction of IAS/IFRS in 2005. Work on identifying differences between current Norwegian accounting practices and expected IAS/IFRS is progressing well, and a large part of the accounting staff have attended courses on the anticipated new accounting rules.

The balance sheet reported as of 31 December 2003 will be restated in accordance with IAS/IFRS and will be the opening balance sheet. The IAS/IFRS will require only one year of comparative figures when the transition to the new standards is made and the above-mentioned balance sheet will therefore not be presented. Nonetheless, it will be important since it will form the basis for all valuations and calculations.

The first time Orkla will present its accounts in accordance with IAS/IFRS will be for the first quarter of 2005. Comparative figures will consist of the information for the corresponding period the previous year and the whole of 2004. The opening balance must then have been restated in accordance with IFRS 1 First-time Adoption, and 2004 figures must have been restated in accordance with current IAS/IFRS. It is important to note that accounts will have to be based on the IAS/IFRS that applies on 31 December 2005.

The IAS/IFRS rules have not yet been finalised and a final solution has yet to be reached in several areas. The effects of the introduction of IAS/IFRS for Orkla are therefore not yet clear. In some areas, there will be options as to how to implement the new rules. Orkla must make a number of strategic choices to determine how the rules should be implemented. Similarly, the short-term effects of the transition itself must be identified, and in several areas choices must be made to ensure that the result of the transition for the Group is reasonable. If the IAS/IFRS are not in place by the end of the first quarter of 2005, this will mean that the figures presented for the first quarter may have to be restated at a later date.

Orkla's industrial operations are basically uncomplicated from an accounting standpoint. For Orkla, therefore, the greatest changes will be in specific areas, while it looks as though ordinary accounting routines will largely remain unchanged. In any event, a comprehensive job will have to be done to change manuals and reporting instructions in the run-up to 2005. The process of restating historical figures (First-time adoption) and 2004 figures must also be planned and carried out. All of this may have to be done in the first quarter of 2005, depending on when the IAS/IFRS are finalised.

One of the main challenges ahead will be to comply with new, more stringent rules regarding the recognition of excess value in connection with acquisitions. Until now, Orkla has presented values that are in excess of what can be ascribed to tangible fixed assets as an aggregate under goodwill. It now appears that goodwill as of 31 December 2003 will be able to remain unchanged (First-time Adoption), but it is unlikely that the Group's earlier practice can be continued. The accounting staff is therefore working on finding methods to compute and ascribe intangible values to brands, for instance. The problems will lie in identifying and valuing intangible values and finding the right level of presentation. According to the proposed rules (Exposure Draft 3 – Business Combination), goodwill is no longer to be amortised, and the same applies to brands with an «indefinite lifetime». Other intangible assets must be depreciated and their lifetime will be decided in each individual case. The total annual accounting charge arising from future intangible assets is therefore uncertain, compared with traditional goodwill amortisation. Goodwill and intangible assets with an indefinite lifetime are to undergo a comprehensive annual impairment test. Orkla attaches great importance to using its own staff to carry out both valuations and impairment tests of intangible assets.

For the Financial Investments division, a consequence of having to recognise financial instruments at their fair value will be that portfolio investments will have to be presented at fair value in the balance sheet. Whether or not changes in value are to be posted in the income statement or charged directly against equity will be determined by whether the securities are classified as «trading» or «available for sale». The process of determining how the portfolio is to be classified has begun, but has not been completed. Forest properties will probably be regarded as a biological asset and be presented at fair value with changes in value posted in the income statement. Investment properties may be presented at either fair value or at cost. So far, no decision has been made as to how the Group wishes to present these assets.

Requirements for hedge accounting will be stricter than under the current Norwegian rules. More extensive documentation and correlation will be required. It now looks as though Orkla will be able to continue to follow more or less the same practice as regards hedge accounting as it does today. However, the processes and routines relating to hedge accounting will be far more comprehensive and labour-intensive, and the Group has not yet decided which practice to follow. The alternative to hedge accounting is to carry out financially correct hedging transactions and let them fluctuate in the income statement at fair value. In such case, the results will be far more volatile and will require more detailed comment.

There is uncertainty as to whether it will be possible to use the proportionate consolidation method to present joint ventures. If so, the rules may be the same as those applied under US GAAP, whereby the equity method is the only method permitted for presenting joint ventures. However, the IAS/IFRS are considering other possibilities, and the gross equity method or expanded equity method has been proposed as possible alternatives to the traditional proportionate consolidation method. Nothing is likely to happen in this area until after 2005.

The depreciation concept will be slightly different. There will be a greater degree of decomposition in connection with, for instance, the acquisition of buildings. At the same time, scrap value will play a bigger role, as a result of which depreciation may be lower, and gains and losses on the sale of tangible assets are expected to be lower.

Share-based remuneration will be charged against profit to a greater degree than under the current Norwegian rules. The expenses charged against income will be based on the values fixed at the time the share options were issued.

Methods of presentation may be changed. Under the IAS/IFRS, the most common statement is broken down by function. Norwegian companies have little experience of this method of reporting, and Orkla is making preparations so as to be able to present accounts broken down by both nature and function. Orkla will most probably also have to change its cash flow statement to comply with the IAS/IFRS format.

The EU directive concerning reporting in accordance with IAS/IFRS basically only applies to the consolidated accounts. In its recommendation, the committee that evaluated the Accounting Act has advocated not allowing the use of IAS/IFRS for company accounts. The plan is to pursue a «modernisation policy» whereby the Accounting Act is basically to be adapted to IAS/IFRS, but there may (will) be a time lag when principles are compulsory for consolidated accounts but not yet permitted in company accounts. As a result, account producers may have to apply and keep straight two sets of rules, which is not the solution of choice for the producers. Account producers would like to have an accounting act under which all approved valuations and principles in accordance with IAS/IFRS can be regarded as good accounting practices in Norway, in both company and consolidated accounts. There are still no Norwegian translations of the standards. These must be based on consistent, Norwegian accounting terminology.

The notes are partly intended to give a more detailed description of the items in the income statement, balance sheet and cash flow statement and partly to describe circumstances not directly related to the accounts but which may nevertheless be very important to those using the accounts. The latter may for instance apply to information about commitments not included in the accounts (note 22), mortgages and guarantees (note 17), conditions relating to foreign-exchange strategy and Group financing (notes 10 and 11) and information about major co-operative agreements with other parties (note 21). Together with the accounting figures, such information is essential in order to understand the Group's past and future development. The Report of the Board of Directors together with the Financial Statements (Income Statement, Balance Sheet, Cash Flow Statement and notes) give comprehensive information about the company's operations and financial position.

1 Revenues segment information – geographical markets

Most major enterprises supply products and services or operate in geographical areas where profitability, future development potential and risk vary. Segment information is provided for both business areas and geographical markets and is intended to provide users of the financial statements with a better understanding of an enterprise's activities and a more reliable basis for evaluating its earnings. A geographical breakdown of the Group's sales revenues, based on where the customers are, and the capital employed, based on where the companies are located, in the most important markets in which the Group operates, is set out below. The capital employed is a measure of the enterprise's «total working capital» and comprises net of trade receivables and inventories, interest-free liabilities relating to operations, as well as tangible assets and the book value of goodwill in the various markets.

Amounts in	Revenues			Capital employed[1]		
NOK in millions	2003	2002	2001	2003	2002	2001
Norway	**12,245**	12,255	12,068	**8,955**	9,215	8,954
Sweden	**6,875**	6,682	7,082	**4,001**	4,103	4,852
Denmark	**6,533**	5,862	6,619	**3,208**	4,015	4,279
Finland and Iceland	**1,880**	1,732	1,679	**1,069**	960	936
Nordic region	**27,533**	26,531	27,448	**17,233**	18,293	19,021
Rest of Western Europe	**9,488**	8,839	9,172	**4,601**	5,636	5,031
Eastern Europe	**4,997**	4,750	4,567	**4,323**	3,908	3,594
Asia	**1,462**	1,114	1,917	**1,097**	671	453
Rest of the world	**1,099**	1,079	1,205	**1,228**	272	728
Outside Nordic region	**17,046**	15,782	16,861	**11,249**	10,487	9,806
Total	**44,579**	42,313	44,309	**28,482**	28,780	28,827

[1] The Group has also spent NOK 12 billion on financial investments in different geographical areas. See note 9 for a split between Norwegian and foreign investments.

For further information please see pages 35–37, "Summary accounts for the business areas", which are also a part of this note.

2 Other long-term financial assets

Other long-term financial assets comprise financial investments intended for permanent ownership or use. This is a presentation of shares which are strategic, but where ownership or influence does not qualify for reporting as an associate. These shares are presented at cost price and only dividend received (if any) is taken to income in the Group accounts. Also included are net pension premium reserves in companies having greater pension premium reserves than commitments (over-financed schemes) and other receivables falling due in more than one year's time.

Amounts in	Book value		
NOK million	2003	2002	2001
Financial long-term assets in Carlsberg Breweries [1]	**199**	107	675
Miscellaneous	**156**	181	118
Total shares	**355**	288	793
Interests in partnerships	**1**	2	3
Total shares and interests	**356**	290	796
Loans to employees	**93**	72	153
Pension funds	**210**	187	199
Long-term interest-bearing receivables	**797**	574	1,460 [2]
Other long-term receivables	**339**	401	396
Other long-term financial assets	**1,795**	1,524	3,004

[1] Represents several different minor investments made in Carlsberg Breweries.
[2] Loan to Carlsberg Breweries accounts for approximately NOK 900 million (external part 60 %).

Payroll expenses are the total disbursements relating to remuneration to personnel employed by the Group and to Group officers. These expenses comprise direct salaries and holiday pay, fees to Group officers, any bonuses paid, the effect of employees' share and option programmes, pension expenses and public taxes/charges relating to the employment of personnel. The expenses can be broken down as follows:

Amounts in NOK million	2003	2002	2001
Wages and holiday pay	**(8,334)**	(7,897)	(8,199)
National insurance contributions	**(1,215)**	(1,194)	(1,148)
Pension costs	**(518)**	(467)	(435)
Other payments etc.	**(134)**	(78)	(85)
Payroll expenses [1]	**(10,201)**	(9,636)	(9,867)

[1] See note 1 for Orkla ASA.

Bonus systems

The bonus system in the Industry division, which is linked to EVA performance, was essentially continued in 2003. Some 200 managers participate in the bonus system. As a rule, the bonus is weighted between the manager's own profit level and the overall profit level. In addition, a certain part of the bonus is connected to the achievement of personal, non-financial goals. To ensure a long-term management perspective, a distinction is made between the earned bonus based on profit for the year and the bonus that is paid out. The earned bonus is transferred to a bonus bank account established for each manager, after which one third of the balance is paid out each year. If there is negative growth in EVA, the employee's bonus may be negative, which will reduce the bank balance and basis for bonus payments correspondingly. Any future bonus will first be applied to cover the negative balance, after which the employee will be paid a bonus. If the employee leaves Orkla, any remaining balance in the bonus bank account will not be paid out, nor will the employee be required to cover any negative balance.

A provision of approximately NOK 60 million for earned bonuses has been made in the Group accounts for 2003. This amount includes the EVA bonus, the bonus based on the achievement of personal goals and the related national insurance contribution. Bonuses were earned in the Branded Consumer Goods area, while substantial negative bonuses were triggered in the Chemicals area. Individual negative bonuses are not capitalised.

Options/cash bonuses

Until recently, the Orkla Group had a cash bonus programme for managers in which the amount of the bonus was linked to the performance of the Orkla share. Around 100 managers are included in the programme. The Board of Directors of Orkla ASA has decided to replace this programme with a corresponding option programme. Options are normally issued at 110 % of the market price with a life of six years and may be exercised in the last three years. When an option is exercised, Orkla alternatively has the right to redeem the option by paying a cash amount equivalent to the difference between the exercise price and the closing price of the share on the day the option is exercised. As a result of this programme, a substantial proportion of current cash bonuses have also been converted into options. In 2003, 2,040,500 options were issued as follows:

Number	Exercise price	First exercise date	Date of expiry
273,000	157	13.11.2003	December 2005
790,000	160	13.11.2003	December 2006
150,000	163	01.03.2004	15.12.2007
75,000	195.8	06.03.2004	06.03.2007
294,000	166	01.03.2005	15.12.2008
75,000	165	07.03.2005	07.03.2008
120,000	165	05.07.2005	05.07.2008
263,500	165	February 2007	15.12.2009

To avoid giving the impression that members of the Group Executive Board might benefit from the conversion process itself, the Board of Directors decided that cash bonuses awarded to members of the Group Executive Board, which at the time of the transition to the option programme were «in the money», would not be converted into options. A similar decision was made in the case of certain other managers.

The remaining part of the cash bonus programme, a total of approximately 539,500 underlying shares, is still largely hedged against increases in the Orkla share price by means of a hedging agreement with a financial institution.

Pension plans

Defined benefit plans

12,600 of the Group's present employees and 6,700 former employees are covered by pension schemes that are classified as funded benefit plans. In addition 600 present employees and 2,300 former employees are covered by benefit plans that are paid from the companies' operations. Pensions for employees with salary above 12 NI are also paid from the companies' operations. Unfunded pension schemes primarily consist of schemes that are not tax deductible before pensions are paid to the employees and therefore not funded.

The Group's benefit plans are primarily concentrated in Norway, Sweden, England and Switzerland. These countries account for 52 %, 7 %, 16 % and 21 %, respectively, of the Group's gross pension liability.

The schemes in Norway are primarily «net schemes» that do not link the Group's liability to changes in benefits from the Norwegian National Insurance Fund. The Group's legal obligations are not influenced by the accounting treatment.

Pension costs for the year for the Group's benefit plans are calculated by independent actuaries and are based on information as of 1 January 2003.

Contribution plans

Contribution plans comprise schemes whereby the companies make annual contributions to the employees' pension schemes. The return on the plan assets of each employee will decide the ultimate pension benefit. Contribution plans also comprise pension schemes common to several companies and where the pension premium is set independently of demographic profile in the various companies (so-called multi-employer plans).

Orkla has in 2003 decided to replace the existing defined benefit plans in Norway with contribution plans starting 1 January 2004. The reason for this was to achieve better adapted, and more attractive plans within a cost level for the Group comparable to that of existing plans. All employees below the age of 60 in Norwegian companies will, as of 1 January 2004, receive a confirmation from their life insurance company stating their earned pension rights (minimum liability) as of this date. Thereafter, the Group companies will make monthly payments to the individuals' pension contribution accounts. At retirement age, the present employees below the age of 60 will thus receive a combined recurring pension consisting of payments based on earned rights from the previous benefit plan and a pension in accordance with the accumulated amount on the contribution account. Employees may at retirement age receive a higher or lower total pension benefit from the new scheme than if the old benefit plan had been continued. Employees who will receive a lower total benefit, based on particular assumptions, will receive a monthly payment in addition to salary as compensation during their remaining time of employment. The accounting consequence of conversion to contribution plans is that liability in excess of minimum liability for employees below the age of 60 has been reversed as of 31 December 2003 with approximately NOK 160 million. The reversed amount has been used to cover compulsory administrative costs charged by the life insurance companies for taking over responsibility for the minimum liability and as accrual for the net present value of the afore mentioned compensation and any remaining amount has been added to or subtracted from unamortised gains or losses. The conversion therefore has no effect on profit for 2003.

Assumptions

	Norway	Sweden	England	Switzerl.
Discount rate	6 %	6 %	5.5 %	3.5 %
Future salary adjustment	3 %	3 %	3.3 %	1.5 %
Average remaining pensionable service	15 years	12 years	15 years	15.7 years
Adjustment of benefits/ NI multiplier	2 %	2 %	3 %	0.5 %
Return on pension funds	7 %	-	8.5 %	4.75 %
Estimated return 2003	7 %	-	8.5 %	4.75 %

The assumptions for 2002 have been considered and, apart from those for Switzerland, have been maintained for 2003.

Breakdown of net pension costs

Amounts in NOK million	2003	2002	2001
Present value of this year's pension benefits (including national insurance contributions)	**(252)**	(226)	(213)
Interest expenses on pension liability	**(337)**	(311)	(307)
Expected return on pension funds	**318**	314	285
Amortisation of deferred liability due to differences between plan/assumptions	**(28)**	(37)	(9)
Net pension cost of benefit plans	**(299)**	(260)	(244)
Contribution plans	**(219)**	(227)	(212)
SPP funds (Sweden)	**0**	20	21
Net pension costs	**(518)**	(467)	(435)

Breakdown of net pension liability at 31 December

Amounts in NOK million	2003	2002	2001
Gross pension liability	**(6,732)**	(5,966)	(5,942)
Pension funds (market value)	**5,415**	4,502	4,999
Actual net pension liability	**(1,317)**	(1,464)	(943)
Unamortised differences from plan/assumptions	**606**	781	187
Capitalised net pension liability	**(711)**	(683)	(756)
Capitalised pension liability	**(921)**	(870)	(955)
Capitalised pension funds	**210**	187	199

Breakdown of pension funds (market value) at 31 December

	2003	2002	2001
Cash and cash equivalents	**2 %**	3 %	2 %
Money market investments	**9 %**	5 %	4 %
Bonds	**65 %**	50 %	41 %
Loans	**1 %**	-	4 %
Shares	**13 %**	30 %	35 %
Property	**10 %**	12 %	14 %
Total pension funds	**100 %**	100 %	100 %

	2003	2002	2001
Average number of employees	**31,780**	31,750	31,456

4 Other operating expenses

Other operating expenses comprise all expenses other than payroll expenses and depreciation. Major expense items are specified below.

Amounts in NOK million	2003	2002	2001
Advertising	**(1,915)**	(1,802)	(1,589)
Repair and maintenance costs	**(1,032)**	(893)	(1,111)
Group auditor's fee (attest) [1]	**(17)**	(10)	(15)
Group auditors' fee (consulting) [1]	**(5)**	(4)	(3)
Other auditors' fee (attest)	**(15)**	(20)	(22)
Other	**(10,926)**	(10,683)	(11,567)
Total	**(13,910)**	(13,412)	(14,307)

[1] The auditor's fee applies to Orkla exclusive of Carlsberg Breweries. Orkla's 40 % share of the Group auditor's fee in Carlsberg Breweries amounts to around NOK 2 million. The Group auditor's consultancy fees cover Orkla exclusive of Carlsberg Breweries and are mainly audit and tax related. Carlsberg Breweries (40 % interest) also has Group auditor's consultancy fees amounting to about NOK 1 million.

5 Financial items, net

Net financial items comprise all the Group's interest income and expenses relating to the Group's total financing and charges relating to new loans. These items also include the net exchange-rate effects of the Group's receivables and liabilities in foreign currencies, reported as exchange gains/losses. Gains/losses on securities not reported under Financial Investments may also be included.

Amounts in NOK million	2003	2002	2001
Interest income	**375**	530	543
Interest expenses	**(1,159)**	(1,527)	(1,747)
Net interest	**(784)**	(997)	(1,204)
Net foreign exchange gains/losses	**1**	(85)	(7)
Other financial items, net	**(98)**	(111)	(91)
Financial items, net	**(881)**	(1,193)	(1,302)

Cash and cash equivalents 6

The Group's cash and cash equivalents comprise the Group's total cash, bank deposits and cash positions. Cash and cash equivalents are not the same as the Group's liquidity reserve. The high level of cash and cash equivalents are due to the Group being unable to direct all the Group's reported assets through its Group accounts system. This is particularly true of joint ventures (Carlsberg Breweries, Hjemmet Mortensen, Chips Scandinavian Company and Rzeczpospolita), in which the Group can not co-ordinate assets in the same way as for wholly owned enterprises. The Group's liquidity reserves are described in note 11 "Financing".

Amounts in NOK million	2003	2002	2001
Cash and cash equivalents	**717**	700	532
Restricted deposits	**894**	591	405
Group bank account system	**333**	696	105
Short-term placements	**524**	191	1,078
Total cash and cash equivalents [1]	**2,468**	2,178	2,120

[1] Including cash and cash equivalents in joint ventures, see note 15.

Inventories 7

The Group's inventories are specified in terms of both type of goods and business. Inventories comprise the Group's inventoried stocks of raw materials, work in progress, finished goods and merchandise at cost or manufacturing cost. Inventory presented here should, as for cost of material, be goods that are included in the finished product, including packaging. Any redundant stock that does not justify valuation at cost is valued at its expected future sales price.

Amounts in NOK million	2003	2002	2001
Raw materials	**1,534**	1,639	1,938
Work in progress	**242**	178	227
Finished goods and merchandise	**2,431**	2,252	2,363
Total	**4,207**	4,069	4,528
Orkla Foods	**1,422**	1,397	1,512
Orkla Beverages	**1,211**	1,092	1,217
Orkla Brands	**425**	402	404
Orkla Media	**54**	55	62
Chemicals	**1,093**	1,124	1,336
Head Office/Unallocated	**2**	(1)	(3)
Total	**4,207**	4,069	4,528

Short-term receivables and liabilities 8

Short-term receivables

The receivables relate to operations and consist of trade receivables, other short-term receivables and prepayments. Trade receivables are under continous review and provisions for bad debts have been made for uncertain receivables.

Amounts in NOK million	2003	2002	2001
Accounts receivable	**5,971**	5,560	6,066
Advanced payment to supplier	**938**	533	163
Short-term receivables interest-bearing	**208**	175	-
Other short-term receivables	**1,510**	1,823	1,735
Total	**8,627**	8,091	7,964

Short-term liabilities

Short-term liabilities are liabilities relating to operations (trade creditors, unpaid public taxes/charges, holiday pay etc.), financial liabilities (payable interest) and unpaid tax and dividends. All these items all represent interest-free borrowings. Capital employed may only include liabilities relating to operations.

Amounts in NOK million	2003	2002	2001
Trade accounts payable	**3,422**	2,909	3,025
Unpaid tax, tax withholdings	**1,497**	1,400	1,718
Tax payable	**647**	549	765
Dividends	**6,014** [1]	738	722
Other short-term liabilities	**4,843**	4,495	4,599
Total	**16,423**	10,091	10,829

[1] Includes additional dividend for 2003 of NOK 5,155 million.

9 Portfolio investments, etc.

The Financial Investments division is one of the Group's three core business areas. The investments are managed as a portfolio. The portfolio consists exclusively of financial investments and is separate from the Group's strategic and industrial investments. The portfolio is characterised by a focus on large individual holdings. (See also description of portfolio performance in the report of the Board of Directors.) The market value of investments in unlisted shares is posted at cost price, unless:

– Recent transactions reflect a significantly higher value. The transactions must involve arm's length third parties and be large enough to represent a genuine valuation of Orkla's investment.

– There has been a substantial reduction in value, in which case the market value of the investment will be reduced accordingly. The reduction in value will be reversed to cost price if the grounds for the reduction no longer exist.

Amounts in NOK	Number of shares	Book value	Market value	Industry	Share owned	Share of portfolio
Listed securities Norway						
Elkem	19,636,991	1,862	3,829	Materials	39.9 %	26.1 %
Storebrand	27,648,956	470	1,203	Insurance	9.9 %	8.2 %
DnB NOR ASA	22,722,272	807	1,020	Bank and insurance	1.8 %	6.9 %
Rieber & Søn A	11,395,907	542	575	Beverages, food and tobacco	14.3 %	3.9 %
Telenor	12,000,000	400	521	Telecom services	0.7 %	3.5 %
Norsk Hydro	1,235,000	417	513	Energy	0.5 %	3.5 %
Steen & Strøm	3,161,635	180	400	Real estate	11.3 %	2.7 %
Schibsted	1,605,331	141	186	Media	2.3 %	1.3 %
Nera	9,088,963	214	128	Technical hardware & equipment	7.4 %	0.9 %
Norske Skog	867,252	101	112	Materials	0.7 %	0.8 %
Adresseavisen	326,427	72	108	Media	17.2 %	0.7 %
Dagbladet A + Pref. [1]	291,955	114	101	Media	24.2 %	0.7 %
ProSafe	738,450	96	99	Energy	2.2 %	0.7 %
Oslo Børs Holding	499,500	45	91	Commercial services	10.0 %	0.6 %
Kverneland	1,076,633	156	88	Capital goods	8.7 %	0.6 %
Ekornes	647,900	60	80	Consumer durables	1.9 %	0.5 %
Rica Hotels ASA	2,394,600	51	74	Hotel	10.0 %	0.5 %
Håg	2,274,500	64	52	Commercial supplies	23.8 %	0.4 %
Miscellaneous		51	38			0.3 %
Total		5,843	9,218			
Listed securities foreign						
Capio	6,220,500	207	335	Health care	8.0 %	2.3 %
SCA B	1,185,000	305	323	Materials	0.6 %	2.2 %
Amersham Plc	3,500,000	169	319	Pharmacy	0.5 %	2.2 %
KCI Konecranes	1,229,100	154	286	Capital goods	8.6 %	1.9 %
Hennes & Mauritz	1,390,050	210	221	Retailing	0.2 %	1.5 %
Electrolux B	1,150,000	152	169	Retailing	0.4 %	1.1 %
Nobia AB	1,920,000	111	134	Capital goods	3.3 %	0.9 %
Enter Sverige	158,559	146	114	Mutual fund	n/a	0.8 %
Vimpelcom ADR	220,000	96	108	Telecommunication services	0.4 %	0.7 %
Nordic Alpha Plc	125,000	103	107	Hedge fund	n/a	0.7 %
Enter Sverige Fokus	128,904	122	105	Mutual fund	n/a	0.7 %
Dynea bonds 10.08.15 [2]	-	57	90	Materials	n/a	0.6 %
Vodafone	5,240,314	139	86	Telecommunication services	0.0 %	0.6 %
Pfizer	300,000	67	71	Pharmacy	0.0 %	0.5 %
Enter Obligasjonsfond	52,662	50	57	Mutual fund	n/a	0.4 %
Carlsberg A + B [3]	198,721	74	56	Beverages	0.3 %	0.4 %
Danske Bank	350,000	50	55	Bank and insurance	0.1 %	0.4 %
Miscellaneous		659	272			1.9 %
Total		2,871	2,908			
Unlisted securities						
Industri Kapital 2000	-	448		Private equity fund	3.6 %	
Norway Seafoods Holding loan [4]	-	448		Industrial	n/a	
Industri Kapital 1997	-	341		Investment	8.0 %	
Findus A + B [5]	33,175,916	227		Food	14.8 %	
Carema B	8,198,630	176		Health care	26.2 %	
Dynea	818,205	113		Materials	3.8 %	
EAC Fund II	-	107		Investment	8.2 %	
Northzone III (VP)	1,050,000	105		Investment	30.0 %	
Dyno Nobel Holding	924,393	91		Materials	3.4 %	
H & B Capital	-	89		Investment	15.8 %	
Qubus Hotel Holding	66,772	67		Hotel	20.6 %	
Dockwise Transport	182,809	56		Transportation	3.7 %	
Telenor Venture II	54,131	54		Investment	10.8 %	
Industri Kapital 1994	-	54		Investment	8.8 %	
Carl Aller	6,450	50		Media	3.6 %	
Helly Hansen G.H. lån	-	48		Retailing	n/a	
Boston Millennia Partners II	-	46		Investment	2.7 %	
Venture Partners MMF III Del LP	-	44		Investment	22.2 %	
Skandia Investment	-	42		Investment	10.0 %	
Overseas Telecom A + B [6]	238,500	41		Investment	13.1 %	
Enter Asset Management	2,500	38		Diversified financials	50.0 %	
Helly Hansen G.H.	4,766,122	37		Retailing	16.5 %	
n3sport Pref. A + B [7]	553,015	35		Technical hardware & equipment	40.0 %	
Miscellaneous		241				
Total		2,998	2,556			
Currency hedging, recorded in balance sheet		61				
Total portfolio investments [8]		11,773	14,682			
Of this owned by Orkla ASA		11,441	14,277			

[1] Dagbladet A: 209,818 shares Dagbladet Pref: 82,137 shares
[2] Nominal value EUR 16,450,000, interest 12.25 %, due date 15 August 2010
[3] Carlsberg A: 147,946 shares, Carlsberg B: 50,775 shares
[4] The interest is subject to quarterly adjustment, average interest in 2003 was 6.2 %
[5] Findus A: 9,769,885 shares, Findus B: 23,406,031 shares
[6] Overseas Telecom A: 150,170 shares, Overseas Telecom B: 88,330 shares
[7] n3sport A: 477,281 shares, n3sport B: 75,734 shares
[8] In addition Orkla Media has minor investments totalling NOK 94 million.

10 Currency, interest and commodity instruments

This note gives an overview of Orkla's interest-rate and currency risk and how these are managed. The first part of the note addresses the Group's liabilities, giving an indication of how the balance sheet exposure is managed. It describes how liabilities are divided between the different currencies as shown in the table. The table also shows the fixed-interest period for liabilities. The interest level is also shown per currency for liabilities at year-end (this includes both floating and fixed-interest liabilities). Unrealised gain/loss on fixed-interest positions shows the value that would result from the conversion of a fixed-interest position to a floating-interest position at year-end. The table shows net positions and in addition to loans (as shown in note 11), financial derivatives (forward contracts, options, forward-rate agreements (FRAs), interest and currency-swap agreements and interest-swap agreements) have also been used to achieve the desired position. The second part of the note describes exposure and hedging relating to operations. The currency exposure relating to future cash flows is hedged with forward contracts/options. The risk relating to energy and commodity contracts which are traded on exchanges or similar market places as well as hedging of these is also described.

A) Exposure relating to the balance sheet

Interest-rate risk management

The Orkla Group pursues a predominantly floating debt policy. Fixed interest positions are entered into as a measure to reduce the effect of short-term fluctuations in money-market rates. The interest risk profile of the loan portfolio is shaped partly by the choice of interest-rate structure for the Group's borrowings and partly by the use of interest-rate derivatives such as interest-swap, interest and currency-swap agreements and FRAs.

Unrealised gains/losses on fixed-interest positions (see table) are not included in the accounts as these are linked to the underlying balance sheet items.

Currency risk management

The Orkla Group has currency exposure related to monetary balance-sheet items in the different companies, and to translation of ownership interests in foreign companies.

Efforts are made to fully hedge monetary balance sheet items. Exposure relating to shares in foreign companies is limited by aligning the total debt portfolio's currency composition with the relative importance of the respective currencies and countries to the Group's industrial activities. Hedges of net investments in foreign companies at Group level are included in the alignment.

The currency distribution of the debt portfolio is also influenced by the Financial Investments division's currency funding of the foreign shares portfolio.

Breakdown of the debt portfolio by currency and interest risk profile
(including hedging transactions of balance sheet items)

Amounts in NOK million	31.12.2003	Next interest rate adjustment 2004	2005	2006	2007	2008	After 2008	Average[1] (years)	Interest[1] level borrowing rate	Unreal. gains/ (losses) on fixed-interest positions[1]
EUR	**5,123**	3,775	35	6	665	2	640	1.5 years	3.2 %	(62)
SEK	**4,476**	3,461	-	-	-	-	1.015	1.7 years	3.3 %	27
USD	**2,953**	2,570	9	-	-	-	374	1.1 years	3.4 %	10
NOK	**2,564**	1,962	-	-	-	-	602	3.3 years	5.6 %	(8)
DKK	**2,276**	1,747	2	26	12	-	489	1.6 years	3.4 %	(6)
GBP	**1,494**	772	-	-	-	-	722	5.3 years	6.2 %	(144)
CHF	**1,059**	1,059	-	-	-	-	-	0.4 years	0.1 %	-
Others	**1,481**	1,324	9	10	-	108	30	0.8 years	4.6 %	-
Total interest-bearing liabilities	**21,426**	16,670	55	42	677	110	3,872	1.9 years	3.7 %	(183)
Liquid assets	**(2,468)**									
Other interest-bearing receivables	**(1,005)**									
Net interest-bearing liabilities	**17,953**									

[1] By way of comparison, at 31 December 2002 the average interest risk period for Orkla's gross interest-bearing liabilities (including hedging transactions) was 0.8 years. The borrowing interest rate level was 5.1 %, and unrealised loss on fixed-interest positions totalled NOK 247 million.

B) Exposure relating to operations

Currency risk management

The Orkla Group's currency exposure relating to operations takes different forms and the origins and periods of exposure are different for the different business areas. The enterprises in the Branded Consumer Goods area sell mostly in their respective domestic markets in their own currency, while their expense includes imported goods. In this case the currency exposure period will depend on when price changes can be effected to take account of exchange-rate movements. In the Chemicals business, production is divided between several countries and sales take place all over the world. Currency risks may relate directly to the goods bought and sold, but may also relate to currencies other than those used for invoicing.

Currency risk is therefore handled in accordance with the strategy of each of the business areas, within general limits defined by the Group. According to these limits, contractual cash flows in foreign currency from operations should normally be hedged in full. Expected cash flows are to be partially hedged, but only for a limited period and insofar as it is highly probable that they will be realised. These cash flows are normally hedged for a period of 6–9 months and for some segments of the Chemicals business for up to 3 years.

Outstanding forward contracts[1]
for hedging exposure relating to operations
Amounts in million

Purchase currency	Amount	Sale currency	Amount	Maturity
NOK	1,164	USD	146	2004
NOK	319	USD	36	2005
NOK	56	USD	7	2006
NOK	236	EUR	28	2004
NOK	18	EUR	2	2005
EUR	21	USD	19	2004
EUR	13	USD	12	2005
EUR	2	USD	2	2006
EUR	3	SEK	28	2004
SEK	60	USD	6	2004
SEK	56	USD	6	2005
SEK	25	USD	3	2006
SEK	66	NOK	59	2004
CHF	26	USD	19	2004
CHF	20	EUR	13	2004
USD	3	DKK	20	2004

[1] In currency pairs where the net total of positions is more than NOK 20 million.

The total volume of outstanding hedges relating to operating exposure corresponded to NOK 2,607 million at 31 December 2003, compared with NOK 2,615 million at 31 December 2002.

For cash flow hedges relating to contracts and the like, hedging gains/losses are not set off against the cash flows they are hedging until maturity. Unrealised gains, included foward points, on these hedges totalled NOK 390 million at 31 December 2003 compared with NOK 424 million at 31 December 2002. This gain is mainly connected to hedging in the Chemicals business.

Electric power

Orkla is both a producer and consumer of electric power. The Group is a net seller of power for the year as a whole, taking into account the long-term agreement to purchase power from DNN which runs until 31 December 2006. In order to optimise factors such as day-to-day variations, seasonal variations and the Group's own production level, Orkla enters into financial contracts that are traded on Nordpool. These contracts are valued as hedging contracts. At 31 December 2003 Orkla was net buyer of electric power against Nordpool for delivery in the period 1 January 2004 to 1 January 2007. There was an unrealised gain on these hedging contracts of about NOK 55 million at 31 December 2003. These contracts are valued using the lower value of original cost and market value.

Margin trading was also carried out within given limits in the Nordpool market. All positions were closed at 31 December 2003.

Soya beans, soya meal and soya oil

Non-genetically modified soya beans are purchased from Brazil, and sold to other companies or further processed in Fredrikstad and sold as soya meal or soya oil.

Orkla hedges against price exposure relating to stocks of soya beans and the processed products soya meal and soya oil by means of futures and options contracts listed on the Chicago Board of Trade (CBOT).

There is a high degree of covariation between the prices of soya beans, soya meal and soya oil. Product price hedging is valued in aggregates.

The market value of the stocks in soya bean equivalents as of 31 December 2003 was NOK 237 million, delivered to Norway and Brazil. The spot price of soya beans on the CBOT as of 31 December 2003 was approximately NOK 1,936 per tonne delivered to Chicago. Unrealised gains on commercial sales contracts and hedged portion of the net position in relation to the CBOT, are offset by unrealised losses on purchase contracts and stocks.

All commercial purchase and sales contracts, and contracts cleared with the CBOT outstanding as of 31 December 2003, have a duration of less than one year.

The unhedged quantity in terms of soya bean equivalents totalled 34,773 tonnes at year-end. The market value of the position is approximately USD 10 million or around NOK 68 million. Unrealised losses of around NOK 28 million related to this position have been entered in the income statement. There were no outstanding options as of 31 December 2003.

This note shows the composition of the Group's interest-bearing borrowings. The table gives a breakdown of borrowings according to source and year of maturity. The table also shows the unutilised long-term drawing facilities available to the Group on demand, and when these facilities expire.

The Group's interest-bearing borrowings by type and maturity

Amounts in NOK million	31.12.2003	Maturity 2004	2005	2006	2007	2008	After 2008
Certificates[1]	**1,206**	1,206	-	-	-	-	-
Bond issues[1]	**9,545**	992	1,197	253	2,916	151	4,036
Bank loans	**9,650**	2,147	1,916	2,602	1,466	852	667
Mortgage institutions insurance companies	**228**	5	5	25	11	3	179
Miscellaneous	**797**	174	47	168	30	119	259
Gross interest-bearing debt	**21,426**	4,524	3,165	3,048	4,423	1,125	5,141
Unutilised drawing facilities[2]	**11,255**	1,004	3,700	2,968	1,403	1,422	758

[1] Certificates and bond issues are described separately in this note.
[2] The Group's bank loans are mainly multi-currency agreements with an EUR limit.

At 31 December 2003 the average time to maturity on the Group's interest-bearing borrowings was 4.2 years, compared with 4.0 years at 31 December 2002. Corresponding figures for the Group's unutilised drawing facilities were 3.1 years and 3.4 years, respectively. Orkla ASA uses certificate loans and short-term bank loans mainly as an alternative to borrowing on long-term drawing facilities.

The Group also has cash-pools and bank accounts with short term credit limits. Amounts drawn as of 31 December 2003 are included in "Bank loans" above, whereas unutilised credit lines on these accounts are in addition to the figure of unutilised drawing facilities in the above table.

Bond issues and certificate loans

ISIN	Coupon[1]	Term	Currency	Outstanding in ccy million[2]	Debt in NOK million
Bond issues at 31 December 2003					
SE 312050	9.00 %	1996/2004	SEK	400	292
NO 113244	2.76 %	2001/2004	NOK	700	700
NO 185867	7.40 %	1995/2005	NOK	1,000	947
NO 185873	6.15 %	1998/2005	NOK	250	250
NO 145881	7.40 %	2002/2007	NOK	650	650
NO 145873	3.19 %	2002/2007	NOK	500	500
XS 150617586 [2]	5.63 %	2002/2007	EUR	500	1,766
XS 170907124	2.71 %	2003/2008	EUR	10	84
NO 167018	3.60 %	2002/2009	NOK	600	463
NO 167000	7.15 %	2002/2009	NOK	800	665
XS 174791300	2.85 %	2003/2010	EUR	10	84
XS 140072967 [2]	6.63 %	2001/2011	GBP	250	1,190
NO 177538	6.54 %	2003/2013	NOK	800	565
XS 84333219 [2]	7.00 %	1998/2013	GBP	200	969
Private placements					420
Total					9,545
Certificates at 31 December 2003					
NO 00184484	5.20 %	14.04.03-14.04.04	NOK	275	276
NO 00196991	3.01 %	25.08.03-26.01.04	NOK	185	185
NO 00204712	3.16 %	31.10.03-29.10.04	NOK	75	75
NO 00211000	2.62 %	23.12.03-23.01.04	NOK	50	50
Certificates in Carlsberg Breweries					620
Total					1,206

[1] The nominal interest rate is not an expression of the Group's actual interest expense, since various interest-swap agreements have been signed. For the same reason, the market value of bonds has not been stated separately. For actual interest expenses and market value of fixed-interest positions, see note 10 A). Some bond issues have floating interest rates, and for these the current interest rates are shown.
[2] Outstanding amounts on bonds issued by Carlsberg Breweries are reported on 100 %-basis. The Group has a part of the outstanding amount in some bonds in own holdings, which are deducted from recognized debt.

12 Provisions

There are three main types of provision: provision for pension liabilities (see note 3), provision for deferred tax (see note 13) and other provisions.

An enterprise has a liability when it is obliged to transfer financial resources to another party at a future date of settlement. The commitment may be self-imposed if the enterprise through its actions has created expectations of its assuming a financial liability in the future, e.g. in the form of a restructuring of operations. Severance pay to employees may be part of such liability. Other provisions for liabilities are largely made up of items relating to various projects in which the Group, through a restructuring of operations, aims to increase future efficiency and earnings. The provisions relate mainly to Carlsberg Breweries, Orkla Foods and Orkla Media. The provisions are made on the basis of best estimates of expected costs.

Amounts in NOK million	2003	2002	2001
Pension liabilities [1]	**921**	870	955
Deferred tax	**1,033**	649	796
Other provisions	**593**	378	396
Total	**2,547**	1,897	2,147

[1] Pension liabilities are classified as interest-free because interest expenses are presented together with other pension costs under payroll expenses.

Other provisions

Amounts in NOK million	Opening-balance	This year's provisions	Used this year	Closing-balance
Restructuring and provisions Orkla Foods	95	111	(61)	145
Restructuring and provisions Beverages	74	239	(58)	255
Restructuring and provisions Media	144	52	(79)	117
Demolition projects and provisions Chemicals	43	36	(22)	57
Other minor provisions	22	0	(3)	19
Total	378	438	(223)	593

13 Taxes

Taxes

Tax is computed on the basis of profit/loss in the accounts and is broken down into tax payable and deferred tax. Deferred tax is the result of differences between financial accruals and tax accruals. This applies in particular to the depreciation of operating assets, where the straight-line method is used for financial depreciation while the declining-balance method is used for tax purposes. The difference between financial and tax deductions gives rise to deferred tax, implying that the Group has a future tax liability since depreciation in tax terms has been greater than the corresponding depreciation in accounting terms. This will be reversed as both are to be depreciated to zero. Tax is broken down into tax payable to Norway and tax payable to other countries.

Amounts in NOK million	2003	2002	2001
Taxes payable in Norway	**(464)**	(389)	(45)
Taxes payable abroad	**(607)**	(452)	(714)
Total taxes payable	**(1,071)**	(841)	(759)
Change in deferred tax Norway	**(31)**	92	94
Change in deferred tax abroad	**287**	119	(108)
Total change in deferred tax	**256**	211	(14)
Total tax charge	**(815)**	(630)	(773)
Taxes as % of «Profit before taxes and minorities»	**28.4**	26.2	23.8

Deferred tax

Deferred tax represents the Group's tax liabilities that are payable in the future. The table below lists the timing differences between the figures in tax and financial accounting terms. Deferred tax corresponds to the timing difference multiplied by the nominal tax rate.

The table shows the composition of the Group's deferred tax base, and indicates when deferred taxes are payable. However, timing differences may be upheld if operations are continued. Net tax-increasing timing differences mean that taxes relating to tax-increasing and tax-reducing timing differences that are payable within the same accounting period are presented together.

Amounts in NOK million	2003	2002	2001
Tax increasing/(reducing) timing differences:			
Fixed assets	**3,625**	3,197	3,273
Net pension liabilities	**(56)**	(79)	(50)
Profit and loss account etc.	**963**	718	610
Other long-term items	**(308)**	(230)	(176)
Total long-term items	**4,224**	3,606	3,657
Short-term receivables	**(143)**	(79)	(77)
Inventories	**176**	218	(28)
Provisions	**(257)**	(223)	(192)
Shares	**(162)**	(32)	(115)
Other short-term items	**(533)**	104	298
Total short-term items	**(919)**	(12)	(114)
Losses carried forward	**(1,385)**	(990)	(417)
Basis for computation of deferred tax	**1,920**	2,604	3,126
Net deferred tax	**399**	649	796
Change in deferred tax	**250**	147	(71)
Purchase/sale of companies, translation differences etc.	**6**	64	57
Change in deferred tax income statement	**256**	211	(14)
Net deferred tax is presented in the balance sheet:			
Deferred tax	**(1,033)**	(649)	(796)
Deferred tax asset	**634**	-	-
Net deferred tax	**(399)**	(649)	(796)

Latent tax liability on accrued income from Group companies

The accrued RISK (regulation of cost price due to taxed company income) of the subsidiaries exceeds the equity earned by the Group excluding the parent company. In accordance with Norwegian GAAP no provisions have been made for the deferred tax on accrued earnings in subsidiaries and joint ventures.

Reconciliation of the Group's tax per cent

Tax on ordinary income in Norway	28.0 %
Effect of RISK and dividend compensations	-3.5 %
Effect of associates	-3.4 %
Effect of amortisation/write-down of Group goodwill	9.8 %
Effect of foreign activities	-2.5 %
Group's tax per cent	28.4 %

In theory shareholders' equity from one accounting period to the next will grow by the same amount as the Group's profits. There will be exceptions in the case of specific share issues or other direct equity dispositions, e.g. as a result of policy changes. Differences between the opening-balance and closing-balance exchange rates as well as between income-statement (average rates) and balance-sheet (closing rates) exchange rates will likewise have an impact on the Group's total equity. The effect of exchange-rate movements is shown as a separate item. Sales or purchases of own shares are direct equity transactions. Own shares are presented as a reduction in equity.

Amounts in NOK million	Share capital	Own shares	Premium fund	Paid-in equity	Other capital	Orkla ASA	Group reserve	Total
Equity at 31 December 1998	1,234	-	721	1,955	7,981	**9,936**	2,752	**12,688**
Own shares owned by Group companies at 31 December 1998	-	(39)	-	(39)	-	-	39	-
Deferred tax benefit at 1 January 1999 (Orkla ASA)	-	-	-	-	148	**148**	(148)	-
Profit for the year Orkla ASA	-	-	-	-	595	**595**	(595)	-
Group contribution, net	-	-	-	-	1,235	**1,235**	(1,235)	-
Allocation to dividend	-	-	-	-	(527)	**(527)**	(6)	**(533)**
Buy-back of own shares/debentures	-	(13)	-	(13)	(249)	**(262)**	(92)	**(354)**
Pre-emptive rights issue	136	-	-	136	(4)	**132**	-	**132**
Group profit for the year (after minority interests)	-	-	-	-	-	-	1,667	**1,667**
Translation difference foreign subsidiaries etc.	-	-	-	-	-	-	(33)	**(33)**
Equity at 31 December 1999	1,370	(13)	721	2,078	9,179	**11,257**	2,310	**13,567**
Own shares owned by Group companies at 31 December 1999	-	(39)	-	(39)	-	-	39	-
Profit for the year Orkla ASA	-	-	-	-	2,311	**2,311**	(2,311)	-
Group contribution, net	-	-	-	-	1,634	**1,634**	(1,634)	-
Allocation to dividend	-	-	-	-	(630)	**(630)**	-	**(630)**
Buy-back of own shares	-	(2)	-	(2)	(33)	**(35)**	-	**(35)**
Group profit for the year (after minority interests)	-	-	-	-	-	-	3,601	**3,601**
Translation difference foreign subsidiaries etc.	-	-	-	-	-	-	(56)	**(56)**
Equity at 31 December 2000	1,370	(15)	721	2,076	12,461	**14,537**	1,910	**16,447**
Own shares owned by Group companies at 31 December 2000	-	(39)	-	(39)	-	-	39	-
Profit for the year Orkla ASA	-	-	-	-	1,286	**1,286**	(1,286)	-
Allocation to dividend	-	-	-	-	(685)	**(685)**	-	**(685)**
Buy-back of own shares	-	(3)	-	(3)	(61)	**(64)**	-	**(64)**
Group profit for the year (after minority interests)	-	-	-	-	-	-	2,269	**2,269**
Translation difference foreign subsidiaries etc.	-	-	-	-	-	-	2	**2**
Equity at 31 December 2001	1,370	(18)	721	2,073	13,001	**15,074**	2,895	**17,969**
Demerger Oktav Invest	-	4	-	4	-	-	(4)	-
Own shares owned by Group companies at 31 December 2001	-	(35)	-	(35)	-	-	35	-
Profit for the year Orkla ASA	-	-	-	-	1,778	**1,778**	(1,778)	-
Allocation to dividend	-	-	-	-	(708)	**(708)**	-	**(708)**
Amortisation of own shares	(18)	18	-	-	-	-	-	-
Buy-back of own shares	-	(15)	-	(15)	(317)	**(332)**	-	**(332)**
Effect of derivatives of own shares	-	-	-	-	(19)	**(19)**	-	**(19)**
Group profit for the year (after minority interests)	-	-	-	-	-	-	1,611	**1,611**
Translation difference foreign subsidiaries etc.	-	-	-	-	-	-	(721)	**(721)**
Equity at 31 December 2002	1,352	(15)	721	2,058	13,735	**15,793**	2,007	**17,800**
Own shares owned by Group companies at 31 December 2002	-	(35)	-	(35)	-	-	35	-
Profit for the year Orkla ASA	-	-	-	-	1,818	**1,818**	(1,818)	-
Allocation to ordinary dividend	-	-	-	-	(817)	**(817)**	-	**(817)**
Allocation to additional dividend	-	-	-	-	(5,155)	**(5,155)**	-	**(5,155)**
Amortisation of own shares	(15)	15	-	-	-	-	-	-
Buy-back of own shares	-	(13)	-	(13)	(209)	**(222)**	-	**(222)**
Effect of derivatives of own shares	-	-	-	-	(31)	**(31)**	-	**(31)**
Group profit for the year (after minority interests)	-	-	-	-	-	-	1,901	**1,901**
Translation difference foreign subsidiaries etc.	-	-	-	-	-	-	103	**103**
Equity at 31 December 2003	1,337	(13)	721	2,045	9,341	**11,386**	2,193	**13,579**
Own shares owned by Group companies at 31 December 2003	-	(35)	-	(35)	-	-	35	-

Changes in share capital

Amounts in NOK Date/year	Number of shares	Nominal value	Type of issue	Amount (NOK million)	Ratio	Correction factor [1]	Share capital (NOK million)
31.12.1991	44,314,895	25				4.88	1,107.9
1992	48,746,384	25	bond issue	110.8	1:10	4.44	1,218.7
31.12.1992	48,746,384	25				4.44	1,218.7
31.12.1993	48,747,241	25	conversion			4.44	1,218.7
31.12.1994	48,747,241	25				4.44	1,218.7
31.12.1995	48,747,241	25				4.44	1,218.7
31.12.1996	48,747,241	25				4.44	1,218.7
31.12.1997	49,333,393	25	share issue	14.8		4.44	1,233.3
1998	49,366,359	25	share issue	0.9		4.44	1,234.2
1998	197,465,436	6.25	split		4:1	1.11	1,234.2
31.12.1998	197,465,436	6.25				1.11	1,234.2
1999	197,527,910	6.25	share issue	0.4		1.11	1,234.5
1999	219,246,336	6.25	pre-emptive rights issue	135.7		1.11	1,370.3
31.12.1999	219,246,336	6.25					1,370.3
31.12.2000	219,246,336	6.25					1,370.3
31.12.2001	219,246,336	6.25					1,370.3
2002	216,301,666	6.25	amortisation	(18.4)			1,351.9
31.12.2002	216,301,666	6.25					1,351.9
2003	213,909,416	6.25	amortisation	(15.0)			1,336.9
31.12.2003	213,909,416	6.25					1,336.9

[1] *The correction factor is multiplied by the number of old shares to make these figures comparable to the number of shares in 2003.*

Summary of RISK-calculation for Orkla's shareholders (concerns only shareholders who are subject to tax in Norway)

The tax value is made up of the cost price of the shares (cost price of shares acquired before 1 January 1989 adjusted upwards) plus accumulated RISK, adjusted for dividends in the years of purchase and sale. Account has been taken of the share split on 15 May 1998. All amounts in NOK.

Year of purchase	The year's RISK at 1.1.	Accumulated RISK for the year of purchase	Dividend paid out	Dividend date
Including 1992	-	25.65	0.85	14.05.1992
1993	(0.60)	26.25	0.94	15.05.1993
1994	3.90	22.35	1.03	10.05.1994
1995	3.23	19.12	1.25	10.05.1995
1996	3.84	15.28	1.50	08.05.1996
1997	6.21	9.07	1.75	07.05.1997
1998	5.16	3.91	2.13	07.05.1998
1999	2.40	1.51	2.25	06.05.1999
2000	5.27	(3.76)	2.50	04.05.2000
2001	9.89	(13.65)	3.00	03.05.2001
2002	(0.15)	(13.50)	3.25	02.05.2002
2003	7.17	(20.67)	3.40	30.04.2003
2004	(20.67)	-	29.00[1]	29.04.2004

[1] Proposed dividend.

The table shows accumulated RISK at different points in time for the Orkla share. When calculating taxable gain on a sale in 2004, accumulated RISK for the year of purchase is adjusted for the following factors:

- If the sale takes place before the year's dividend is paid the dividend can be added.
- If the share was bought in 1992 or 1993 after the dividend for the year was paid out it can be added.
- If the share was bought before the dividend was paid out in a year from 1994 onward, the unpaid dividend in the year of purchase must be deducted.
- *RISK at 1 January 2004 is Orkla's estimate. If the estimate varies from the finally determined* RISK, the figure must be adjusted for the variance.

For Orkla shares bought before 1 January 1989 the cost price as at 1 January 1992 is adjusted upwards to:

Free A share NOK 39.08
A share NOK 38.20
B share NOK 35.98

Own shares

Amounts in NOK 1,000	Nominal value	Number of shares
Shares owned by:		
Orkla ASA	13,170	2,107,151
A/S Drammen Kjexfabrik	3,246	519,320
Rederi-A/S Orkla	4,183	669,276
Chr. Salvesen & Chr. Thams's Comm. A/S	-	56
Oktav Invest A.S	27,652	4,424,380
Total own shares	48,251	7,720,183

Changes in own shares

Amounts in NOK	Amount	Number of shares
Balance 31.12.2002		8,005,282
Purchase of own shares	250,338,561.00[1]	2,308,251
Sharepurchase programme for Orkla employees	30,768,500.00[2]	(201,100)
Reduction of share capital	14,951,562.50	(2,392,250)
Balance 31.12.2003		7,720,183

[1] Including brokerage fee
[2] Before discount

There is in addition issued 2.040.500 options, see note 3 ("Payroll expenses") to the Group accounts.

These share purchases were made because the Board of Directors regarded the investments as being to the shareholders' advantage. Some of the shares that were purchased were intended for use in the employee share purchase programme.

Authorisation

The Board of Directors has an authorisation granted on 30 April 2003 and valid until the Ordinary General Meeting in 2005 to increase the share capital by issuing new shares for a total of NOK 90,000,000 divided into14,400,000 shares, with a nominal value of NOK 6.25 each, without pre-emptive rights for existing shareholders.

The General Meeting resolved on 30 April 2003 to give the Board authorisation to acquire shares in Orkla ASA limited to 14.0 million shares until 2 November 2004.

At the General Meeting on 29 April 2004 the Board will propose that these authorisations be renewed.

For further information about shareholders' equity, see «Shares and shareholders», pages 75–77.

15 Joint ventures

Joint ventures are investments undertaken by the Group in co-operation with external partners. The Group's involvement is accounted for by including its pro-rata share of income, expenses, assets and liabilities in the Group's financial statements. The Group has more limited access to e.g. the liquidity of these companies than that of its subsidiaries, and joint ventures will not be represented in the Group cash pool system. Joint ventures normally have independent financing. In view of the more limited access to joint ventures, the table below shows how many of the main accounting items this type of involvement represents.

The Group's main joint ventures comprise Carlsberg Breweries (40 %)[1], Hjemmet Mortensen (50 %), Rzeczpospolita (51 %) and Chips Scandinavian Company (40 % of the voting rights and 38 % of capital), and are included line by line in the financial statements. The respective amounts for operating revenues, operating profit, cash and cash equivalents and total assets are as follows (excluding goodwill):

Amounts in NOK million	2003	2002	2001
Operating revenues			
Hjemmet Mortensen	**768**	745	666
Rzeczpospolita Group	**224**	229	275
Carlsberg Breweries	**15,208**	14,516	14,924
Chips Scandinavian Company	**502**	419	416
Operating profit			
Hjemmet Mortensen	**161**	140	95
Rzeczpospolita Group	**24**	16	25
Carlsberg Breweries	**1,405**	1,364	1,311
Chips Scandinavian Company	**88**	71	64
Cash and cash equivalents			
Hjemmet Mortensen	**211**	168	165
Rzeczpospolita Group	**124**	90	103
Carlsberg Breweries	**1,192**	777	1,194
Chips Scandinavian Company	**56**	49	12
Total assets			
Hjemmet Mortensen	**375**	361	347
Rzeczpospolita Group	**270**	249	296
Carlsberg Breweries	**16,620**	14,367	16,382
Chips Scandinavian Company	**397**	290	255

[1] In Carlsberg Breweries' own accounts Baltic Beverages Holding (50 %) and the activity in Asia (50 %) are accounted for by using the proportionate consolidation method.

16 Minority interests

Minority interests consist of external ownership interests in subsidiaries. Minority interests in Orkla are only significant in Orkla Beverages (Carlsberg Breweries) and Orkla Media. Carlsberg Breweries' minority interests are split between several items, but the most significant ones are related to ownership in companies owned by Baltic Beverages Holding and Carlsberg Malawi Brewery.

Amounts in NOK million	2003	2002	2001
Minority interests' share of:			
Depreciation	**104**	91	72
Operating profit	**198**	233	265
Profit before tax and minority interests	**199**	221	265
Taxes	**48**	55	54
Development in minority interests:			
Minority interests at 1 January	**891**	988	854
Minority interests' share of profit [1]	**151**	166	211
Increase due to acquisition of new companies	**68**	165	147
Decrease due to further acquisition of shares in subsidiaries	**(50)**	(134)	(66)
Balance of dividend to minority interests and translation differences	**(77)**	(294)	(158)
Minority interests at 31 December	**983**	891	988
Minority interests relating to:			
Orkla Foods	**57**	42	41
Orkla Beverages	**735**	667	808
Orkla Brands	**3**	2	-
Orkla Media	**143**	139	105
Chemicals	**29**	24	23
Others	**16**	17	11
Total	**983**	891	988

[1] A spesification of minority interests per business area may be found on pages 35-37.

17 Mortgages and guarantees

Mortgages and guarantees show how large a part of the Group's assets is pledged to the benefit of external creditors such as lenders. Claims given priority by law (taxes, duties, salaries etc.) must also be taken into consideration in the event of a bankrupty or winding-up. The table shows that the book value of secured assets is far greater than the corresponding liabilities. The Group's most important loan agreements are based on a negative pledge and hence the Group can only to a very limited extent mortgage its property to secure its liabilities.
Guarantee commitments are made as part of the Group's day-to-day operations and in connection with participation in general and limited partnerships. Guarantee liabilities cover different types of guarantees such as surety, rent guarantees, joint and several liabilities and guarantees for other payments.

Amounts in NOK million	2003	2002	2001
Liabilities secured by mortgages	**457**	688	778
Mortgaged assets:			
Machinery, vehicles, etc.	**525**	592	851
Buildings and plants	**593**	484	438
Other real property	**123**	99	119
Assets under construction	**3**	-	-
Inventories, etc.	**31**	152	147
Total book value	**1,275**	1,327	1,555
Guarantees etc.:			
Joint and several liabilities	**0**	6	3
Subscribed, uncalled limited partnership capital	**481**	660	392
Other guarantee liabilities	**217**	325	768
Total guarantee liabilities	**698**	991	1,163

18 Investments in associates

Investments in associates are investments of a strategic nature in enterprises in which the Group must be regarded as having a significant influence by virtue of its shareholding. Such investments are accounted for in the income statement by the Group reporting its share of the enterprise's result after tax and deductions for the amortisation of excess values if any (goodwill etc). Interests in associates are presented at cost in the balance sheet with additions for the accumulated results, but with deductions for accumulated amortisation of goodwill etc. and any dividends received. Dividends represent the distribution of accrued assets and cannot be taken to income since the Group's share of the profits has already been recognised in the accounts.

Amounts in NOK million	Share owned % [1]	Original cost price at 1.1.	Book value at 1.1.	Additions/ disposals during the year	Share of profit	Dividends received/ price adjustment	Book value at 31.12.	Amortisation excess values/ goodwill	Book value at 31.12. excess values/ goodwill
Jotun A.S	42.5	174	1,098	-	**92**	(125)	**1,065**	(4)	9
Chips Abp	20.6	179	190	-	**23**	(59)	**154**	(2)	26
Companies in Carlsberg Breweries A/S [2]	-	305	364	233	**71**	(50)	**618**	(3)	41
Asker og Bærums Budstikke A.S	30.8	78	44	4	**9**	(9)	**48**	(2)	17
Bergens Tidende A.S	28.5	68	92	-	**9**	(6)	**95**	(1)	7
Norsk Telegrambyrå A.S	22.1	5	19	-	**-**	-	**19**	-	-
Media companies in Denmark	-	-	22	(4)	**-**	(3)	**15**	-	-
Orkla Exolon K/S	42.3	4	37	-	**-**	-	**37**	-	-
Miscellaneous	-	-	99	(3)	**8**	(5)	**99**	(2)	15
Total Industry division			1,965	230	**212**	(257)	**2,150**	(14)	115
Enskilda Securities [3]	-	191	207	(689)	**518**	(36)	**-**	-	-
The co-ownership P-hus Sjølyst Allé	40.0	19	15	-	**-**	-	**15**	-	-
Total associates			2,187	(459)	**730**	(293)	**2,165**	(14)	115

[1] The percentage of shares held corresponds to voting rights, except in the case of Jotun and Chips Abp, where the Group has 38.2 % and 14.2 % of the voting rights.
[2] The most important associate in Carlsberg Breweries is Hite Brewery, where Orkla's total share of profit for 2003 amounted to NOK 47 million.
[3] Gain from sale of Enskilda Securities totalled NOK 513 million. The gain is calculated on the basis of earlier practice, with the starting point in booked equity. Accumulated translation differences (NOK 14 million) have therefore not been taken into account. Profit up to the time of sale is calculated to be NOK 5 million.

Main figures for Jotun (100 % figures):

Amounts in NOK million	2003 [1]	2002	2001
Operating revenues	**5,476**	5,580	5,815
Operating profit	**431**	462	203
Profit after taxes and minority interests	**269**	256	107
Total assets	**4,089**	3,968	4,568

[1] Preliminary figures

19 Research and development (R&D)

The Group's business areas had in 2003 R&D costs totalling NOK 229 million (NOK 228 million in 2002). None of the costs meet the requirements for recognition in the balance sheet.

The costs relate mainly to Orkla Foods, Orkla Brands and Chemicals.

Development work in Orkla Foods is market-driven and involves, among other things, establishing new products, line extensions, formula optimisation, packaging development and innovation projects (use of new technology).

Most of Orkla Brands' costs are linked to development work with Unilever and development work in Nidar.

The aim of Chemicals' R&D work is to «get closer to the customer». The work is divided into three main components: process development (production), product development and technical customer service. Process development primarily involves arriving at optimum production processes for customer specific products or improving existing processes. Product development involves developing new products or improving existing ones, often in collaboration with customers. Technical customer service involves the transfer of expertise where the point is to offer the customer more than the physical products.

This table shows the Group's investments in tangible assets (machinery, buildings and plants etc.) and intangible assets, primarily represented by goodwill. The difference between these two types of investment is that while tangible assets are exposed to wear and tear during use, thereby creating a need for re-investment, the «use» of goodwill in the form of amortisation has a different meaning financially. Even though goodwill is amortised for accounting purposes, during normal operations the real value of goodwill will normally increase rather than decrease over time. According to Norwegian GAAP goodwill should be amortised and in Orkla this is done over a maximum of 20 years. This note shows historical and book values per group of assets, so that the user can see what values have been invested in the business and what phase the different assets are in. Fixed assets are depreciated on a straight line basis using the following rates:
Buildings 2–4 %, machinery, fixtures and fittings 5–15 %, transport equipment and reusable bottles and crates 15–25 % and computer equipment 16–33 %.

Tangible assets

Amounts in NOK million	Land, buildings and other property	Machinery and assets	Assets under construction	Fixtures and fittings, vehicles, EDP etc.	Total tangible assets	Intangible assets [1]	Total
Cost at 1 January	10,854	17,593	1,341	6,116	35,904	9,495	**45,399**
Write-downs at 1 January	(17)	(47)	-	(28)	(92)	(192)	**(284)**
Depreciation at 1 January	(3,569)	(10,923)	(10)	(4,179)	(18,681)	(3,359)	**(22,040)**
Book value at 1 January	7,268	6,623	1,331	1,909	17,131	5,944	**23,075**
Companies acquired/acquisition minority	55	80	3	12	150	330	**480**
Investments in the year	395	1,088	250	867	2,600	175	**2,775**
Transferred from assets under construction	117	367	(559)	75	-	-	**-**
Disposals book value	(225)	(212)	-	(243)	(680)	(306)	**(986)**
Write-downs in the year	(26)	(70)	-	(12)	(108)	(718)	**(826)**
Depreciation in the year	(317)	(1,200)	-	(705)	(2,222)	(671)	**(2,893)**
Currency translation differences	353	595	13	110	1,071	498	**1,569**
Book value at 31 December	7,620	7,271	1,038	2,013	17,942	5,252 [2]	**23,194**
Lease agreements (rental) not included in the balance sheet [3]	148	16	8	148	320	-	**320**

[1] Goodwill amounts to NOK 4,877 million of book value at 31 December. The remainder consists of proprietary/specially adapted IT-systems. This year's ordinary depreciation and write-downs of goodwill amount to NOK 538 million, see also note 23 for write-downs recognised as other revenues and expenses.
[2] In addition to the intangible assets shown above, a deferred tax asset of NOK 634 million is also included in the balance sheet. Deferred tax asset derive from losses carried forward, mainly in Denmark, Switzerland, USA and in companies in Carlsberg Breweries.
[3] Not including Carlsberg Breweries.

Goodwill etc. distributed between major acquisitions

	Year of acquisition: Amortisation time	Amortisation in 2003 [1]	Book value at 31.12
Procordia/Abba Seafood	1995: 20 years	(99)	**1.180**
Credin	2002: 20 years	(8)	**163**
Bob Industrier	1993: 20 years	(13)	**132**
Odense Marcipan	1990: 20 years	(11)	**71**
Others Orkla Foods		(52)	**372**
Carlsberg Breweries, goodwill	2001-03: 10-20 years	(127)	**1.604**
Orkla Beverages	1997: 17 years	(20)	**137**
Det Berlingske Officin	2000: 20 years [2]	(41)	**0**
Rzeczpospolita	1996: 10 years	(23)	**53**
Drammens Tidende og Buskeruds Blad	1994: 20 years	(10)	**95**
Others Orkla Media		(89)	**753**
Göteborgs Kex	1994: 20 years	(17)	**158**
Others Orkla Brands		(22)	**208**
Miscellaneous, including effects of equity hedging		(6)	**(49)**
Total		(538)	**4.877**

[1] Charged to operating profit, se also note 18 for total goodwill amortisation in associates.
[2] Goodwill in Det Berlingske Officin was written-down to zero at 31 December 2003 (NOK 712 million), see note 23.

Reconciliation of additions 2003 against cash flow statement (see page 14)

Additions 2003 as presented above		3,255
Replacement expenditures and environmental investments, (cash flow [1])	2,302	
Expansion investments, (cash flow [2])	450	
Tangible assets and goodwill from acquired companies	480	
Investments Financial Investments division	27	
Change in accounts payable investments	(4)	3,255

[1] The biggest individual projects are: New bakery in Oslo, refuse disposal plant and waterworks in Chemicals.
[2] The biggest individual projects are: Capacity increases at Baltic Beverages Holding.

Business combinations 2003

Company		Date of purchase	Interest bought (%)	Acquisition cost	Goodwill
Orkla Foods:	Povilonis	01.01.2003	100 %	7	5
Orkla Beverages:	Acquisitions in Asia and BBH			97	54
	Acquisition of minority interests			143	106
Orkla Media:	Acquisition of Erhvervs Bladet	31.10.2003	90 %	95	89
	Other acquisitions in Media			58	51
	Acquisition of minority interests			10	2
Orkla Brands:	JohnsonDiversey	31.12.2003	100 %	14	14
	Parrot	30.06.2003	100 % [1]	13	9
Total business combinations				437	330

[1] Acquired by Chips Scandinavian Company.

The business combinations in 2003 have not entailed any decisions to sell fixed assets, nor have any provisions for restructuring been made.

21 Long-term cooperation agreements

Long-term cooperation agreements are agreements with external cooperating partners whereby the Group has the right to sell and market specific products for a limited period. The most important agreements of this kind are listed below.

The Unilever agreement

Orkla has a cooperation agreement with Unilever relating to detergents and personal care/cosmetic products. This agreement, which was originally signed in 1958, was renegotiated in February 1995. The renegotiated agreement continues the cooperation on the same main business principles as previously, and runs until 2014.

Agreements with Coca-Cola and PepsiCo

Carlsberg Breweries has bottler agreements with The Coca-Cola Company for Denmark and Finland, and with PepsiCo for Norway, Sweden and, through BBH, for the Baltic States. The Coca-Cola agreements initially expire in 2011, while the PepsiCo agreements initially expire in 2020.

Carlsberg Breweries also has licences and distribution rights for third-party brands on most markets. Most of these agreements are not of material importance (in terms of volume) for Carlsberg Breweries as a whole.

22 Other matters

This note describes circumstances that may be of significance in assessing the Group's financial position that are not otherwise evident from the figures.

Dragsbæk

Orkla Foods has an obligation to purchase additional shares in Dragsbæk Margarinefabrik A.S (50 %) and Margarinefabriken Blume IS (50 %). The two companies are consolidated in the Group accounts. Orkla's current holdings were acquired in 1989 for approximately NOK 45 million. The price for additional shares will be based on an indexation of this amount, adjusted for the development in earnings during the three years prior to the obligation/right being exercised. The acquisition must be finalised before 2006.

23 Other revenues and expenses

Other revenues and expenses are income statement items of a special nature and of material importance to the business areas. These have been entered collectively as a separate item to improve the comparability of the remaining items in the income statement. In terms of amounts, these items must each amount to at least NOK 25 million if they are to be posted as «Other revenues and expenses». The sum of several similar items may also qualify provided that the total amounts to more than NOK 25 million.

Amounts in NOK million	2003	2002	2001
Write-down goodwill in Det Berlingske Officin	**(712)**		
Restructuring projects Beverages (Sweden, Norway, England and Italy)	**(177)**		
Gains on disposal of Slowo Media	**53**		
Restructuring Berlingske	**(53)**		
Restructuring projects Orkla Foods	**(50)**		
Restructuring Denofa	**(28)**		
Gains on disposal of power station		129	
Gains on disposal of Kemetyl		25	
Write-down and restructuring Chemicals USA and China		(109)	
Restructuring Orkla Foods Sweden and Hungary		(59)	
Write-downs Media relating to printing plant co-operation and restructuring Berlingske		(120)	
Restructuring Beverages Sweden and Switzerland, gains on disposals		(9)	
Gains on sale of Fredrikstad Blikk- og Metallvarefabrikk			48
Provision demolition project Chemicals			(27)
Gains on sale of Kalnapilis			20
Restructuring H.O. Carlsberg Breweries			(13)
Total	**(967)**	(143)	28
Of this:			
Write-downs tangible assets	**(77)**	(85)	(23)[1]
Write-downs intangible assets	**(718)**	(100)	

[1] Chemicals has utilised an earlier provision for write-downs in LignoTech USA.

ACCOUNTS FOR ORKLA ASA

The accounts of the holding company Orkla ASA cover, in addition to all Head Office activities, the Group's share portfolio, the Peter Möller business and real estate activities which for business purposes are grouped under Orkla Eiendom.
The activity at the Head Office includes the Group's senior management and staff functions in the following departments: information, legal, corporate development, personnel and accounting/finance. The staff departments largely carry out assignments for the Group's other companies, and charge the companies for these services.
The Orkla Treasury Centre acts as a Group bank which is responsible for the Group's external financing, management of the Group's liquidity and overall management of the Group's foreign exchange and interest risks.
All holdings in subsidiaries are presented using the cost method. In certain cases the notes for the Group will include Orkla ASA.

Income statement

Amounts in NOK million	Note	2003	2002
Revenues		347	305
Other operating revenues		138	127
Cost of materials		(62)	(52)
Payroll expenses	1	(160)	(152)
Other operating expenses		(228)	(186)
Ordinary depreciation of fixed assets	5	(17)	(17)
Operating profit		18	25
Income from investment in other companies		467	381
Financial income, Group companies (incl. Group contributions)		2,200	2,390
Other financial income		234	342
Financial expenses, Group companies		(175)	(195)
Other financial expenses		(876)	(1,068)
Net agio/disagio		107	160
Portfolio gains		278	(95)
Profit before tax		2,253	1,940
Taxes	7	(435)	(162)
Profit for the year		1,818	1,778
Allocated to ordinary dividend		(817)	(708)
Allocated to additional dividend		(5,155)	0
Allocated from (to) other equity		4,154	(1,070)

Cash flow statement

Amounts in NOK million	2003	2002
Operating profit	18	25
Depreciation and write-downs	17	17
Changes in net working capital	86	(81)
Cash flow from operating activities	121	(39)
Sales of tangible fixed assets	0	1
Replacement expenditure and environmental investments	(17)	(20)
Free cash flow from operating activities	104	(58)
Dividends received	465	1,182
Financial items, net	(538)	(442)
Free cash flow before tax	31	682
Net investments in subsidiaries	(71)	30
Net purchase/sale of portfolio investments	677	(963)
Taxes paid	(85)	(16)
Dividends paid	(701)	(685)
Net received Group contribution	1,025	2,056
Net buy-back of own shares	(253)	(351)
Miscellaneous	22	(77)
Cash flow after capital transactions	645	676
Change in interest-bearing liabilities	2,398	(3,628)
Change in financial investments	(3,043)	2,952
Change in net interest-bearing liabilities	(645)	(676)
Net interest-bearing liabilities	4,655	5,300

Balance sheet

Assets

Amounts in NOK million	Note	2003	2002
Deferred tax assets	7	34	9
Fixed assets	5	147	147
Investments in subsidiaries	6	9,967	9,377
Loans to Group companies		13,121	12,324
Shares and investments in other companies		220	221
Other financial assets		67	71
Long-term assets		23,556	22,149
Inventories		27	20
Receivables		210	258
Loans to Group companies		3,429	2,361
Portfolio investments		11,451	11,442
Cash and cash equivalents		593	2
Short-term assets		15,710	14,083
Total assets		39,266	36,232

Equity and liabilities

Amounts in NOK million		2003	2002
Paid in equity	*See note 14 Group*	2,045	2,058
Earned equity		9,341	13,735
Equity		11,386	15,793
Long-term liabilities to Group companies		1,608	1,486
Provisions		2	2
Other long-term liabilities		12,527	13,207
Long-term liabilities and provisions		14,137	14,695
Certificate loans		586	1,545
Tax payable		247	93
Short-term liabilities to Group companies		6,060	2,933
Dividends		5,979	708
Other short-term liabilities		871	465
Short-term liabilities		13,743	5,744
Equity and liabilities		39,266	36,232

1 Wages and pension related items

Amounts in NOK million	2003	2002
Wages and holiday pay	**(101)**	(95)
National insurance contribution	**(17)**	(19)
Remuneration of the Board, Corporate Assembly and other related costs [1]	**(33)**	(34)
Net pension costs	**(9)**	(4)
Payroll expenses [2]	**(160)**	(152)
Number of employees (average)	**151**	159

[1] Including costs relating to discounted sales of shares to employees totalling NOK 6 million (NOK 6 million in 2002).
[2] See note 4

Breakdown of net pension costs

Amounts in NOK million	2003	2002
Present value of the year's accumulated pension benefits (including national insurance contribution)	**(9)**	(8)
Interest expense on pension liability	**(11)**	(12)
Expected return on pension funds	**13**	17
Amortisation of deferred liabilities due to deviation from plan/assumptions	**(2)**	(1)
Net pension costs	**(9)**	(4)

Breakdown of net pension liability at 31 December

Amounts in NOK million	2003	2002
Gross pension liability	**(208)**	(214)
Pension funds (market value)	**207**	221
Actual net pension funds	**(1)**	7
Unamortised deviation from plan/assumptions	**53**	48
Capitalised net pension funds	**52**	55
Capitalised pension funds	**54**	57
Capitalised pension liability	**(2)**	(2)

Breakdown of pension funds (market value) at 31 December

	2003	2002
Cash and cash equivalents	**2 %**	2 %
Money market investments	**12 %**	16 %
Bonds	**56 %**	59 %
Shares	**30 %**	23 %
Total pension funds	**100 %**	100 %
Number of employees covered by the Orkla pension fund	**135**	137
Number of retirees covered by the Orkla pension fund	**292**	284

2 Guarantees and mortgages

Amounts in NOK million	2003	2002
Guarantees for Group companies	**191**	186
Other guarantee liabilities	**66**	143
Joint and several liabilities	**0**	3
Subscribed, uncalled limited partnership capital	**439**	618

3 Loans to employees

Other receivables include loans to employees in the Group totalling NOK 37 million.

4 Remuneration and contractual arrangements

The total salary paid to Group President and CEO Finn Jebsen in 2003 amounted to NOK 3,536,280. The pension expense for the year totalled NOK 562,833. Other reportable benefits amounted to NOK 134,541.

As part of its offer of employment in 2001, Orkla's Board of Directors decided to give Mr Jebsen a bonus programme that is linked to the performance of the Orkla share. Under this programme, for four years as from 2001 Mr Jebsen has been awarded the right to the increase in value of 75,000 Orkla shares in excess of 110 % of the market price on the day after the results for the year are published. For the 2001 award, this means that the bonus programme kicks in when the share price exceeds NOK 195.80 and for the 2002 award when the share price exceeds NOK 165.00. Pursuant to a Board decision, these awards have been converted into physical options, see note 3 to the Group Accounts. The award price in 2003 was NOK 105.50 per share. Mr Jebsen may exercise his right to the bonus at the earliest three years and at the latest six years after each award is made. Mr Jebsen also has a bonus programme linked to the increase in value of 100,000 Orkla shares from a previous post. This programme is based on the market value of the Orkla share on the date of award in 1995. As of 31 December 2003, the exercise price was NOK 51.42, which is adjusted continuously in accordance with the consumer price index. These awards have not been converted to physical options because they were in the money.

Mr Jebsen's retirement age has been set at 62 and his pension at 66 % of his salary. Both the company and the Group President and CEO have a period of notice of six months. If the employment contract is terminated by Orkla, or if Mr Jebsen, by mutual agreement, terminates the employment contract in the best interests of the company, Mr Jebsen will retain his salary for 1 1/2 years after the period of notice. 75 % of any income he may receive from another permanent post will be deducted from his post-employment salary. The company and Mr Jebsen each have the right to give notice from the date he reaches the age of 60.

The other members of the Group Executive Board, Executive Vice President Roar Engeland, Executive Vice President Dag J. Opedal and Executive Vice President Halvor Stenstadvold, also participate in bonus programmes linked to the performance of the Orkla share. In principle, these programmes are equivalent to that of the Group President and CEO, and comprise the following awards, with dates of award and exercise prices, subject to a term of exercise of 3–7 years after the awards are made:

Roar Engeland

18,000	awarded 1998	share price 110 + CPI adjustment
10,000	awarded 2000	share price 125 + CPI adjustment
50,000	awarded 2001	share price 160 + CPI adjustment, converted to option with exercise price NOK 163
40,000	awarded 2002	share price 165 (fixed) converted to option with exercise price NOK 165
40,000	awarded 2003	share price 105 (fixed)

Dag J. Opedal

18,000	awarded 1998 [1]	share price 110 + CPI adjustment
12,000	awarded 1999	share price 110 + CPI adjustment
50,000	awarded 2001	share price 160 + CPI adjustment, converted to option with exercise price NOK 163
40,000	awarded 2002	share price 165 (fixed) converted to option with exercise price NOK 165
40,000	awarded 2003	share price 105 (fixed)

Halvor Stenstadvold

50,000	awarded 2001	share price 160 + CPI adjustment, converted to option with exercise price NOK 163
40,000	awarded 2002	share price 165 (fixed) converted to option with exercise price NOK 165
40,000	awarded 2003	share price 105 (fixed)

[1] The time-limit for exercise of these rights is the date of retirement.

The company and Mr Engeland, Mr Opedal and Mr Stenstadvold each have a period of notice of six months. If the company, or the employee, by mutual agreement and in the best interests of the company, terminates the employment contract, the employee will receive a salary and contractual benefits for 12 months after the period of notice. 75 % of any income from another permanent post will be deducted from post-employment pay.

Shares and loans to executives (and persons closely related thereto)

	Shares owned by executives	Interest-bearing loans to executives (NOK)
Finn Jebsen	213,576	0
Roar Engeland	13,002	0
Dag J. Opedal	16,613	367,719
Halvor Stenstadvold	12,500	1,200,000

All loans are secured by mortgages in real estate, and covered by credit insurance.
The interest rate is the lowest rate at any given time that does not entail a taxable benefit on a low-interest loan pursuant to the rules of the Directorate of Taxes. Loans fall due at the latest on the date of termination of employment.

Remuneration of The Board of Directors, Corporate Assembly and auditor

Remuneration to the Board of Directors amounted to NOK 2,077,994 in fees and NOK 19,829 in other compensation. Remuneration for the Corporate Assembly totalled NOK 315,000 in fees and NOK 23,830 in other compensation.

The auditor's fee amounted to NOK 981,750. Fees for other assistance (mainly tax-related) from the auditor totalled NOK 1,052,157.

Remuneration rates 2003
(Amounts in NOK)

Chairman of the Board of Directors (annual fee)	300,000
Members of the Board (annual fee)	170,000
Employee-elected Board observer (annual fee)	100,000
Deputies to employee-elected members (per meeting)	15,000
Deputies to observers (per meeting)	9,000
Chairman of the Corporate Assembly (annual fee)	100,000
Deputy Chairman of the Corporate Assembly (annual fee)	25,000
Chairman, deputy chairman, members, deputy members and observers (per meeting)	5,000

5 Fixed assets

Amounts in NOK million	Land and other property	Assets under construction	Buildings	Machinery, fixtures and fittings, vehicles etc.	Total tangible assets
Cost at 1 January	18	-	137	146	**301**
Depreciation at 1 January	-	-	(54)	(100)	**(154)**
Book value at 1 January	18	-	83	46	**147**
Investments in the year	-	2	9	6	**17**
Disposals book value	-	-	-	-	**-**
Ordinary depreciation and write-downs in the year	-	-	(5)	(12)	**(17)**
Book value at 31 December	18	2	87	40	**147**
Depreciation rates	-	-	0–5 %	15-25 %	**-**
Leases not included in the balance sheet (rental)	-	-	9	6	**15**

6 Shares in subsidiaries (directly owned)

Amounts in NOK million	Book value	Company's share of capital
Orkla AB	5,469	100.0 %
Orkla Foods A.S	517	100.0 %
Bakers AS	249	100.0 %
Lilleborg as	87	100.0 %
Sætre AS	11	100.0 %
Swebiscuits AB	513	100.0 %
Nidar AS	110	100.0 %
Procordia International BV	71	100.0 %
Orkla Media A.S	1,262	100.0 %
Borregaard Industries Limited		
Ordinary shares	271	100.0 %
Preference shares	43	99.9 %
Denofa A.S	220	100.0 %
Borregaard NEA AS	101	100.0 %
Borregaard Skoger A.S	3	100.0 %
Orkla Finans ASA	56	100.0 %
Orkla Eiendom A.S	163	100.0 %
Oktav Invest A.S	61	100.0 %
Chr. Salvesen & Chr. Thams's Comm. A/S	44	100.0 %
Vfot AS	27	100.0 %
Viking Askim A.S	60	100.0 %
Rederi-A/S Orkla	-	100.0 %
AB Orklaprodukter	6	100.0 %
A.S Drammen Kjexfabrik	105	100.0 %
Nora A.S	1	100.0 %
NINO A.S	25	100.0 %
Karenslyst Holding	29	100.0 %
Scan-TV A.S	453	100.0 %
Reach	10	100.0 %
Total	9,967	

Only the directly owned subsidiaries are included in the above table. The Group also has indirect ownership of approximately another 300 subsidiaries, the profit/loss and equity of which are important in the evaluation of the above companies. The most important indirectly-owned subsidiaries are shown in the company overview at the end of the annual report.

7 Relationship between profit before tax and the year's tax base for Orkla ASA

Amounts in NOK million	2003	2002
Profit before tax	**2,253**	1,940
Timing differences:		
Write-down of shares	**0**	73
Realisation of previously written down shares	**(36)**	(260)
Accruals financial derivatives	**24**	246
Difference between FIFO/average shares	**106**	37
Change in other timing differences	**(6)**	114
Total	**88**	210
Permanent differences:		
Non-deductible expenses	**52**	14
RISK adjustments for shares sold	**(75)**	(64)
Non-deductible interest and other permanent differences	**80**	475
Total	**57**	425
Total taxable income	**2,398**	2,575
Tax computed	**(576)**	(621)
Deduction for share dividends and withholding tax foreign dividends	**95**	384
Withholding tax foreign dividends	**(1)**	(1)
Correction due to differences in tax estimates in previous years	**22**	18
Total tax payable	**(460)**	(220)
Change in deferred tax	**25**	58
Tax	**(435)**	(162)
Group contributions:		
Taxes on Group contributions contributed	**221**	145

Deferred tax

Amounts in NOK million	2003	2002
Financial derivatives	**66**	90
Fixed assets	**(16)**	(11)
Net pension funds	**52**	55
Other long-term items	**-**	3
Shares	**(142)**	(64)
Other short-term liabilities	**(81)**	(106)
Basis deferred tax	**(121)**	(33)
Deferred tax	**34**	9
This year's change in deferred tax	**25**	58

AUDITOR'S REPORT

To the Annual Shareholders' Meeting of Orkla ASA

We have audited the annual financial statements of Orkla ASA as of 31 December 2003, showing a profit of NOK 1,818 million for the parent company and a profit of NOK 2,052 million for the Group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the consolidated accounts. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and Group Chief Executive. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

To the extent required by law and auditing standards, an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2003, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the Company's management has fulfilled its duty to properly register and document the accounting information as required by law and accounting standards, principles and practices generally accepted in Norway
- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit is consistent with the financial statements and comply with law and regulations.

Note: The translation to English has been prepared for information purposes only.

Oslo, 18 February 2004
ERNST & YOUNG AS

Jan Egil Haga
State Authorised Public Accountant (Norway)

STATEMENT FROM THE CORPORATE ASSEMBLY

To the Annual General Meeting of Orkla ASA

The Corporate Assembly of Orkla ASA has received the Board of Directors' proposed annual report and accounts for 2003 for Orkla ASA and the Group and recommends that the Annual General Meeting adopt the accounts and the proposal of the Board of Directors for the allocation of profit for 2003.

Oslo, 3 March 2004
The Corporate Assembly of Orkla ASA

Harald Arnkværn
Chairman of the Corporate Assembly

SUMMARY ACCOUNTS FOR THE BUSINESS AREAS

Industry division (Branded Consumer Goods, Chemicals and Head office/Unallocated)

	2003	2002	2001	2000	1999
INCOME STATEMENT (NOK million)					
Operating revenues	**45,037**	42,684	44,567	33,694	30,966
Operating expenses	**(38,855)**	(36,850)	(38,780)	(29,120)	(27,010)
Ordinary depreciation and write-downs	**(2,363)**	(2,212)	(2,130)	(1,598)	(1,539)
Operating profit before goodwill	**3,819**	3,622	3,657	2,976	2,417
Ordinary goodwill amortisation and write-downs	**(538)**	(498)	(454)	(479)	(442)
Operating profit before other revenues and expenses	**3,281**	3,124	3,203	2,497	1,975
Other revenues and expenses	**(967)**	(143)	28	36	91
Operating profit	**2,314**	2,981	3,231	2,533	2,066
Profit from associates	**212**	276	1,440	145	114
Financial items, net	**(939)**	(1,190)	(1,308)	(862)	(805)
Profit before tax	**1,587**	2,067	3,363	1,816	1,375
Of this minority interests	**156**	169	212	183	125
CASH FLOW (NOK million) (see page 14)					
Cash flow from operating activities before net replacement expenditures	**6,426**	6,071	5,849	4,257	3,756
Replacement expenditures and environmental investments	**(2,302)**	(2,334)	(2,412)	(1,730)	(1,454)
Expansion investments	**(450)**	(740)	(726)	(1,233)	(546)
Acquisitions of companies	**(437)**	(1,920)	(4,769)	(2,280)	(665)
KEY FIGURES					
Sales outside Norway (NOK million)	**32,322**	30,057	32,240	20,397	17,532
Operating margin before goodwill amortisation (%)	**8.5**	8.5	8.2	8.8	7.8
Return on capital employed (%) [1]	**12.4**	12.7	12.6	12.4	10.7
Total man-years	**30,035**	29,732	30,251	25,475	24,202
Total assets, external (NOK million)					
Intangible assets (incl. deferred tax assets)	**5,811**	5,872	5,895	6,401	5,654
Tangible assets	**17,208**	16,402	16,723	14,282	11,569
Investments in associates	**2,150**	1,963	1,749	2,267	2,021
Other financial long-term assets	**1,684**	1,424	2,973	816	1,353
Long-term assets	**26,853**	25,661	27,340	23,766	20,597
Inventories	**4,201**	4,068	4,527	3,941	3,487
Receivables	**8,456**	7,922	7,806	5,491	4,379
Portfolio	**94**	128	205	136	6
Financial short-term assets	**2,307**	1,916	1,858	1,164	473
Short-term assets	**15,058**	14,034	14,396	10,732	8,345
Total assets	**41,911**	39,695	41,736	34,498	28,942
Net interest-bearing liabilities	**17,328**	17,380	16,999	15,713	12,434

Financial Investments division

	2003	2002	2001	2000	1999
INCOME STATEMENT (NOK million)					
Operating revenues	**350**	311	255	417	548
Operating expenses	**(320)**	(250)	(208)	(323)	(410)
Ordinary depreciation and write-downs	**(22)**	(21)	(18)	(20)	(27)
Operating profit	**8**	40	29	74	111
Portfolio gains	**259**	(95)	(760)	2,727	595
Dividends received	**434**	362	544	548	315
Profit from associates	**518**	29	70	97	-
Financial items, net	**61**	4	7	(91)	(77)
Profit before tax	**1,280**	340	(110)	3,355	944
SECURITIES PORTFOLIO (NOK million)					
Market value	**14,682**	12,060	14,140	18,053	20,875
Book value	**11,773**	11,870	11,394	12,622	11,340
Unrealised gains before tax	**2,910**	190	2,746	5,430	9,535
Net asset value [2]	**13,636**	10,240	12,558	15,922	16,604
TOTAL ASSETS, EXTERNAL (NOK million)					
Intangible assets (incl. deferred tax assets)	**76**	72	83	-	-
Tangible assets	**734**	729	754	608	610
Investments in associates	**15**	223	226	284	-
Other financial long-term assets	**111**	101	31	36	15
Long-term assets	**936**	1,125	1,094	928	625
Receivables	**171**	169	159	149	124
Portfolio	**11,773**	11,870	11,394	12,622	11,368
Financial short-term assets	**167**	263	262	450	565
Short-term assets	**12,111**	12,302	11,815	13,221	12,057
Total assets	**13,047**	13,427	12,909	14,149	12,682
Net interest-bearing liabilities	**625**	2,136	2,133	2,268	3,275

[1] (Operating profit before goodwill amortisation + Profit from associates)/(Average net working capital + Average investment in associates + Average tangible assets + Average goodwill at cost)
[2] Market value - liabilities

Industry division

	Branded Consumer Goods				
	2003	**2002**	**2001**	**2000**	**1999**
INCOME STATEMENT (NOK million)					
Operating revenues	**39,036**	37,000	37,884	26,488	24,842
Cost of goods sold	**(12,623)**	(11,835)	(11,834)	(10,390)	(9,721)
Payroll expenses	**(8,888)**	(8,506)	(8,629)	(6,027)	(5,740)
Other expenses	**(11,899)**	(11,571)	(12,441)	(6,132)	(5,929)
Ordinary depreciation and write-downs	**(2,020)**	(1,887)	(1,775)	(1,232)	(1,191)
Operating profit before goodwill amortisation	**3,606**	3,201	3,205	2,707	2,261
Ordinary goodwill amortisation and write-downs	**(532)**	(480)	(435)	(460)	(422)
Operating profit before other revenues and expenses	**3,074**	2,721	2,770	2,247	1,839
Other revenues and expenses	**(939)**	(188)	7	(29)	110
Operating profit	**2,135**	2,533	2,777	2,218	1,949
Profit from associates	**209**	215	1,426	144	118
Minority interests' share of net profit	**(147)**	(160)	(196)	(180)	(123)
CASH FLOW (NOK million) (see page 14)					
Cash flow from operating activities before net replacement expenditures	**5,830**	5,489	5,266	3,788	3,443
Replacement expenditures and environmental investments	**(1,927)**	(1,960)	(2,090)	(1,440)	(1,188)
Expansion investments	**(373)**	(576)	(701)	(1,168)	(456)
Acquisitions of companies	**(437)**	(1,273)	(4,769)	(2,280)	(665)
CAPITAL EMPLOYED AT 31 DECEMBER (NOK million)					
Net working capital	**1,198**	1,342	1,672	629	908
Associates	**2,071**	1,888	1,623	2,138	1,928
Intangible assets	**5,257**	5,923	5,834	6,210	5,473
Tangible assets	**14,369**	13,752	14,542	11,922	9,121
Capital employed (book value)	**22,895**	22,905	23,671	20,899	17,430
KEY FIGURES					
Sales outside Norway (NOK million)	**27,436**	25,729	27,103	14,852	13,160
Operating margin before goodwill amortisation (%)	**9.2**	8.7	8.5	10.2	9.1
Return on capital employed (%) [1]	**13.9**	12.9	13.0	13.8	12.2
Total man-years	**27,522**	27,478	27,918	22,538	21,143

Branded Consumer Goods

	Orkla Foods				
	2003	**2002**	**2001**	**2000**	**1999**
INCOME STATEMENT (NOK million)					
Operating revenues	**11,913**	11,062	11,133	11,039	10,757
Cost of goods sold	**(6,028)**	(5,689)	(5,779)	(5,566)	(5,463)
Payroll expenses	**(2,243)**	(2,083)	(2,086)	(2,000)	(1,922)
Other expenses	**(2,179)**	(1,991)	(1,938)	(2,154)	(2,126)
Ordinary depreciation and write-downs	**(433)**	(397)	(378)	(364)	(373)
Operating profit before other revenues and expenses	**1,030**	902	952	955	873
Ordinary goodwill amortisation and write-downs	**(183)**	(168)	(161)	(168)	(164)
Operating profit before other revenues and expenses	**847**	734	791	787	709
Other revenues and expenses	**(50)**	(59)	-	-	110
Operating profit	**797**	675	791	787	819
Profit from associates	**-**	-	2	1	2
Minority interests' share of net profit	**(14)**	(9)	(12)	(13)	(7)
CASH FLOW (NOK million) (see page 14)					
Cash flow from operating activities before net replacement expenditures	**1,744**	1,353	1,228	1,222	1,346
Replacement expenditures and environmental investments	**(372)**	(581)	(438)	(375)	(290)
Expansion investments	**(7)**	(34)	(130)	(72)	(70)
Acquisitions of companies	**(7)**	(428)	(7)	(359)	(114)
CAPITAL EMPLOYED AT 31 DECEMBER (NOK million)					
Net working capital	**1,064**	1,148	1,198	1,146	967
Associates	**18**	18	20	9	8
Intangible assets	**1,964**	1,912	1,871	2,108	2,175
Tangible assets	**2,949**	2,858	2,821	2,785	2,398
Capital employed (book value)	**5,995**	5,936	5,910	6,048	5,548
KEY FIGURES					
Sales outside Norway (NOK million)	**7,787**	7,049	7,279	7,195	6,754
Operating margin before goodwill amortisation (%)	**8.6**	8.2	8.6	8.7	8.1
Return on capital employed (%) [1]	**13.7**	12.7	13.5	14.2	13.3
Total man-years	**6,821**	7,271	7,628	6,527	6,286

[1] (Operating profit before goodwill amortisation + Profit from associates)/(Average net working capital + Average investment in associates + Average tangible assets + Average goodwill at cost)

Chemicals					Head Office/Unallocated				
2003	2002	2001	2000	1999	2003	2002	2001	2000	1999
6,048	5,726	6,581	6,926	5,621	75	71	244	441	676
(2,446)	(2,247)	(3,012)	(3,547)	(2,565)	(4)	2	(6)	(9)	(213)
(1,090)	(934)	(964)	(919)	(920)	(125)	(118)	(216)	(327)	(316)
(1,839)	(1,696)	(1,703)	(1,662)	(1,560)	(63)	(58)	(117)	(267)	(219)
(329)	(312)	(333)	(333)	(312)	(14)	(13)	(22)	(33)	(36)
344	537	569	465	264	(131)	(116)	(117)	(195)	(108)
(1)	(12)	(15)	(15)	(14)	(5)	(6)	(4)	(5)	(6)
343	525	554	450	250	(136)	(122)	(121)	(200)	(114)
(28)	45	20	-	(19)	-	-	-	65	-
315	570	574	450	231	(136)	(122)	(121)	(135)	(114)
-	3	4	(1)	(3)	3	58	11	2	(1)
(9)	(10)	(10)	(2)	(3)	-	-	(5)	(1)	2
653	719	747	636	385	(56)	(137)	(164)	(168)	(74)
(366)	(354)	(302)	(228)	(231)	(10)	(20)	(20)	(63)	(34)
(77)	(164)	(45)	(29)	(89)	-	-	19	(36)	(1)
-	(625)	-	-	-	-	(22)	-	-	-
1,978	2,147	1,799	1,677	1,502	(152)	(66)	(108)	(135)	(80)
28	27	25	21	23	50	48	101	108	71
44	63	166	194	180	(50)	(44)	(23)	(2)	1
2,743	2,554	2,085	2,138	2,210	96	97	97	222	238
4,793	4,791	4,075	4,030	3,915	(56)	35	67	193	230
4,886	4,328	5,121	5,530	4,220	-	-	17	15	151
5.7	9.4	8.6	6.7	4.7	-	-	-	-	-
7.1	13.1	13.7	10.8	6.8	-	-	-	-	-
2,421	2,144	2,194	2,388	2,433	92	110	139	549	627

Orkla Beverages					Orkla Brands					Orkla Media				
2003	2002	2001	2000	1999	2003	2002	2001	2000	1999	2003	2002	2001	2000	1999
15,208	14,516	14,924	7,424	6,373	4,739	4,500	4,527	4,586	4,531	7,378	7,079	7,453	3,585	3,332
(3,598)	(3,213)	(2,872)	(2,199)	(1,685)	(1,848)	(1,801)	(1,890)	(1,999)	(2,006)	(1,332)	(1,289)	(1,446)	(770)	(717)
(2,880)	(2,739)	(2,861)	(1,810)	(1,656)	(927)	(882)	(792)	(827)	(857)	(2,838)	(2,802)	(2,890)	(1,390)	(1,305)
(6,181)	(6,148)	(6,930)	(1,973)	(1,895)	(919)	(918)	(1,076)	(1,050)	(1,010)	(2,639)	(2,515)	(2,497)	(956)	(897)
(1,144)	(1,052)	(950)	(558)	(507)	(116)	(112)	(121)	(134)	(147)	(327)	(325)	(326)	(177)	(165)
1,405	1,364	1,311	884	630	929	787	648	576	511	242	148	294	292	248
(147)	(111)	(98)	(172)	(148)	(39)	(38)	(37)	(33)	(34)	(163)	(163)	(139)	(87)	(77)
1,258	1,253	1,213	712	482	890	749	611	543	477	79	(15)	155	205	171
(177)	(9)	7	-	-	-	-	-	(29)	-	(712)	(120)	-	-	-
1,081	1,244	1,220	712	482	890	749	611	514	477	(633)	(135)	155	205	171
72	51	1,350	70	53	115	163	58	42	57	22	1	16	30	7
(116)	(138)	(179)	(153)	(106)	-	-	2	(3)	(1)	(17)	(12)	(8)	(12)	(10)
2,620	2,819	2,731	1,199	1,116	1,013	856	822	867	574	453	462	485	500	407
(1,108)	(934)	(1,286)	(716)	(519)	(93)	(141)	(114)	(145)	(123)	(354)	(303)	(251)	(203)	(256)
(366)	(525)	(454)	(1,072)	(386)	-	-	-	-	-	-	(17)	(116)	(25)	-
(241)	(746)	(4,676)	(40)	(244)	(26)	-	-	84	(200)	(163)	(100)	(86)	(1,964)	(106)
441	510	811	(93)	(254)	276	240	191	245	430	(583)	(556)	(528)	(670)	(236)
618	363	155	975	756	1,219	1,288	1,185	955	929	216	219	264	199	236
1,862	1,991	1,799	2,019	2,143	366	378	404	418	441	1,065	1,642	1,760	1,665	714
8,281	7,700	8,202	5,446	4,605	781	762	795	821	907	2,358	2,432	2,723	2,869	1,211
11,202	10,564	10,967	8,347	7,250	2,642	2,668	2,575	2,439	2,707	3,056	3,737	4,219	4,063	1,925
13,865	13,259	13,869	5,068	4,068	1,389	1,264	1,380	1,548	1,457	4,396	4,158	4,574	1,041	881
9.2	9.4	8.8	11.9	9.9	19.6	17.5	14.3	12.6	11.3	3.3	2.1	3.9	8.1	7.4
12.1	12.3	12.0	11.3	9.1	33.2	30.3	23.6	20.0	18.6	5.7	3.2	6.6	13.3	11.2
12,166	11,217	10,887	9,220	8,254	2,125	2,240	2,353	2,628	2,592	6,410	6,750	7,050	4,163	4,011

KEY FIGURES

	Note		2003	2002	2001	2000	1999
INCOME STATEMENT							
Operating revenues		(NOK million)	**45,368**	42,979	44,799	34,083	31,492
Operating profit before goodwill amortisation		(NOK million)	**3,827**	3,663	3,686	3,050	2,529
Operating profit		(NOK million)	**2,322**	3,021	3,260	2,607	2,177
Operating margin before goodwill amortisation	*1*	(%)	**8.4**	8.5	8.2	8.9	8.0
Profit before tax		(NOK million)	**2,867**	2,407	3,253	5,171	2,319
Profit for the year		(NOK million)	**2,052**	1,777	2,480	3,783	1,792
Other revenues and expenses		(NOK million)	**(967)**	(143)	28	36	91
Ordinary goodwill amortisation and write-downs		(NOK million)	**(538)**	(499)	(454)	(479)	(443)
CASH FLOW							
Net cash flow (Group)		(NOK million)	**2,723**	(1,882)	(1,567)	(2,227)	(1,294)
RETURNS							
Return on capital employed (Industry division)	*2*	(%)	**12.4**	12.7	12.6	12.4	10.7
Return on portfolio investments		(%)	**29.8**	(14.8)	(15.3)	(1.5)	48.2
CAPITAL AS PER 31 DECEMBER							
Book value of total assets		(NOK million)	**54,958**	53,122	54,645	48,647	41,624
Market capitalisation	*3*	(NOK million)	**30,722**	24,579	32,025	36,812	29,242
Equity ratio	*4*	(%)	**35.9**	35.2	34.7	35.6	34.2
Equity ratio including unrealised portfolio gains before tax	*5*	(%)	**39.1**	35.4	37.8	42.0	46.4
Net interest-bearing liabilities	*6*	(NOK million)	**17,953**	19,516	19,132	17,981	15,709
Interest coverage ratio	*7*		**4.7**	3.4	3.7	6.9	3.7
Average borrowing rate		(%)	**4.6**	5.4	6.0	5.3	5.5
Share of floating interest-bearing liabilities	*8*	(%)	**77**	85	84	85	65
Average time to maturity, loans		(year)	**4.2**	4.0	4.2	3.8	4.4
SHARES [1]							
Average number of externally owned shares (fully diluted)		(x 1,000)	**206,513**	209,538	211,371	211,488	211,860
Average number of externally owned shares		(x 1,000)	**206,513**	209,538	211,371	211,488	211,826
SHARE-RELATED KEY FIGURES							
Share price at 31 December		(NOK)	**149.0**	118.0	152.0	174.0	138.0
Earnings per share (fully diluted)	*9*	(NOK)	**9.2**	7.7	10.7	17.0	7.9
Earnings per share (adjusted before goodwill amortisation and other revenues and expenses)	*10*	(NOK)	**16.2**	10.6	12.8	19.3	9.7
RISK per share	*11*	(NOK)	**(20.67)**	7.17	(0.15)	9.89	5.27
Ordinary dividend per share (proposed for 2003)		(NOK)	**4.00** [2]	3.40	3.25	3.00	2.50
Payout ratio	*12*	(%)	**43.5**	44.2	30.4	17.6	31.6
Price/earnings ratio	*13*		**16.2**	15.3	14.2	10.2	17.5
PERSONNEL							
Number of employees			**31,826**	31,734	31,767	31,145	25,037
Number of man-years			**30,170**	29,862	30,356	25,592	24,402

[1] See also page 77.
[2] An additional dividend of NOK 25.00 per share is proposed.

1 (Operating profit before goodwill amortisation/Operating revenues)
2 (Operating profit before goodwill amortisation + Profit from associates)/(Average net working capital + Average long-term assets + Average historic goodwill + Average investments in associates)
3 Market capitalisation is calculated on the basis of number of shares held externally x Average share price at year end
4 Book equity before additional dividend/Total assets
5 (Book equity before additional dividend + Unrealised portfolio gains)/(Book value of total assets + Unrealised portfolio gains)
6 Total interest-bearing debt - Interest-bearing receivables and liquid assets (cash, bank deposits etc.)
7 (Profit before tax + Net interest expenses)/(Net interest expenses)
8 Debt with remaining fixed interest for less than one year
9 Profit for the year/Average number of shares held externally (fully diluted) at year end
10 Profit for the year (adjusted for goodwill amortisation and other revenues and expenses)/Average number of shares held externally (fully diluted) at year end
11 RISK: regulation of input value of taxable value of shares. The RISK amount as of 1 January 2004 is estimated to be NOK -20.67 and will be paid to Norwegian shareholders as of 1 January 2004
12 Ordinary dividend per share/Earnings per share (fully diluted)
13 Share price/Earnings per share (fully diluted)

Pro forma Group Income Statement, Group Balance Sheet and Cash Flow after the sale of the Beverages business

The sale of the Beverages business will significantly affect Orkla's financial situation. In order to illustrate the accounting effects, pro forma figures for 2003 have been prepared for the remaining businesses in the Orkla Group. The figures are presented in the tables below.

The pro forma figures are based on actual figures for the remaining operations. All transactions resulting from the sale and subsequent allocations have been adjusted against the opening balance for 2003 in such a way that the pro forma figures reflect no accounting effects of the transaction itself.

The following effects of the sale and allocations have been incorporated:

Cash settlement	NOK 13.0 billion
Interest-bearing receivable	NOK 4.4 billion
Additional dividend	NOK 5.2 billion
Accounting gain	NOK 12.5 billion
Average borrowing rate excl. Carlsberg Breweries for 2003	4.3 %

Group Income Statement NOK million	Actual 2003	Pro forma[1] 2003
OPERATING REVENUES	**45,368**	**30,160**
EBITDA	**6,213**	**3,665**
Operating profit before goodwill amortisation	**3,827**	**2,422**
Ordinary goodwill amortisation and write-downs	(538)	(391)
Other revenues and expenses	(967)	(790)
OPERATING PROFIT	**2,322**	**1,241**
Profit from associates	730	658
Net interest expenses	(784)	(91)
Other financial items	340	355
Portfolio gains	259	259
PROFIT BEFORE TAX	**2,867**	**2,422**
Taxes	(815)	(746)
Profit after tax	**2,052**	**1,676**
Of this minority interests	(151)	(35)
Annual result	**1,901**	**1,641**
Annual result adjusted[2]	**3,336**	**2,824**
Earnings per share fully diluted (NOK)	**9.2**	**7.9**
Earnings per share fully diluted, adjusted[2] (NOK)	**16.2**	**13.7**

[1] Based on the assumption that the Board of Directors' proposed payout of an ordinary dividend of NOK 4.00 per share and an additional dividend of NOK 25.00 per share is adopted, and that the rest of the proceeds are used to pay back debt. Assumed borrowing rate on reduced debt: 4.3%.
[2] Before goodwill amortisation and other revenues and expenses.

Group Balance Sheet* NOK million	Actual[1] 2003	Pro forma[2] 2003
Intangible assets	5,887	3,728
Tangible assets	17,942	9,662
Financial long-term assets	3,960	6,611
Inventories	4,207	2,996
Receivables	8,627	4,770
Portfolio investments	11,867	11,867
Cash and cash equivalents	2,468	1,276
TOTAL ASSETS	**54,958**	**40,910**
Equity	18,734	26,042
Minority interests	983	247
Provisions	2,547	1,516
Interest-bearing liabilities	21,426	6,476
Other short-term liabilities	11,268	6,629
EQUITY AND LIABILITIES	**54,958**	**40,910**
Capital employed	33,522	22,029
Net interest-bearing liabilities	17,953	586
Equity ratio	35.9 %	64.3 %

* The pro forma balance sheet for 2003 has been prepared on the basis of the Orkla Group's balance sheet as of 31.12.2003, having deducted Orkla's 40 % interest in Carlsberg Breweries and taken account of the effects of the sale of this interest. See also footnote 2 below.

[1] Before additional dividend.
[2] Based on the assumption that the Board of Directors' proposed payout of an ordinary dividend of NOK 4.00 per share and an additional dividend of NOK 25.00 per share is adopted, and that the rest of the proceeds are used to pay back debt.

Cash Flow NOK million	Actual 2003	Pro forma 2003
Operating profit	2,314	1,233
Depreciation and write-downs	3,696	2,348
Change in net working capital	416	225
Cash flow from operating activities before capital expenditures	**6,426**	**3,806**
Net replacement expenditures	(1,453)	(995)
Cash flow from operating activities	**4,973**	**2,811**
Financial items, net	(1,020)	(706)
Cash flow from Industry division	**3,953**	**2,105**
Cash flow from Financial Investments division	141	141
Taxes paid	(996)	(640)
Miscellaneous	(241)	125
Cash flow before capital transactions	**2,857**	**1,731**
Dividends paid	(807)	(722)
Share buy-back	(253)	(253)
Cash flow before expansion	**1,797**	**756**
Expansion investments, Industry division	(450)	(84)
Sold companies	1,039	1,039
Acquired companies	(437)	(197)
Net purchases/sales portfolio investments	774	774
Net cash flow	**2,723**	**2,288**
Currency translations net interest-bearing debt	(1,160)	(759)
Net interest-bearing debt	**17,953**	**586**

VALUE CREATION AT ORKLA

ORKLA'S GOAL IS TO ACHIEVE HIGHER LONG-TERM VALUE CREATION THAN RELEVANT COMPETITORS. FOR SHAREHOLDERS, THIS IS EXPRESSED IN TERMS OF THE LONG-TERM PERFORMANCE OF THE ORKLA SHARE AND THE DIVIDEND THAT IS PAID OUT. FOR INTERNAL CONTROL PURPOSES AND IN PERIODS WHEN THE STOCK MARKETS ARE VOLATILE, IT IS ALSO IMPORTANT TO MEASURE VALUE CREATION IN TERMS OF THE PERFORMANCE OF THE GROUP'S UNDERLYING OPERATIONS. THE ELEMENTS THAT ARE IMPORTANT FOR UNDERLYING VALUE GROWTH IN ORKLA'S INDUSTRY DIVISION ARE DESCRIBED BELOW.

Growth in cash flow from operating activities

Cash flow from operating activities in the Industry division (i.e. after replacement expenditures and environmental investments but before tax, financial items and expansion investments) increased by NOK 745 million to NOK 4,973 million and was equivalent to 130 % of operating profit before goodwill amortisation. Replacement expenditures and environmental investments were both lower than depreciations in 2003 and lower than in the previous year. In addition to the rise in cash flow from higher sales and improved operating margins, the capital efficiency programmes that have been initiated in all business areas have improved capital efficiency for both working capital and fixed capital. Average current capital as a percentage of operating revenues declined by 1.3 percentage points to 16.2 %. Group cash flow before capital transactions, (i.e. before net expansion, dividends and share buy-backs) increased by NOK 237 million, from NOK 2,620 million to NOK 2,857 million.

Capital structure and cost of capital

In the past, Orkla's capital structure has been around one to one (net interest-bearing liabilities divided by book equity). The Group's average cost of capital is calculated as a weighted average of the costs of borrowed capital and equity. The calculations are based on an equity-to-total-assets ratio of 60 %. The cost of equity is calculated with the help of the Capital Asset Pricing Model. The cost of borrowed capital is based on a long-term, weighted interest rate for relevant countries in which Orkla operates, with the addition of an imputed borrowing margin. The cost of capital is thus relatively robust in relation to normal fluctuations in market rates (Orkla's real average borrowing rate was 4.6 % in 2003). The table shows how Orkla's average cost of capital is calculated.

Return on capital employed


15
12
9
6
3
14.8
14.4
11.9
10.7
12.4
12.6
12.7
12.4
9.7
%
'96
'97
'98
'99
'00
'01
'02
'03

Return on capital employed
Weighted average cost of capital before tax

Cash flow*


5,000
4,000
3,000
2,000
1,000
NOK million
'99
'00
'01
'02
'03

* Cash flow from operating activities

Description	Rates	Relative percentage of capital	Weighted cost
Weighted average beta for the Industry division [1]	1.0		
x Market risk premium	4.0 %		
= Risk premium for equity	4.0 %		
+ Risk-free long-term interest rate	4.9 %		
= Cost of equity	**8.9 %**	**60 %**	**5.3 %**
Imputed borrowing rate before tax	5.9 %		
Imputed tax charge	28 %		
= Imputed borrowing rate after tax	**4.2 %**	**40 %**	**1.7 %**
Orkla's weighted average cost of capital after tax			**7.0 %**

[1] Beta expresses the way the share value covaries with stock market values. Orkla's weighted Beta is calculated on the basis of the relevant sector betas for Orkla's operations.

For companies in OECD countries, the average cost of capital is 7.0 % after tax, equivalent to approximately 9.7 % before tax. For other countries there is an individual supplement for country risk. Acquisitions and new investments are assessed by a case-by-case basis to determine the project risk supplement.

Return on capital employed

The Group's return on capital employed was marginally lower than in 2002, amounting to 12.4 %. In a market with falling interest rates and in comparison with the Group's cost of capital, which is 9.7 %, this still represented significant added value. The entire decline in comparison with 2002 is ascribable to the poor performance of the Chemicals business, while the return on capital employed for the Branded Consumer Goods business increased from 12.9 % to 13.9 % (see also "Summary accounts for the business areas" on pages 35–37). For many years in succession, Orkla has achieved a return on capital employed well above the required return.

The Orkla share

The price of the Orkla share was NOK 118 at the beginning of the year and rose to NOK 149 at year-end. Taking into account dividend payment of NOK 3.40 per share, the return was almost 30 %. For more information about the development of the Orkla share, see "Shares and shareholders" on pages 75–77. The Group's price-earnings ratio (P/E) was 16.2 at the end of 2003, up 6 % compared with 2002. Enterprise value (EV) in relation to earnings before interest, taxes, depreciation and amortisation (EBITDA) increased from 7.5 to 7.8 in 2003.

ASSET VALUES

ONE POSSIBLE MODEL FOR VALUING ORKLA IS TO DISTINGUISH BETWEEN INDUSTRIAL ASSETS, WHERE THE VALUE IS RELATED TO FUTURE EARNINGS FROM CONTINUING OPERATIONS, AND THE GROUP'S NEGOTIABLE ASSETS, WHICH HAVE IDENTIFIABLE MARKET VALUES AND WHERE EARNINGS ARE NOT A PART OF ORKLA'S OPERATING PROFIT FROM INDUSTRIAL ACTIVITIES.

Set out below are the main data necessary for a valuation of Orkla's assets. On this basis, and on the basis of his own assumptions, the investor will be able to assess the value of the various assets in order to undertake a valuation of the Group.

Associates

Orkla owns interests in a number of companies that are reported as associates. The largest of these are Jotun A.S, Chips Abp and Hite (all three under the Industry division). The main figures for these companies are shown in note 18 "Investments in Associates" to the Group Accounts.

Securities portfolio

As of 31 December 2003, the Group's securities portfolio had a market value of NOK 14,682 million. The book value was NOK 11,773 million. 17 % was in unlisted shares, and 31 % was in foreign shares. For further details, see note 9 "Portfolio Investments" to the Group Accounts.

Orkla Finans

Orkla Finans is a financial management and insurance brokerage company. As of 31 December 2003, the company had NOK 4,556 million under management and had brokered insurance business totalling NOK 733 million.

Long-term financial assets

Net interest-bearing liabilities include "Long-term interest-bearing receivables", but do not include other items entered in the amount of NOK 998 million under "Other long-term financial assets" in note 2 to the Group Accounts.

Real estate

The real estate section's total rental revenues amounted to NOK 71 million in 2003. These rental revenues are primarily derived from high-quality properties centrally located in Oslo. The book value of Orkla's real estate investments as of 31 December 2003 was NOK 674 million. The book value of rented space was NOK 429 million. Development projects and other properties have a book value of NOK 245 million, which gives a realistic reflection of these values. Profit from the real estate section is included in the Financial Investments division.

Forests

The Group owns about 110,000 hectares of forest, of which approximately 80,000 hectares are productive. Forests have a book value under "Long-term assets" of NOK 102 million. The annual quantity harvested is approximately 105,000 sm^3, which is sold at market price. The market price for comparable timber in 2003 was approximately NOK 296 per sm^3. Profit from forestry operations has been entered under the Financial Investments division.

A major transaction of forest lands in Eastern Norway was carried out in autumn 2002 at a price of between NOK 10,000 and 13,000 per hectare productive forest depending on its geographical location.

Tax

The Group's tax rate for the Industry division is generally around 30%. As a result of dividends received from the share portfolio, RISK adjustments of the cost price base and unutilised cost price adjustments related to the tax reform, the tax charge for the Financial Investments division is lower. For further details, see note 13 "Taxes" to the Group Accounts.


Strat

BRANDED CONSUMER GOODS

BRANDED CONSUMER GOODS IS A CORE AREA OF ORKLA'S OPERATIONS, ACCOUNTING FOR AROUND 87 % OF ORKLA'S TOTAL OPERATING REVENUES. THE BRANDS, MANY OF WHICH HAVE BEEN BUILT UP OVER MANY YEARS, ARE FIRMLY ESTABLISHED IN CONSUMER AWARENESS. CONSUMERS ARE LOYAL TO SPECIFIC BRANDED PRODUCTS, WHICH IS WHY BRANDS ARE SOME OF ORKLA'S MOST VALUABLE ASSETS.


Stratos

Chocolate is best when it is light, airy and porous! Stratos continued to grow in 2003 and is Norway's third biggest confectionery brand.

Orkla invests substantial resources in developing and strengthening a common brand culture by exchanging know-how and establishing forums to discuss and evaluate various measures and approaches. Important methods include transferring key personnel from one company to another, in-house training programmes, joint meetings of specialised staff from several companies and increased use of normative tools (best practices).

Orkla's Branded Consumer Goods

Orkla's Branded Consumer Goods business, which comprises Orkla Foods, Orkla Beverages (Orkla's 40 % interest in Carlsberg Breweries), Orkla Brands, and Orkla Media reported operating revenues of NOK 39 billion in 2003, up NOK 2 billion from 2002. Taking into account currency translation effects, growth in operating revenues was 4 % in 2003. Operating profit before goodwill amortisation amounted to NOK 3,606 million, which is a rise of 13 %.

Many of Orkla's brands hold strong number one and number two positions on the markets in which they compete. This is a considerable advantage in the tough competition in the grocery sector and helps to ensure that the brands are less vulnerable to attack by private labels, which are challenging the weaker brands in particular. Among the innovations that were very successful in 2003 were the Nidar Favoritter bags of assorted chocolates, Café Cookies and Felix frozen soups. Among the established brands, Fun Light cordials, Dove skin and hair care products and Nugatti chocolate spread grew substantially.

The Branded Consumer Goods business has activities in many countries and largely operates under local brand names. Orkla will continue to strengthen these local brands on their respective domestic markets. If the market situation is appropriate, national brands may be developed into multinational brands. New brands will increasingly be launched under the same name in several countries.

Orkla is the leading supplier of grocery products to Nordic households. Several business areas have also expanded outside the Nordic region. Carlsberg Breweries holds strong positions in Central and Eastern Europe and significant positions in Western Europe and selected Asian markets. Orkla Foods and Orkla Media also hold important positions in Central and Eastern Europe. Poland is the most important market outside the Nordic region for both business areas.

Orkla has continued its fast-paced efforts to rationalise production. In addition to the continuous improvement of operations that all the plants are expected to achieve, major improvement projects are currently being implemented at Abba Seafood and Procordia Food in Sweden, Beauvais and Berlingske in Denmark, and Nidar and Lilleborg in Norway. In 2004 Orkla will take over the bakery company Bakehuset, and work on realising synergy effects will begin.

FOCUS IN 2004

- → Increase top-line growth through improvements in innovation, advertising and packaging design
- → Increase competitiveness by optimising the product portfolio and rationalising production
- → Continue to strengthen positions within and outside the Nordic region through organic growth and acquisitions

Orkla has in-depth knowledge of local consumers, understands the similarities and differences between countries and has first-class marketing and product development expertise. Moreover, substantial market shares generate critical mass and cost effectiveness throughout the value chain. This in turn provides the basis for a moderate price policy and strengthens competitiveness in relation to both international competitors and private labels.

Branded Consumer Goods in the Nordic region

Orkla defines the Nordic region as its domestic market for branded grocery products. In many ways, the Nordic region can be seen as a single market, but there are still important national differences in terms of both consumer attitudes and the way the retail trade operates. This calls for local market expertise and adaptability. Since Orkla operates on all the Nordic markets, the Group is well positioned and equipped to meet this challenge.

On the other hand, there is a clear tendency towards more uniform consumer attitudes in the Nordic region, and the retail sector is increasingly adopting a Nordic approach. While this makes considerable demands on Orkla as a supplier, it also provides interesting opportunities.

Total annual grocery sales in the Nordic region amounted to approximately NOK 403 billion (excluding VAT). Coop Nordic has around 20 % of the Nordic market. If Coop Nordic is grouped with the Finnish cooperative retail chains (SOK and Tradeka), they have a total market share of 29 %. Similarly, ICA has a 21 % share of the Nordic market. If Kesko (Finland) and Dansk Supermarked is grouped with ICA, they have an aggregate market share of about 34 %.

Between 25 % and 30 % of Nordic retail sales are made by discount stores, i.e. stores that have a limited sales area and product range and a very limited selection of fresh produce. The proportion of discount stores has increased in the past several years. "Soft discounters" usually stock the biggest supplier brands in a category and, to a certain extent, private labels. A relatively new development in the Nordic region is the advent of "hard discounters". These are stores with an extremely limited range of products, few supplier brands and a very large proportion of private labels. Their foremost weapon is low prices. After operating in Denmark for several years, they have now made their entry on the Finnish and Swedish market and are expected to reach Norway in 2004. Stores such as these will stock a significantly lower proportion of Orkla brands than other retail concepts and must primarily be seen as competitors. It is still uncertain how large a share of the market these stores will capture. Orkla will meet this challenge by focusing more strongly on brand-building and innovation, and by further rationalising operations.


FUN
LIGHT
Wild Berries

The three largest retailers' market share


Norway
83
Sweden
92
Denmark
84
Finland
80
%
0
20
40
60
80
100

Source: ACNielsen

Private labels still have a relatively small share of the Nordic market, averaging about 11 %. This is substantially lower than in most of the other Western European markets. Stronger growth for private labels must be expected in future as a result of the introduction of "hard discounters" and countermeasures taken by other players in the retail sector.

Although Orkla's positions are currently strongest in Norway and Sweden, the Group has a well-developed sales apparatus in all the Nordic countries. Orkla is focusing particularly on increasing its presence in Finland and Denmark.

Net sales by market


Norway 29 %
Sweden 17 %
Denmark 17 %
Finland 4 %
Eastern Europe 12 %
Other European Countries 19 %
Asia 2 %

Net sales NOK 38,592 million

Operating revenues by business area


Orkla Foods 30 %
Orkla Beverages 39 %
Orkla Brands 12 %
Orkla Media 19 %

Total operating revenues NOK 39,036 million


Carlsberg
Beer


Café
COOKIES


Fredrikstad Blad

Grocery sales in the Nordic countries*


Norway 92
Sweden 133
Denmark 100
Finland 78
NOK billion 0 30 60 90 120 150

* Excl. VAT

Source: ACNielsen

Development in operating margin* for the Branded Consumer Goods area


'99 9.1
'00 10.2
'01 8.5
'02 8.7
'03 9.2
% 0 2 4 6 8 10 12

* Before goodwill amortisation

Orkla has a good relationship with Nordic retailers and is committed to strengthening this cooperation in the future. Orkla aims to be a supplier that helps increase retailer profitability and thereby be regarded as a preferred business partner for the retail community.

Branded Consumer Goods outside the Nordic region

Orkla aims to improve the profitability of its branded goods activities outside the Nordic region by rationalising operations and ensuring critical mass. Orkla also wishes to expand in selected markets. However, this process may take some time since many important product areas are fragmented, with numerous small manufacturers. In 2003, sales in Orkla's branded consumer goods business in Central and Eastern Europe amounted to approximately NOK 5.2 billion, equivalent to 12 % of the business area's total operating revenues.

Markets in Eastern Europe are at an early stage of development and are considered to have extensive potential for growth. Orkla wishes to acquire companies with competent local management which, backed by Orkla's financial strength, brand expertise and industrial know-how, will be capable of developing strong, long-term market positions. There must also be, or it must be possible to establish, a suitable system of sales and distribution for the geographical area in question. In the initial stage following an acquisition, investments will be made in upgrading product quality, strengthening local brand names and training management and other personnel. Orkla also attaches importance to establishing good relations with local trade unions and authorities.

Operating profit by business area


Orkla Foods 28 %
Orkla Beverages 39 %
Orkla Brands 26 %
Orkla Media 7 %

Operating profit before goodwill amortisation NOK 3,606 million

Retailers alliances share of the Nordic grocery market


Coop/SOK/Tradeka 29 %
ICA/Kesko/Dansk Supermarked 34 %
Axfood/Spar/NorgesGruppen/
SuperGros 22 %
Other 15 %

Total sales on the Nordic grocery market approximately NOK 403 billion (excl. VAT)

Source: ACNielsen


1+9 = 6 L
FUN
LIGHT
Smak av
Wild Berries
DEN UTEN SUKKER

ORKLA FOODS

ORKLA FOODS IS A LEADING DEVELOPER, MANUFACTURER AND SUPPLIER OF FOOD PRODUCTS IN THE NORDIC REGION. ACTIVITIES ARE CONCENTRATED AROUND THE COMPANY'S OWN STRONG BRANDS AND CONCEPTS. ORKLA FOODS AIMS TO MAINTAIN ITS SOLID POSITIONS IN THE NORDIC REGION AND TO STRENGTHEN ITS POSITION IN EASTERN EUROPE.


FUN

Orkla Foods experienced a strong rise in sales of Fun Light in 2003. This success was largely due to new packaging, a new design and the introduction of new flavours.

Orkla Foods is divided into four main areas: Orkla Foods Nordic, Orkla Food Ingredients, Orkla Foods International and Bakers. Orkla Foods has two international product categories: Tasty Meals (pizzas, pies, eat&go minipizzas and Hold-it snacks) and Tasty Brands (ketchup, mustard, dressings, mayonnaise, other sauces, Risifrutti rice desserts and Fun Light cordials). The company also has a number of brands that are well established on national markets.

At year-end 2003, Orkla Foods had 54 production plants in 13 countries and employed a workforce equivalent to 6,821 man-years. Most of the company's products hold number one or number two positions on their markets.

Results

Operating revenues totalled NOK 11,913 million, equivalent to underlying[1] growth of 1 % compared with 2002. Operating profit before goodwill amortisation amounted to NOK 1,030 million, up NOK 128 million. This growth is largely ascribable to systematic efforts to strengthen competitiveness, including rationalising operations.

Orkla Foods invested more heavily in brand-building in 2003 and a number of new products were launched. The company also focused more strongly on innovation.

To increase operational efficiency, in 2003 Orkla Foods initiated a large-scale programme to cut costs. Improvement measures target savings of NOK 500 million by the end of 2004 compared with the 2002 cost level. There are plans to reduce the number of man-years by around 1,000, or about 15 %. Approximately half of the reductions will take place outside the Nordic region. In 2003, the number of man-years was reduced by approximately 700.

Orkla Foods Nordic

Orkla Foods Nordic comprises Stabburet in Norway, the Swedish companies Procordia Food and Abba Seafood, the Danish company Beauvais and Felix Abba in Finland.

Stabburet

Stabburet achieved operating revenues of NOK 2,755 million, compared with NOK 2,690 million in 2002. In 2003, Stabburet maintained or improved the market positions of all its important brands. Systematic brand-building efforts over several years resulted in growth for many major brands. Sales of Fun Light cordials grew by 36 %, while sales of both Stabbur-Makrell (canned mackerel) and Idun dressings rose 18 %.

Stabburet has initiated a number of measures to rationalise operations. The continuous improvement programme, which the company introduced in the early 1990s, contributed to the company's good results in 2003.

FOCUS IN 2004

- → Increase innovation
- → Strengthen focus on brand-building
- → Reduce costs through improved operations and restructuring
- → Maintain consumer confidence

[1] Excluding acquisitions and divestments and currency translation effects.


GRANDIOSA®


Stabburet
LEVERPOS

Few products have suited Norwegian tastes as well as **Grandiosa** (above). About 20 million of these pizzas are sold every year, and Grandiosa has become a cult product in Norway. The pizza is also sold in Sweden and Finland. **Stabburet Liver Paste** (above right) featured new child's faces in 2003. For the first time in 54 years, there is also a picture of a girl on the tin.

Procordia Food

Procordia Food in Sweden reported operating revenues of SEK 3,450 million, which is marginally higher than in 2003. Operating profit before goodwill amortisation increased satisfactorily.

Sales of Fun Light cordials were 29 % higher than in 2002. There was also good growth in sales of Felix frozen ready meals, which include soups, international dishes and pies. Felix ketchup holds a stronger position than ever on the Swedish market.

Procordia Food encountered tougher competition from private labels. To strengthen its competitiveness on the Swedish market, Procordia Food has carried out an extensive improvement programme in the past two years. New activities aimed at increasing operational efficiency have been announced and initiated. The workforce at the pizza and pie production plant in Vansbro will be reduced by 50 man-years in 2004. In Esløv, the manpower employed to manufacture potato-based products will be cut by 30 man-years in the same period. In Kumla and Ørebro, the staff that make fruit and berry products, refrigerated desserts and between-meal snacks will be downsized by 50 man-years. These cutbacks will take place in 2004 and 2005.

Kalles Kaviar (cod roe spread) has been one of Swedish consumers' favourite sandwich spreads for several decades. Kalles is celebrating its 50th anniversary in 2004.


Kaviar 300 g

Abba Seafood

Abba Seafoods posted operating revenues of SEK 1,027 million, compared with SEK 1,121 million in 2002. Operating profit before goodwill amortisation was lower than in 2002.

This decline is primarily due to lower sales of caviar in glass jars, resulting from the fact that the product was not distributed by one of the Swedish chains. Kalles Kaviar reported stable sales volumes, and the brand maintained its strong market position. However, grocery prices were reduced due to lower raw material prices. In the fourth quarter Abba Seafood considerably improved its market positions in the herring segment.

At the start of 2003, Abba Seafood increased the pace and ambitions of the improvement programme that it had implemented. By the end of 2004 the company plans to reduce its workforce by around 130 man-years, equivalent to around 25 %. In 2003 staff cutbacks totalled about 60 man-years.

Beauvais

Beauvais reported operating revenues of DKK 551 million, compared with DKK 549 million in 2002. Operating profit before goodwill amortisation was slightly lower than in 2002.

Activities have been initiated to rationalise operations, and the company has intensified its focus on innovation. At the start of 2002, eat&go minipizzas were launched on the Danish market, where the product has now won the number one position.

Felix Abba

Felix Abba in Finland posted operating revenues of Euro 76 million, compared with Euro 74 million in 2002. This is equivalent to underlying[1] growth of 3 %. Operating profit before goodwill amortisation grew substantially.

Felix Abba strengthened or maintained most of its market positions on the Finnish market. Süslavicius-Felix in Lithuania reported significant progress with particularly satisfactory growth in the mayonnaise segment. Põltsamaa Felix in Estonia also achieved growth.


Operating revenues by product group
Pizza/pies 10 %
Ready meals 11 %
Beverages 5 %
Sauces 8 %
Vegetables 5 %
Seafood 14 %
Baking ingredients 21 %
Potato products 3 %
Desserts and snacks 6 %
Jam and marmelade 6 %
Sweet spreads 1 %
Bread and bakery products 10 %
Total operating revenues NOK 11,913 million


Vilken Soppa!
FELIX
Tomatsoppa


Abba
Inlagd sill


500g
TOMI
Ketchup
dulce

The market for single portion packages has grown sharply in Sweden in recent years. **Felix** has contributed to this positive trend with its frozen soups (above left). **Abba Sill**; In Sweden, herring has developed from poor man's fare to one of the most important dishes for weekend and holiday meals (above centre). **Tomi** was introduced on the Romanian market in 1997 and is now market leader with about 45 % of the market (above right).

Orkla Foods International

In 2003 operating revenues for Orkla Foods International totalled NOK 985 million, equivalent to an underlying[1)] decline of 3 %. As a whole, the companies in Orkla Foods International had profit growth, and the aggregate results for the operational companies were close to break-even.

The turnaround operation in the Polish seafood company Superfish is proceeding as planned. A number of functions in the company have been coordinated with Kotlin, the other food manufacturing company in Poland, and some 370 man-years have been trimmed from the workforce since the end of 2001. The pizza factory in Hungary was closed down in the third quarter and production was moved to the Czech Republic. This is one of several steps taken to strengthen competitiveness prior to the EU's eastward expansion.

In May 2002, Orkla Foods International purchased Topway, the leading Romanian manufacturer of margarine, ketchup and mustard. This company is performing as anticipated.

Orkla Food Ingredients

Orkla Food Ingredients reported operating revenues of NOK 2,538 million in 2003, equivalent to underlying[1)] growth of 1 %. Operating profit before goodwill amortisation was slightly higher than in the previous year.

In 2002 Orkla Food Ingredients increased its market shares through the acquisition of Credin, the leading Danish manufacturer of bakery ingredients. Credin Bageripartner in Denmark faced pressure on prices in 2003 and several measures have been taken to strengthen the company's competitiveness. On the other hand, Credin's operations in Poland and Portugal did better than expected.

Bakers

The Norwegian bakery company posted operating revenues of NOK 1,151 million in 2003, a rise of 5 %. Operating profit before goodwill amortisation was satisfactory.

Bakers has increased its competitiveness by building an efficient, modern bakery at Økern, Oslo, which was completed in summer 2003. During the year Bakers launched a number of new products. Ole Brumm (Winnie-the-Pooh) bread (in cooperation with Disney), K4 Sport bread (in cooperation with the Norwegian Confederation of Sports) and carrot bread were all well received by the market.

In order to consolidate its position as the leading supplier of bakery products in Norway, Bakers has signed an agreement to purchase all the shares in Bakehuset Norge AS. The company will become part of the Bakers Group from January 2004.

1) Excluding acquisitions and divestments and currency translation effects.

Revenues by segment

- Retail 64 %
- Catering sector 12 %
- Export/other 24 %



Total operating revenues NOK 11,913 million

Net sales by market

- Norway 34 %
- Sweden 34 %
- Denmark 12 %
- Finland 5 %
- Poland 4 %
- Other 11 %



Net sales NOK 11,860 million


Carlsberg
Carlsberg
Beer

ORKLA BEVERAGES

ORKLA BEVERAGES CONSISTED IN 2003 OF ORKLA'S 40 % INTEREST IN CARLSBERG BREWERIES (CB), WHICH WAS ESTABLISHED IN FEBRUARY 2001 WHEN ORKLA AND CARLSBERG A/S MERGED THEIR BREWERY OPERATIONS TO FORM A NEW, JOINTLY CONTROLLED COMPANY. ORKLA'S INTEREST IN CB WAS SOLD IN MARCH 2004. THE REASONS FOR THIS TRANSACTION AND ITS FINANCIAL IMPACT ARE DESCRIBED IN THE REPORT OF THE BOARD OF DIRECTORS AND THE PRO FORMA FIGURES FOR ORKLA EXCL. CB (PAGE 39).


Carlsberg
Beer

The Carlsberg brand is sold in more than 140 countries. The Carlsberg brand grew 7 % in 2003, the third year in succession with higher growth than the total market.

In 2003 Carlsberg Breweries focused particularly on realising synergy effects, implementing improvement programmes and restructuring its operations, as well as on improving the Carlsberg brand's global position.

Carlsberg Breweries strengthened its position in the Balkans in 2003 by purchasing the Serbian brewery Pivara Celarevo. It also acquired further interests in the Turkish brewery Türk Tuborg, the Bulgarian breweries Shumensko and Pirinsko Pivo and the Polish brewery Carlsberg Okocim. In Asia, Carlsberg Breweries terminated its joint venture agreement with Chang Beverages, but continued to operate in the region through its wholly-owned subsidiary, Carlsberg Asia. Through its subsidiary in Hong Kong, Carlsberg Asia purchased the Chinese breweries Kunming and Dali. In Vietnam the company increased its stake in the South-East Asia Brewery and Hue Brewery. Baltic Beverages Holding (BBH) purchased the Ak-Nar brewery in Kazakhstan, while BBH, through its Russian subsidiary Baltika, inaugurated two newly-constructed breweries in Samara and Habarovsk in Russia. In January 2004 Carlsberg Breweries signed an agreement to purchase Holsten-Brauerei, making Carlsberg Breweries the leading brewery in North Germany.

In 2003 Carlsberg Breweries wound up the Tou brewery in Norway and decided to close down the brewery in Stockholm due to overcapacity on these markets. Hannen's production plant in Germany and Feldschlösschen's soft drink tapping plant in Switzerland were sold in order to concentrate production at a smaller number of more efficient breweries and to focus on brand-building.

The Carlsberg brand was strengthened in 2003 as a result of extensive marketing activities. The European Football Championship will be held in 2004. With Carlsberg as the main sponsor for the Union of European Football Associations (UEFA), advertising activity will be intensified and will target more markets. Carlsberg Breweries has also made substantial investments in global sponsorship for alpine skiing and golf.

Results

Orkla Beverages' operating revenues totalled NOK 15,208 million, compared with NOK 14,516 million in 2002. Adjusted for currency translation effects, this was equivalent to 5 % growth. Operating profit before goodwill amortisation amounted to NOK 1,405 million, compared with NOK 1,364 million in 2002. Adjusted for currency translation effects, this was a rise of 6 %. The businesses in Turkey, Poland and Switzerland achieved significant profit growth.

Carlsberg Breweries' total beer volume rose 4 % to approximately 81 million hectolitres. This increase is largely ascribable to volume growth for BBH, coupled with increased volumes in Bulgaria and on several Asian markets due to acquisitions. The Carlsberg brand grew 7 % in 2003, and global sales totalled 10.8 million hectolitres. The Group's aggregate volume of other beverages amounted to 21.3 million hectolitres, which is marginally higher than in 2002.

FOCUS IN 2004

- → Improve profitability on established (mature) markets
- → Continue to achieve growth for the Carlsberg brand as the portfolio's global premium brand
- → Increase competitiveness by rationalising and developing the entire value chain
- → Integrate Holsten-Brauerei
- → Establish a common corporate culture by promoting uniform goals and values


EXPORT
БАЛТИКА
7

Baltika [above] is the leading Russian beer brand and holds a very strong market position. The brand has achieved impressive growth in recent years.

The Northern and Western Europe market region comprises breweries in the Nordic region, Carlsberg-Tetley in the UK, the Swiss brewery Feldschlösschen, Carlsberg Italia and the Portuguese brewery Unicer-Bebidas (44 %). In January 2004 an agreement was signed in Germany to acquire 51 % of the share capital of Holsten-Brauerei. An offer was made at the same time to buy out the other shareholders.

Operating revenues for the Northern and Western Europe market region (100 %) totalled DKK 26,182 million, down 3 % from 2002. Operating profit before goodwill amortisation amounted to DKK 2,364 million. Adjusted for currency translation effects, this was a rise of 10 %.

Volume growth in the Nordic region was weaker than in 2002 due to the general market slowdown, increased competition and pressure on prices. Profit was slightly higher than in 2002. While market shares for beer in Sweden, Norway and Denmark declined somewhat, Sinebrychoff in Finland improved its position. In Sweden, profit was affected by competition from low price brands sold by the Swedish wine and liquor monopoly. In response to this competition, Carlsberg has stepped up its marketing activities and made necessary price adjustments. A decision was also made to initiate extensive restructuring, including closing the brewery in Stockholm. In Norway, the launch of Tuborg beer as a low-price brand was a success. The Carlsberg brand achieved volume growth in Denmark and Finland.

Growth in Southern Europe was affected by the generally sluggish economic situation, which resulted in lower sales and pressure on margins. The business in Switzerland improved profit as a result of cost savings from improvement projects and increased marketing. Profit from Carlsberg Italia was weak, and it was decided to implement a restructuring programme. The effect of this programme is expected to be realised in the course of 2004/2005.

Carlsberg-Tetley reported volume growth in the UK, but the underlying growth was affected by pressure on prices and higher distribution costs. Profit growth is ascribable to a gain on the sale of assets. The UK has traditionally been Carlsberg Breweries' largest market, and the Carlsberg brand achieved satisfactory growth.

The Polish company **Carlsberg Okocim** [below] is a subsidiary of Carlsberg Breweries. Okocim Mocne has been the leading beer brand in the strong beer segment in Poland since the mid-1990s.


OKOCI

Central and Eastern Europe

The Central and Eastern Europe market region consists of Carlsberg Breweries' 50 % stake in BBH, which comprises operations in Russia, Ukraine, the Baltic States and Kazakhstan, in addition to Carlsberg Breweries' majority-owned companies in Poland, Turkey, Croatia, Bulgaria, Malawi and Serbia. The company in Serbia was consolidated as of 31 December 2003.

Operating revenues for Central and Eastern Europe (100 %) totalled DKK 7,331 million, down 2 % from 2002. Operating profit before goodwill amortisation amounted to DKK 1,226 million in 2003.

Carlsberg Breweries strengthened its positions in 2003 by increasing its stake in the companies in Poland, Turkey and Bulgaria. The Shumensko and Pirinsko Pivo breweries in Bulgaria are to be integrated in order to further enhance their competitive position.


Pilsener
BRYGGET SIDEN 1877
Ringnes

The businesses in Turkey and Poland reported satisfactory volume growth. Combined with cost savings resulting from improvement programmes and more efficient operations, this helped to boost profit. Significant start-up costs related to the businesses in Bulgaria and Croatia are expected to have a negative impact on profit in the next few years.

Although results for BBH were negatively affected by the weaker rouble, the company largely maintained its margins. Reorganisation of distribution systems resulted in lower volumes for the Baltika Group.

Market growth for beer in Russia picked up after dropping off in the first quarter, and annual growth ended up at 7 %. BBH's volume on the Russian beer market grew 8 %, and its market share increased. The market for beer in Ukraine continues to grow strongly, and the total market rose 8 %. BBH's Ukrainian breweries achieved 9 % volume growth and increased their market share to 21.7 %. There was some growth on the Baltic market, while BBH's volumes were on a par with 2002.

In May 2003, BBH acquired the Ak-Nar brewery in Kazakhstan and inaugurated two new breweries in Russia through its Russian subsidiary Baltika. A new

Operating revenues by market


Northern and Western Europe 75 %
Central and Eastern Europe 21 %
Asia 4 %

Net sales DKK 34,626 million


Solo


TUBORG
BREWED SINCE 1880
COPENHAGEN DENMARK


IMSDAL


Market shares beer, Northern and Western Europe
DK 66
SV 43
NO 58
FIN 45
UK 12
CH 43
POR 57
IT 10
% 0 10 20 30 40 50 60 70 80


Market shares beer, Central and Eastern Europe
RUS 33
UKR 22
EST 43
LAT 43
LIT 45
PL 14
TYR 23
% 0 10 20 30 40 50

Ringnes (far left) is the biggest beer brand in Norway with a market share of 58 %. Solo (centre left), the biggest Norwegian branded product in the carbonated soft drinks sector, has slaked Norwegians' thirst since 1934. Tuborg (centre right) was originally launched in 1880, and today the brand has a strong position on many Western and Eastern European markets. Imsdal (far right) is the market leader for non-carbonated water in Norway. The water is bottled directly from the source and is a totally natural product containing no additives.

brewery in Kiev, Ukraine, is expected to be completed in 2004.

Asia

The Asian market region consists of Carlsberg Breweries' 100 % interest in Carlsberg Asia since the joint venture agreement in Asia with Chang Beverages was terminated with accounting effect from 1 July 2003. Results for the first six months were consolidated according to the old structure, while the second half of the year reflects the new structure. The company has operations in China, Hong Kong, Laos, Malaysia, Nepal, Singapore, South Korea, Sri Lanka, Thailand and Vietnam.

Operating revenues for Carlsberg Asia (100 %) totalled DKK 1,290 million, compared with DKK 1,019 million in 2002. Operating profit before goodwill amortisation amounted to DKK 451 million, compared with DKK 467 million in 2002. In spite of increased competition and the spread of SARS in the first half of 2003, volume growth for beer, adjusted for structural changes, was on a par with 2002.

In January 2003, through Carlsberg Hong Kong, Carlsberg Asia acquired all of the share capital in Kumming Huashi Brewery in China. The Dali Brewery was purchased in June. In August Carlsberg Breweries purchased a further 25 % interest in the South-East Asia Brewery and 15 % of the Hue Brewery in Vietnam. The company now owns 60 % and 50 %, respectively, of the two breweries.

Carlsberg intends to strengthen its positions in Asia, and regularly considers further investment in the growing Asian market.


Beer volume by market
Northern and Western Europe 32 %
Central and Eastern Europe 49 %
Asia 19 %

Total volume 81.4 million hectolitres


Volume sold by product group
Beer 79 %
Soft drinks 11 %
Water 7 %
Other 3 %

Total volume 102.6 million hectolitres


Café
COOKIES
med mange
store sjokoladebiter

ORKLA BRANDS

ORKLA BRANDS COMPRISES DETERGENTS, PERSONAL CARE PRODUCTS, CONFECTIONERY, BISCUITS, HOUSEHOLD TEXTILES AND DIETARY SUPPLEMENTS. ORKLA BRANDS ALSO CONTROLS 40 % OF THE SNACKS COMPANY CHIPS SCANDINAVIAN COMPANY. THE COMPANIES HAVE LONG-STANDING AND SOUND TRADITIONS, AND DEVELOP, MANUFACTURE AND MARKET LEADING BRANDED CONSUMER PRODUCTS THAT HAVE A STRONG IDENTITY AND POSITION, BOTH IN TERMS OF CONSUMER LOYALTY AND AMONG RETAILERS. ORKLA BRANDS COMPRISES ORKLA'S MOST ADVERTISING-INTENSIVE AND MARKETING-INTENSIVE PRODUCT GROUPS.


Café
COOKIES

Enjoyment sells; Since they were launched in autumn 2002, Café Cookies have been market leader in the biscuits segment in Norway. The brand accounts for almost 10 % of biscuit sales in Norway and has contributed to strong growth for the category. Café Cookies are also highly successful in Sweden.

The product portfolio includes strong, well-known brands such as Omo (Lilleborg Home and Personal Care), Stratos and Doc (Confectionery), Ballerina and Café Cookies (Biscuits), Möllers Tran cod liver oil (Dietary Supplements), OLW and KiMs (Snacks) and LaMote (Household Textiles). Orkla Brands' strategy is to focus on strong brands, on which it concentrates innovation and market support.

Orkla Brands intends to further develop the Nordic region as its home market and to expand in selected markets in Eastern Europe. 93 % of sales in 2003 took place in the Nordic market. The companies in Orkla Brands mainly hold number one or number two positions in the markets in which they operate. Lilleborg Home and Personal Care has an agreement with Unilever concerning detergents, personal hygiene products and cosmetics for the Norwegian market. The agreement was originally entered into in 1958 and was last renegotiated in 1995. Under the renegotiated agreement, cooperation will continue as before in accordance with the same main business principles until 2014. As of 31 December 2003, Orkla Brands' workforce totalled 2,125 man-years.

Results

Operating revenues for Orkla Brands totalled NOK 4,739 million in 2003, equivalent to underlying[1] growth of 2 %. Several of the companies achieved good sales growth. Operating profit before goodwill amortisation amounted to NOK 929 million, which is a rise of 18 %. All the business areas, except for Lilleborg Home and Personal Care, reported higher profit. Profit growth can primarily be ascribed to higher revenues resulting from good work on innovation and rationalisation gains, particularly in production.

Orkla Brands' focus on innovation resulted in several product launches in 2003, the largest of which was Nidar Favoritter assorted chocolates. Other important launches in the course of the year were the Dove hair care line from Lilleborg Home and Personal Care and Gjende/Brago Caramel from the Biscuits business.

As part of its strategy to become more competitive, Orkla Brands has initiated cost reduction projects in several companies. In 2000 biscuit production was amalgamated in Sweden, thereby laying the foundation for competitive operations. In autumn 2002, moreover, a comprehensive Redesign project was started to ensure efficiency in all areas of the organisation. The project was carried out as planned and generated positive effects in 2003. Active efforts have also been made in the Confectionery business to rationalise its value chain, and this work paid off in 2003. In Household Textiles Sweden, operations were restructured in 2003 to improve profitability. Although these activities have begun to bear fruit, further action will be required to ensure profitable operations.

FOCUS IN 2004

- → **Increase innovation and product development**
- → **Concentrate innovation and marketing activities on major brands and products with significant growth potential**
- → **Strengthen competitiveness through rationalisation programmes**
- → **Achieve profitable operations for Household Textiles Sweden**

[1] Excluding acquisitions and divestments and currency translation effects.


Jif
Skurekluter
engöringswipes
SELV VANSKELIGE FLEKKER
MOT TUFF SMUTS


Dove
MOISTURISING MILK
SHAMPOO
NYHET
fuktighetsgivende melk

Jif (above left) is clearly the strongest cleaning brand on the market. Through frequent, value-adding innovation, Jif is driving development within the "new methods" segment. **Dove** (above right) is one of the biggest brands on the personal care market and has *achieved impressive development* and growth over several years. The launch of the Dove hair care line in 2003 has been successful and further strengthened Dove's position.

Confectionary market (value) Norway


'00
'01
'02
'03
NOK million
2,000
3,000
4,000
5,000
6,000
7,000

Source: ACNielsen

Detergents market/ Personal products market (value) Norway


'99
'00
'01
'02
'03
NOK million
1,000
1,500
2,000
2,500
3,000
3,500
4,000

Source: Estimate based on ACNielsen, GKF and KLF

Lilleborg Home and Personal Care

Operating revenues for Lilleborg Home and Personal Care totalled NOK 1,539 million, down 3 % from 2002. The decline was largely due to increased competition from private labels in the detergent segment. Sales of personal hygiene products and export sales were on a par with 2002. The biggest launches of new products in 2003 were related to the Dove range of hair care products and Adidas. Lower sales and higher purchasing prices due to the weaker Norwegian krone resulted in a slight decline in operating profit before goodwill amortisation compared with 2002. Lilleborg Home and Personal Care's market position fell somewhat in 2003.

Lilleborg Industrial Detergents

Lilleborg Industrial Detergents is Norway's leading total supplier of cleaning and hygiene systems to the professional market. Operating revenues for Lilleborg Industrial Detergents amounted to NOK 346 million, which was 3 % higher than in 2002. This growth is due to both new customers and increased sales to existing customers. Higher profit was achieved than in 2002 as a result of good sales growth. The business slightly improved its market position. Lilleborg Industrial Detergents took over JohnsonDiversey's operations in Norway from 30 December 2003 and will thereby continue to work closely with its international partner. Under a long-term partnership agreement, Lilleborg Industrial Detergents will have full access to JohnsonDiversey's international product range and know-how. The acquisition will not change Lilleborg Industrial Detergents' business model, which also includes operation of the value chain in Norway comprising technical and chemical development departments, production, distribution, marketing and sales.

Confectionery

Operating revenues for Confectionery totalled NOK 1,010 million, up 8 % from 2002. A large part of this increase was related to the most important launch in 2003, Nidar Favoritter. These are bags containing assorted light and dark chocolates as well as well-known branded products such as Stratos, Crispo and Bamsemums. Higher sales, combined with rationalisation projects in the production area and other parts of the value chain, generated good profit growth in 2003. The company's market share was strengthened, and Nidar maintained its position as Norway's leading confectionery supplier.

Biscuits

Operating revenues for the biscuits business amounted to NOK 813 million, equivalent to underlying[1] growth of 7 %. Successful launches boosted sales in both Sweden and Norway. The rise in profit in 2003 is ascribable to the effects of improvement programmes and higher revenues. Market positions were further strengthened in Sweden and Norway.

[1] Excluding acquisitions and divestments and currency translation effects.


NIDAR
FAVORITTER
BAMSE MUMS, Bringebær, Relieff, Crisp, Rekrutt og Sjokoladekaramell


OLW
Toasted
cheez doodles
the CHEEZIER snack.
GBAG 250 G


MÖLLER'S
TRAN
NATURELL
150 år
1854 2004

Snacks market (value)


'99
'00
'01
'02
'03
NOK million 500 1,000 1,500 2,000 2,500
Norway Denmark Sweden
Source: ACNielsen

Biscuits market (value)


'00
'01
'02
'03
NOK million 300 600 900 1,200 1,500
Norway Sweden Finland
Source: ACNielsen

The newspaper Dagens Næringsliv elected **Nidar Favoritter** (above left) Grocery Launch of the Year in 2003. The bags of wrapped pieces of well-known confectionery products and a good mixture of light and dark chocolate were popular among Norwegian customers. Five million bags were sold, amounting to NOK 150 million. **Cheez Doodles** (above centre) are the big favourite on the Norwegian and Swedish snacks markets and hold solid market positions. **Möller's cod liver oil** (above right) came on the market in 1854 and has therefore existed for 150 years, making it one of Norway's oldest branded products.

Snacks

The Chips Scandinavian Company (CSC) is a joint Nordic snacks company, 40 % of which is controlled by Orkla and 60 % by Chips Abp. CSC consists of OLW Sverige AB, KiMs Norge AS and KiMs Danmark A/S. Operating revenues for the snacks business totalled NOK 502 million, equivalent to underlying[1] growth of 5 %. All the companies had higher operating revenues than in 2002, thereby achieving profit growth. CSC strengthened its market position.

Household Textiles

Operating revenues for Household Textiles amounted to NOK 324 million, equivalent to an underlying[1] decline of 10 % compared with 2002. Sales fell in Norway, Sweden and Finland. In Norway, operating revenues were reduced by lower sales of winter items on account of the mild temperatures in the last half of 2003. The decline in sales in Sweden was primarily due to reduced distribution in Axfood and Bergendahls. With effect from year-end 2003, Household Textiles entered into an agreement with ICA in Norway regarding distribution of LaMote's full product range. The agreement also covers the take-over of their own brand LaComfort, which is planned to be phased out in the course of 2004. Profit for Household Textiles was slightly better than in 2002. In the fourth quarter of 2003, measures were implemented to improve business processes and are expected to show effects from 2005.

Dietary Supplements

Operating revenues for Dietary Supplements totalled NOK 215 million, equivalent to underlying[1] growth of 29 % compared with 2002. In addition to sales growth in Norway, exports to Finland in particular increased strongly in 2003. The Dietary Supplements business maintained its dominant position on the Norwegian market.


OMO
ULTRA

Since it was launched in the 1960s, **Omo** has continuously developed to keep pace with changing habits and consumer needs. Omo has been the dominant brand of laundry detergent for several decades.

Net sales by market


Norway 70 %
Other Nordic countries 23 %
Outside Nordic region 7 %

Net sales NOK 4,566 million

Operating revenues by business area


Lilleborg Home and Personal Care 32 %
Lilleborg Industrial Detergents 7 %
Biscuits 17 %
Confectionery 21 %
Snacks 11 %
Household Textiles 7 %
Dietary Supplements 5 %

Total operating revenues NOK 4,739 million


Fredrikstad Blad
Årets avis
rorbu-problem

ORKLA MEDIA

ORKLA MEDIA'S BUSINESS CONCEPT IS TO FOCUS ON ADVERTISING MEDIA WITH STRONG, LONG-TERM MARKET POSITIONS. INVESTMENTS ARE CONCENTRATED ON AREAS IN WHICH THE GROUP CAN ACHIEVE SYNERGY GAINS BY COORDINATING RESOURCES AND COMPETENCE.



Fredriksstad Blad is constantly winning awards. In 2002 it was elected Newspaper of the Year by the Norwegian Media Businesses' Association. In 2003 it continued its success by being voted Company of the Year by the Fredrikstad Chamber of Commerce.

Orkla Media operates in the newspaper, magazine and direct marketing sectors. The Group has activities in Norway, Sweden, Denmark, Poland, Lithuania and Ukraine. The newspaper business in Norway comprises local newspapers with number one positions, which have a aggregate market share of 15 % of national circulation. The Berlingske Group is the largest player on the Danish newspaper market with a 32 % share of the daily market and a 42 % share of the Sunday market. Orkla is a leading player on the Polish newspaper market with a market share of 22.6 %. Through its 50 % interest in Hjemmet Mortensen, Orkla Media is market leader (54 %) on the Norwegian magazine market and fourth largest on the Swedish market. Orkla Media is also a major player in the direct marketing sector with operations in Norway and Sweden. As of 31 December 2003 the Group's workforce totalled 6,410 man-years.

As reflected in the "publishing principles" adopted by Orkla Media, the Group is committed to defending freedom of expression, freedom of the press, freedom of information and fundamental democratic values. Based on these principles, Orkla Media will respect the identity and local tradition of individual publications and, regardless of the publication's basic ideology, will defend and support its freedom and autonomy.

Orkla's newspaper business in Poland, and particularly in Denmark, has faced strongly declining advertising markets in the past three years. Substantial cost cuts have been made to counter the effects of the decline, and the Group has concentrated on further developing its newspaper products. Although there now are signs that the fall in advertising is flattening out, improvement activities will continue with great vigour.

Results

Operating revenues totalled NOK 7,378 million in 2003, equivalent to underlying[1)] growth on a par with 2002. Operating profit before goodwill amortisation amounted to NOK 242 million, compared with NOK 148 million in 2002. This was a rise of 64 %. All business areas reported profit growth compared with 2002. Advertising revenues in Denmark continued to fall, though less than before. The downward trend in circulation figures continued in Poland.

Operational and cost improvements helped generate profit growth in 2003. Orkla Media, A-pressen and Norges Handels- og Sjøfartstidende formed a joint company, in which shares are equally distributed between the three players, to improve their clout on the market for sales of content and monitoring services. Furthermore, Orkla Media, A-pressen and Aftenposten have joined forces to establish Mediapost AS. The new company will market and provide distribution services for media products, thereby ensuring the rapid, reliable distribution of newspapers, magazines and books at competitive rates. Zett, the new digital classified advertising service established by Orkla Media's Norwegian newspaper business and A-pressen, is currently being rolled out. All relevant newspapers will be linked to the service in the first quarter of 2004.

FOCUS IN 2004

- **Continue to implement operational and cost improvements**
- **Initiate measures to increase revenues**
- **Achieve growth through value-creating expansion of core business activities**

[1)] Excluding acquisitions and divestments and currency translation effects.


Torsdag 20. november 2003 / Uke 47 NR. 269
Kurt Asle Ar-


Vestegnen
Lokalavisen for Nørrebro og Nord-Vest
Avis

Operating revenues by sector


Berlingske 45 %
Newspapers Norway 27 %
Newspapers Eastern Europe 11 %
Magazines 10 %
Direct Marketing 7 %

Total operating revenues NOK 7,378 million

Romsdals Budstikke (above) celebrated its 160th anniversary in 2003 and is one of the oldest newspapers in Norway. **Local newspapers** have a strong position in Denmark. Nine out of ten Danes read a local paper (above right).

Berlingske

Operating revenues totalled NOK 3,359 million in 2003, equivalent to an underlying[1] decline of 2 % compared with 2002. Despite the fall in advertising revenues, Berlingske achieved profit growth as a result of cost-cutting measures, lower paper prices and the positive performance of the free newspaper Urban. Advertising revenues dropped 5 % in 2003, while the total market fell by 6 %. The Group's newspapers experienced a decline of around 6 % in weekday circulation figures and around 8 % in Sunday figures. This was 2 percentage points weaker than the total market decline. Ambitions and goals for the business in Denmark remain unchanged, but in view of the continuing uncertainty as regards future market and profit growth, the Group has adopted a conservative approach and as of 31 December 2003 wrote down book goodwill by NOK 712 million to zero.

Advertising revenues continued to fall, although less than before. Berlingske Tidende is encountering aggressive competition in the housing advertisement market, and there is considerable pressure on prices. The "Closer to our Readers" project that has now been completed at Berlingske aimed at increasing the paper's readership and circulation figures. The newspaper's target group has been redefined. In connection with this project, Berlingske Tidende made a number of editorial changes, including publishing several sections in tabloid format. Feedback from advertisers and readers has been favourable so far. B.T. also decided to carry out a major restructuring process that will result in substantial cost savings. Circulation figures were lower than in 2002, but readership figures for Urban continued to increase. In the course of 2004, Berlingske expects to start using the new printing plant established in partnership with its competitor Politiken.

[1] Excluding acquisitions and divestments and currency translation effects.

Newspapers Norway

Operating revenues totalled NOK 1,972 million, equivalent to underlying[1] growth of 3 %. Operating profit before goodwill amortisation increased substantially compared with 2002 due to revenue growth, lower paper prices and the effects of cost-cutting activities.

Advertising volumes for Orkla Media's Norwegian daily newspapers rose 3 %, which was one percentage point higher than total market growth. Circulation figures for Orkla Media's 31 newspapers in Norway were on a par with 2002, but were better than overall market performance.

Several of the Group's newspapers switched to tabloid format in 2003. So far, the response of advertisers and readers has been positive, but it is still too early to draw any final conclusions. Work has begun on implementing new joint systems (advertising, editorial and photo/archive) for all the Norwegian newspapers.

Newspapers Eastern Europe

The newspaper business in Eastern Europe reported operating revenues of NOK 779 million in 2003. In terms of underlying[1] growth, this was on a par with 2002. While advertising revenues declined slightly


RZECZPOSPOL
Środa, 12 listopada 2003 r.
nstytucja europejsk


NYT
hytteliv
Sommerhytta før og etter


OG
Kr.1

Operating margin*


'99 7.4
'00 8.1
'01 3.9
'02 2.1
'03 3.3
% 0 2 4 6 8 10

* Before goodwill amortisation

Breakdown of operating revenues


Berlingske 39 41 20
Newspapers Norway 32 48 20
Newspapers Eastern Europe 45 41 14
Magazines 69 24 7
% 0 20 40 60 80 100
Circulation
Advertising
Other

The Warsaw-based national daily **Rzeczpospolita** (above left) is one of the biggest newspapers in Poland. **Bonytt** (Home News) and **Hytteliv** (Cabin Life) (above centre) are two highly successful special interest magazines that give Norwegian readers plenty of ideas, inspiration, practical advice and information. Celebrity articles sell well. **Her og Nå** (above right) is continuing its success and strengthened its position on the Norwegian magazine market in 2003, selling almost 200,000 copies a week.

from 2002, they were better than total market revenues. Operating profit before goodwill amortisation increased as a result of positive effects of cost-cutting measures and lower paper prices. The Orkla Media Group's newspapers in Poland had a 16 % share of the advertising market. While circulation figures were still negative, they were better than total market figures.

Orkla Press' newspaper operations in Lower Silesia, Poland, were sold for NOK 83 million. The sale resulted in a gain of NOK 53 million, equivalent to a 12 % annual return on invested capital. The newspapers that were sold accounted for 7 % of operating revenues from the business in Poland, but due to their weaker market position their circulation growth and financial performance were weaker than the company's other Polish newspaper companies.

Work has begun on implementing a joint editorial system for all of the Group's newspapers in Poland. Activities have been established to increase revenues, such as the sale of classified advertisements through SMS services and paid digital services for the sale of archive material. As a result of the sale of the newspaper company in Lower Silesia, Orkla Media's newspapers are now second largest in terms of circulation in Poland, accounting for 22.6 % of the circulation market at the end of 2003.

Magazines

The Magazines business reported operating revenues of NOK 768 million in 2003, equivalent to underlying[1] growth of 2 %. Operating profit before goodwill amortisation improved satisfactorily due to a rise in magazine and advertising sales and cost savings.

Hjemmet Mortensen increased its advertising volume by 13 %, while the total market rose 8 %. Its market share, measured in terms of volume, was around 46 %, an improvement compared with 2002.

Hjemmet Mortensen achieved over 3 % growth in circulation, which was on a par with total market growth. The upward trend in circulation figures for the weekly TV/celebrity magazine Her og Nå reported in 2002 continued. A new celebrity magazine, "C!", which is published on a monthly basis, was launched at the end of 2003. The Norwegian Automobile Association (NAF) and the Hjemmet Mortensen company HM Nordic AS are working on plans to establish a new jointly owned company to publish NAF's membership magazine, Motor.

Direct Marketing

Operating revenues for Direct Marketing totalled NOK 505 million in 2003, which was an underlying[1] decline of 3 %, primarily due to a weak IT market. Operating profit before goodwill amortisation was on a par with 2002, largely due to the effect of cost-saving measures. In early 2003 the Swedish business purchased Unimedia AB, thereby strengthening its market position.



CHEMICALS

THE MAIN STRATEGIC PATHS THAT BORREGAARD HAS PURSUED IN RECENT YEARS, FOCUSING ON INCREASED MARKET ORIENTATION, SPECIALISATION AND CONCENTRATION ON GLOBAL NICHE AREAS, HAVE GIVEN THE COMPANY LEADING GLOBAL POSITIONS IN ITS PRIORITY AREAS. SPECIALISATION OF THE PRODUCT PORTFOLIO REDUCES THE IMPACT OF GENERAL ECONOMIC FLUCTUATIONS, HELPS TO RAISE BARRIERS OF ENTRY TO THE MARKET AND STRENGTHENS THE COMPANY'S COMPETITIVENESS. CONTINUOUS INNOVATION AND THE DEVELOPMENT OF NEW PRODUCTS GENERATE ADDED VALUE FOR BORREGAARD'S CUSTOMERS.



Borregaard Synthesis supplies advanced intermediates for pharmaceutical products, while Borregaard ChemCell supplies speciality cellulose that is used as fillers in tablets.

At the beginning of 2004, further action is required to counter the negative trend in Borregaard's markets and operating parameters. Both current and new improvement programmes will be intensified. Through target-oriented management, the programmes will focus on increased value creation, productivity growth and cost savings. Priority will also be given to reducing purchasing costs and use of capital.

Borregaard continues to follow its strategy of increased specialisation in order to achieve higher value creation for its cellulose business. So far, the purchase of the Swiss pulp and wood chemicals company Atisholz in 2002 has not produced the expected financial results. In the short term, the acquisition has increased Borregaard's exposure to the general pulp market, since most of Atisholz' sales are paper pulp qualities, for which there was a weak market in 2003. Specialisation of the cellulose business in Switzerland has proceeded as planned to date, but it will be some time before this has a significant impact on profit. The yeast extract business in Switzerland is being built up, but has not performed as well as expected so far. Future alternatives for optimising this business are currently being evaluated.

In 2003 the expansion of the lignin factory in South Africa was carried out as planned, in terms of both costs and production, and the new capacity is expected to show an effect in 2004. The acquisition of the Austrian company Biotech in January 2004 will further increase the lignin business's production volumes and give it a greater presence in Eastern Europe, thereby strengthening Borregaard's position as a leading global player in the lignin sector. The pace of innovation has also been stepped up, and several interesting new lignin products are currently being developed.

In 2003, steps were taken to adapt the fine chemicals business to the more difficult market situation. The company in Sarpsborg has temporarily closed two production lines. Borregaard sold its shares in the Indian fine chemicals company Suven Life Sciences, but will continue to develop the relationships established with Suven and other fine chemicals companies in the growing fine chemicals industry in India. The profitability of some areas of the fine chemicals business and Denofa is unsatisfactory. Denofa's profitability further deteriorated in 2003, and substantial measures have been implemented to increase earnings.

Macro-economic conditions continued to have a negative impact on Borregaard's results in 2003. Although the Norwegian krone weakened against most currencies, the weakening of the dollar was clearly most significant for Borregaard. The US dollar exchange rate, the global economic situation, market conditions more specifically related to fine chemicals, and the general pulp market will be key factors for Borregaard in 2004. It is also crucial that improvement programmes achieve their targets.

Results

Borregaard's operating revenues totalled NOK 6,048 million in 2003, equivalent to an underlying[1)] decline of 4 %. Operating profit before goodwill amortisation

FOCUS IN 2004

- Continue to specialise, increase the rate of innovation and improve capacity utilisation in the Speciality Chemicals business
- Maintain a strong momentum in improvement activities
- Improve profitability, particularly at Denofa and in parts of the Fine Chemicals business

amounted to NOK 344 million, compared with NOK 537 million in 2002. This decline was primarily ascribable to substantial losses on the purchase, trading and hedging of soya beans in Denofa, low cellulose prices, lower volumes in certain segments and a weak dollar. These effects were partly offset by improvement programmes, tight cost controls and currency hedging.

Speciality Chemicals

Borregaard's speciality chemicals business is based on the company's expertise in utilising the various substances found in timber as raw materials for highly processed products. The speciality chemicals business comprises Borregaard LignoTech and Borregaard ChemCell.

With twelve production plants in eleven countries, Borregaard LignoTech is the world's leading supplier of lignin-based binding and dispersing agents. Operating revenues for Borregaard LignoTech totalled NOK 1,421 million, down 5 % from 2002. Profit was satisfactory, although slightly lower than in 2002. The weak dollar, the international economic slowdown and increased competition affected sales to the construction industry. In the dye-stuffs segment, the market declined temporarily, while the oil sector showed a cautious improvement towards the end of the year. The start-up of the new factory in South Africa has gone as planned, but the strengthening of the South African Rand against the dollar had a negative impact on profit. The factory in Mount Vernon, USA, was closed down due to the earlier loss of a raw material supplier.



Borregaard is the only **vanillin** manufacturer that can supply a full range of vanillin products, based both on lignin from wood and synthetic raw materials.

Borregaard ChemCell is the leading European supplier of speciality cellulose for chemical applications and a global leader for selected applications in the construction industry, pharmaceuticals, cosmetics, food products and personal hygiene products. Borregaard ChemCell reported operating revenues of NOK 1,687 million in 2003, which was on a par with 2002 in terms of underlying[1] growth. The decline in profit is largely due to the continuing general weakness of the pulp market, a sales mix that included a lower proportion of speciality products and a weak dollar. The negative trend was offset somewhat by lower energy and fixed costs.

Fine Chemicals

Borregaard Synthesis is a leading supplier of fine chemicals to niche markets in the pharmaceutical industry, the food manufacturing industry and other selected markets. The business has production plants in Norway, Italy, the USA and China. Operating revenues totalled NOK 836 million in 2003, down 4 % compared with 2002. However, operating profit increased somewhat due to cost reductions and an improved product mix. In 2003, profit from intermediates for the pharmaceutical industry declined slightly as a result of difficult market conditions. The US factory is very exposed in terms of price and competition and an investment programme was carried out in 2003 to upgrade it to the cGMP standard to enable it to produce more advanced intermediates for the pharmaceutical industry. The development of new products has laid claim to much of the capacity of the new pilot plant in Sarpsborg. Strong demand for aroma chemicals (lignin-based and synthethic vanillin and ethyl vanillin) coupled with efficient production, resulted in increased market shares. 2003 was a difficult year for the diphenol business. Higher raw material and energy prices, production problems and a weaker dollar in a highly competitive market were only partially offset by cost reductions.

Ingredients

With production based on marine and vegetable raw materials, Denofa is a leading supplier of oils, fats, proteins and associated products to the Nordic food manufacturing and animal and fish feed industries and to selected other markets.

Denofa's operating revenues totalled NOK 1,654 million, down 5 % compared with 2002. Results were very weak. Substantial non-recurring losses on the purchase, trading and hedging of soya beans, lower industrial crushing margins, lower soya bean trading volumes and lower profit from deliveries of marine oil to the fish feed industry on the Norwegian market had an aggregate negative impact. Extensive cost-cutting measures have been initiated.

Other businesses

Operating revenues from other businesses totalled NOK 432 million, an underlying[1] decline of 9 % compared with 2002. Borregaard Energy reported a marked decline in profit, due to the loss of profit from divested power plants and the fact that the business had a substantial profit from financial power trading in 2002. On account of higher market prices, underlying[1] profit growth was good despite slightly lower production at Borregaard's own power plants.

Borregaard Vafos (mechanical pulp) and Borregaard Hellefoss (book paper) achieved significant profit growth due to increased volumes and higher sales prices for mechanical pulp, higher sales prices for book paper and a favourable productivity and cost performance.

[1] Excluding acquisitions and divestments and currency translation effects.


Return on capital employed
'99
6.8
'00
10.8
'01
13.7
'02
13.1
'03
7.1
%
0
3
6
9
12
15


Total investments*
'99
315
'00
258
'01
347
'02
515
'03
443
NOK million
100
200
300
400
500
600

* Replacement expenditures and environmental investments and expansion investments in own capacity





VSL

Operating revenues by business area



Speciality Chemicals 52 %
Fine Chemicals 14 %
Ingredients 27 %
Other 7 %

Total operating revenues NOK 6,048 million

Net sales by market



Norway 17 %
Other Nordic countries 10 %
Other European countries 41 %
Asia 15 %
America 16 %
Other 1 %

Net sales NOK 5,892 million

Both **Borregaard LignoTech** and **Denofa** supply products that are used in production of fish feed (above left). The most important application for **lignin products** is as additives in concrete (above right).

Products and applications

Speciality Chemicals

Lignin

Dispersing agents for use in concrete, textile dyes, ceramics, crop protection chemicals and oil drilling chemicals. Binding agents for animal feed and briquetting.

Speciality cellulose

Speciality cellulose for products used in the construction and oil industries and in the manufacture of food products, tablets, cosmetics and personal hygiene products, paint, varnish and printing ink. Other cellulose qualities are used in textiles, plastics and paper.

Fine Chemicals

Pharmaceutical products

Intermediates for medicines and X-ray contrast media (diagnostic applications).

Aroma chemicals

Flavourings and fragrances used in food products and cosmetics, raw materials for pharmaceutical products.

Diphenols

Photochemicals, intermediates for aroma chemicals, agrochemicals and pharmaceutical products and applications.

Ingredients

Oils, fats and proteins

The food manufacturing industry, animal and fish feed production and dietary and nutritional supplements.

Other areas

Electric power, book paper, mechanical pulp, silicon carbide.



Denofa has a sourcing programme which guarantees that all its soya is natural and not genetically modified.

Operating profit*



'99 264
'00 465
'01 569
'02 537
'03 344
NOK million 100 200 300 400 500 600

* Before goodwill amortisation

Operating margin*



'99 4.7
'00 6.7
'01 8.6
'02 9.4
'03 5.7
% 0 2 4 6 8 10

* Before goodwill amortisation

FINANCIAL INVESTMENTS

ORKLA MANAGES ONE OF NORWAY'S LARGEST SHARE PORTFOLIOS AND HAS LONG TRADITIONS AS A STOCK MARKET INVESTOR. VALUE CREATION HAS BEEN HIGH OVER TIME, BOTH IN ABSOLUTE TERMS AND IN RELATION TO THE OSLO STOCK EXCHANGE. THE MAIN STRATEGY OF THE FINANCIAL INVESTMENTS DIVISION IS TO HAVE A SKEWED PORTFOLIO WITH LARGE HOLDINGS IN INDIVIDUAL COMPANIES. ORKLA'S INVESTMENT UNIVERSE IS NORDIC, BUT IN SOME CASES INVESTMENTS MAY BE RELATED TO THE GROUP'S ACTIVITIES OUTSIDE THE NORDIC REGION.



FOCUS IN 2004

- Further concentrate the portfolio; fewer, larger investments
- Increase the proportion of investments in selected public companies in other Nordic countries
- Continue to pursue a selective investment strategy with focus on companies with capacity for long-term value creation
- Reduce the proportion of unlisted investments

Market situation

The stock markets bottomed out in early March after around three years of plummeting share prices. For the rest of the year, markets saw a broad-based upturn, which was stronger in Norway than in leading markets abroad. The Oslo Benchmark Index rose 48.4 % in 2003, while the FT World Local Currency index, adjusted for dividends, rose 25.8 %. The US stock market, represented by the S&P 500 index, adjusted for dividends, rose 28.4 %. In the Nordic region, the Swedish market (SBX index) rose 34.6 % and the Danish market (KBXGI index) rose 31.2 %. The rise on the Finnish market, represented by the HEX index, was a more subdued 4.4 %, due to the relatively weak performance of the influential company Nokia.

Markets were first driven by the outcome of the conflict in Iraq and falling risk premiums. Towards the summer, moreover, there were increasingly strong indications that the global economy was about to undergo a geographically synchronised upswing. In the second half of the year, the growth rate was high in the US economy and in a number of Asian countries, where China played a particularly prominent role. The economic situation also showed signs of improvement in Europe, and there was a general rise in raw material prices. Markets were also driven by improved company earnings and low interest rates. Norges Bank followed the central banks in other countries and reduced the sight deposit rate from 6.50 % to 2.25 % during the year. The sight deposit rate was further reduced in January 2004 to 2.00 %. Market liquidity improved due to low interest rates, increased acquisitions and the greater willingness of investors to accept risk.

The extremely expansive economic policy pursued by the USA, with strong financial and monetary stimuli, accelerated growth. However, this policy resulted in increased focus on "the twin deficits" in the US economy, the substantial budget deficit and the current account deficit. The US dollar weakened significantly in relation to both the euro and the yen. The imbalances in the US economy give grounds for uncertainty as regards the strength of further growth.

Growth of NOK 1 (31.12.1982–31.12.2003)


25
20
15
10
5
NOK
'83 '85 '87 '89 '91 '93 '95 '97 '99 '01 '03
Orkla's portfolio
Oslo Stock Exchange
Money Market

Market value and net asset value 1982–2003


20,000
15,000
10,000
5,000
NOK million
'83 '85 '87 '89 '91 '93 '95 '97 '99 '01 '03
Market value
Net asset value

Main shareholdings 31.12.2003

Security	Share of portfolio (%)	Ownership (%)	Market value (NOK million)
Elkem	26 %	39.9 %	3,829
Storebrand	8 %	9.9 %	1,203
DnB NOR	7 %	1.8 %	1,020
Rieber & Søn A	4 %	14.3 %	575
Telenor	4 %	0.7 %	521
Norsk Hydro	4 %	0.5 %	513
Industri Kapital 2000 [1]	3 %	3.6 %	468
Norway Seafoods Holding [1]	3 %	n/a	448
Steen & Strøm	3 %	11.3 %	400
Industri Kapital 1997 [1]	2 %	8.0 %	353
Total	**64 %**		**9,330**

[1] Not listed

The Norwegian mainland economy bottomed out in the first half of 2003. Interest rate cuts and the weakening of the krone against the currencies of Norway's most important trading partners brought some improvement in the operating parameters for mainland industries. Private consumption and business investments are expected to stimulate growth in 2004.

The portfolio

The return on the portfolio was 29.8 % in 2003, while the Oslo Stock Exchange Benchmark Index rose 48.4 %. In the past three years, the return on the portfolio has averaged -2.2 %, whereas the return on the Oslo Stock Exchange Benchmark Index was -4.4 % for the same period.

Net sales of securities totalled NOK 765 million in 2003. The largest net sales were Bergesen for NOK 413 million, Hafslund for NOK 377 million and Lindex for NOK 224 million. The largest net purchases were Telenor for NOK 387 million, SCA for NOK 293 million and Rieber & Søn for NOK 221 million. Net sales of Norwegian listed shares totalled NOK 957 million and net purchases of foreign listed shares totalled NOK 416 million. The proportion of investments outside Norway increased from 30 % to 31 %. The portfolio was further concentrated by reducing the number of shareholdings and increasing the proportion of shares accounted for by the twenty largest investments from 74 % to 79 %. Net sales of unlisted shares totalled NOK 224 million, and the proportion of unlisted shares was reduced from 22 % to 17 %.

Portfolio structure 31.12.2003


Norwegian listed shares 63 %
Foreign listed shares 20 %
Norwegian unlisted shares 6 %
Foreign unlisted shares 11 %

Market value NOK 14,682 million

At the end of 2003, the portfolio had a market value of NOK 14,682 million. The net asset value after tax rose by NOK 3,396 million to NOK 13,636 million, and unrealised gains totalled NOK 2,910 million, equivalent to 20 % of the portfolio's market value. The value-adjusted debt ratio fell from 16.6 % to 8.2 %.

Results

The Financial Investments division achieved pre-tax profit of NOK 1,280 million in 2003, compared with NOK 340 million in 2002. Realised portfolio gains totalled NOK 259 million, in addition to which the sale of the 22.5 % interest in Enskilda Securities yielded a profit of NOK 513 million. Dividends received amounted to NOK 434 million.

Pre-tax profit for the Orkla Finans Group totalled NOK 543 million, compared with NOK 34 million in 2002. This profit includes the above-mentioned gain on the sale of shares in Enskilda Securities.

Pre-tax profit for the real estate section amounted to NOK 24 million, compared with NOK 47 million in 2002. No gains were realised in 2003, contrary to 2002 when realised gains totalled NOK 27 million. The real estate portfolio increased in value, and a site acquired from the Ringnes brewery in Oslo is being developed according to plan.

Pre-tax profit for Borregaard Skoger, which manages Orkla's forest properties, totalled NOK 29 million, compared with NOK 13 million in 2002. Dividends totalling NOK 15 million were received in 2003.

FROM MINING TO GRANDIOSA

HISTORIANS KNUT SOGNER, HARALD ESPELI AND TROND BERGH, WHO ALL WORK AT THE NORWEGIAN SCHOOL OF MANAGEMENT BI, ARE WRITING A BOOK ABOUT ORKLA'S HISTORY FROM ITS EARLY BEGINNINGS UNTIL THE PRESENT DAY. THE BOOK WILL BE PUBLISHED LATER ON IN THIS CENTENARY YEAR. TROND BERGH, WHO IS EDITOR OF THE BOOK, HAS WRITTEN THE FOLLOWING SUMMARY OF SOME OF THE MAIN TRENDS IN ORKLA'S HISTORY.



Some perspectives on Orkla's history
by Trond Bergh

As a company, Orkla can look back on a hundred-year history. But the Orkla Grube-Aktiebolag (Orkla Mining Company) that was founded in December 1904 was based on several centuries of activity at the Løkken Works. Orkla took over and further developed an enterprise that others had established and operated almost without a break since mining at the Løkken field, one of the biggest deposits of chalcopyrite in the world, began in 1654. The new company kept it going for another 83 years, until July 1987. Operating over a time-span of 333 years, the mine was one of the most long-lived, important players in Norwegian mining history, alongside the Kongsberg silver mine (1623–1958) and the Røros copper mine (1644–1977). The winding up of the Løkken Works, which was a process that lasted for several decades, was the starting point for Orkla as we know it today which, in industrial terms, is far removed from the old mining company.

Orkla's history is an interesting example of a company that has pursued long-term stability and continuity and wanted to stick with what it does best, but has also demonstrated its willingness to break with the past, to reinvent itself and become something quite different. Neither the continuity nor the changes came unaided. While it is true that the deposits at Løkken were extremely large and rich, the technical and logistical challenges were numerous and comprehensive. Moreover, the markets for the mine's products were highly sensitive to economic cycles and vulnerable to competition. A long life was not a matter of course for a Norwegian mining company; nor were the changes that followed. In Norwegian and Nordic historical terms, Orkla is one of the few examples of a company that, successfully and in the course of a very few years, has undergone fundamental industrial restructuring. The "new Orkla", which was created in a surprisingly short time from the early 1980s onwards, laid the foundations not only for the company's continued existence but for growth that in size and profitability has few parallels in Norwegian corporate history. It is factors such as these, related to both continuity and change, that make Orkla's history worth studying.

Change and adaptation to new challenges and operating parameters permeate Orkla's entire history. The history of the Løkken mine before Orkla's time was for many years concentrated on extracting copper from the ore. During its most productive period towards the end of the 17th century, the mine produced approximately 2,500 tonnes of copper a year. Not only mining but also smelting took place in the Løkken area. Gradually, the remaining known deposits contained less copper and in the 1840s the history of the Løkken Copper Works appeared to be drawing to a close. Instead of closing down, however, the company managed to reorient its activities towards extracting sulphur from the pyrite. Spurred by rising prices, a sulphur period was introduced to follow the copper period. It was on the basis of this product that the Orkla Grube-Aktiebolag was established in 1904.

The new company's success was not inevitable. Operations at Løkken had been closed down in 1891, partly due to falling prices, which made the mine uncompetitive. Re-starting operations would require a considerable amount of capital and present technological and logistical challenges. A railway would have to be built down to the port in Orkanger and a new foundation would have to be laid for more competitive production. The people who had faith in restarting operations and got the whole thing going again were financier Christian Salvesen, who had bought the Løkken mine in the 1890s through his Orkedals Mining Company, and the versatile industrial entrepreneur Christian Thams, who was the driving force behind the actual establishment of the new company. With the necessary support of Norwegian and foreign interests, the first statutory general meeting was held on 7 December 1904.

There were grounds for a certain amount of optimism because it was highly likely that there would be a strong increase in demand for sulphur, especially from the growing wood processing industry. The new "second industrial revolution" was a fundamental prerequisite for the renaissance that took place in the Norwegian mining industry. However, the company had serious start-up problems. In 1913, concurrently with the discovery that the deposits were significantly larger than first anticipated, the Wallenbergs, a Swedish family of financiers who had been involved since the beginning, took over control of the company, with Marcus Wallenberg as Chairman of the Board. Only from that time onwards did Orkla become a large, profitable company.

The shift of power in 1913 was the introduction to a long period in which Orkla was a "foreign" company. In terms of ownership, this period lasted until 1977, when the Norwegian DnC bank "brought home" the Wallenberg family's shares. The family is unlikely to have considered this transaction particularly problematic at the time, and the Norwegians wanted to take over so that they could continue to develop the company. The foreign shareholders, who had been crucial to the establishment and development of Orkla as a large, important mining company, had become an obstacle. The Wallenberg family's interest in the company had gradually declined over a fairly long period of time and the Norwegian shareholders had gradually taken over more control from the 1930s onwards. Among other things, this "Norwegianisation" was reflected in the appointment, in 1938, of Thorry Kiær as Orkla's first Norwegian Managing Director since the very early years when Christian Thams sat in the MD's chair. Subsequently, in 1942, Norwegian shipowner Thomas Fearnley Jr., succeeded Marcus Wallenberg as Managing Director.

Orkla's golden age as a mining company came in the 1930s, when it was one of the country's biggest industrial enterprises in terms of both turnover and manpower. The 1950s were also a good period, with a high rate of production and sometimes very good profit. This golden age was largely due to strong international demand for sulphur and pyrite. However, Orkla itself had played a decisive role in creating the basis for the company's competitiveness. One crucial factor was that in 1931 Orkla had begun to process the pyrite at the smelting works that were built at the port, Thamshavn. This was possible thanks to "the Orkla process", new smelting technology that had been developed by the company in the 1920s. The company was able to reap considerable benefit from the in-house metallurgical expertise that it had built up. Particularly in the 1950s, it was clear that Orkla would have experienced considerably greater difficulties if it had merely exported unprocessed pyrite.

Towards the end of the 1950s, when it became obvious that Orkla's own smelting was no longer competitive, the situation became considerably more uncertain. Although, thanks to good marketing, Orkla did fairly well throughout the 1960s as a pure exporter of pyrite, this was the beginning of the end for Orkla as a mining company. Downsizing and workforce reductions began. At the same time, Orkla demonstrated considerable determination to find a new basis for continuing operations for as long as there were still exploitable pyrite deposits left at Løkken. As the pyrite market disappeared, in the first half of the 1970s Orkla invested a great deal of time and money in restructuring its mining operations from sulphur to copper and zinc production. This venture was unsuccessful, however. As early as 1975 copper prices fell dramatically, giving rise to serious, market-driven uncertainty about Orkla's future. Despite this, by means of rationalisation, a certain amount of new investment and substantial government support, energetic efforts were made to prolong Orkla's life as a mining company and the Løkken Works as a mining community. Nevertheless, the 1970s marked a turning point. Efforts were initiated to create new jobs in the municipality, and in 1981 Orkla partially broke its ties with Løkken by entering into a 50/50 joint venture with the wholly integrated Finnish


Orkla Grube-Aktiebolag
(Orkla Mining Co. Ltd.)
Thamshavn,
TELEGRAMMER:
ORKLA, THAMSHAVN.



mining company Outokumpu for the mining operations. This provided more freedom to develop the company in new directions.

The question of how Orkla could continue to operate as something other than a mining company had been put on the agenda by the company management as early as the mid-1970s. People were recruited from outside the organisation to concentrate mainly on new projects and restructuring. That is how Jens P. Heyerdahl d.y., who was to head the company for more than twenty years, arrived at Orkla. Some steps had been taken already. In the 1960s Orkla had established itself as a manufacturer of ferrosilicon. One possibility was therefore to seek a future as a serious player in the important Norwegian ferro-alloy industry. However, this ambition was abandoned in the mid-1980s. Around the same time as the mine was closed, Orkla sold its interests in the business (Thamshavn and Bjølvefossen) to Elkem when it proved impossible to achieve the national industrial structure that Orkla believed was necessary for its continued participation.

Its industrial roots had thus been severed, but Orkla had a historical heritage that would prove decisive for the company's future direction. Since the early 1940s, Orkla had invested some of its profit in a selection of Norwegian listed companies, primarily in the industrial sector. Its main purpose had been to acquire new, more stable sources of income to supplement the unstable mining and metallurgical industry that was so vulnerable to economic cycles. In the early 1970s, the share portfolio had a market value of almost NOK 350 million, which made Orkla an important financial investor in a Norwegian context. Parallel with efforts to guide the mining business through the crisis and gradually implement a slow, considerate winding up process at the Løkken Works, the first major step was taken to restructure the company and further develop and professionalize the financial investments business. A centre of investment expertise was built up as a separate profit centre. As before, the financial investments business concentrated on a small number of large shareholdings in selected Norwegian companies and the portfolio was managed on the basis of a long-term perspective – "the major swings". Little trading took place. In the early 1980s, the business was expanded to also include real estate management and financial services.

To a very large extent, it was the financial investments division and the very good results it achieved, despite an especially weak period on the Norwegian stock market, that guaranteed Orkla's profit in the difficult decade 1975-1985. The division became particularly important when the stock market was strongly revitalized after 1983. Moreover, it became an important dynamic centre in the company. As a result of the analytical expertise and market insights provided by the financial investments division, the company built up know-how that came to be extremely important for its new industrial orientation. Equally importantly, the financial investments division gave Orkla an extraordinarily solid financial base and considerable freedom of action to pursue its new course. This laid the foundation for Orkla's diversified dual structure, which in many ways has been the company's chosen hallmark in recent decades.

The idea of becoming a pure investment company was aired but dismissed. However, new industrial orientation was not an easy task in a period when Norwegian business and industry were experiencing difficulties. Many sectors and companies were declining and future growth sectors were not easy to identify. Orkla's initial ventures were not very successful either. Its major investment in the contracting and offshore sector through the acquisition of contractors Høyer Ellefsen and Astrup & Aubert in the early 1980s was unsuccessful as a long-term strategy and ended with Orkla selling out at a good profit and leaving the sector. Acquisitions in the wood processing and power production sector (the Rinde Group) also represented something new, but were not intended to be the main industrial thrust. At the same time the ferro-alloy business was being sold. Industrially, Orkla still lacked any clear direction or any solid foundations in the mid-1980s.

The only new initiative in the early 1980s that was to prove durable and significant was in the media and communications sector. Initially it was defined as a financial investment in cable television and private TV production, but it soon concentrated on old, traditional media such as magazines (Ernst G. Mortensen) and newspapers, Moss Avis being the first newspaper. Although these sectors had rich traditions, this was a radical new path for Orkla. Since it represented commercialisation of a sector that was important from a cultural policy point of view, the newspaper venture was also highly controversial. Primarily, however, this new focus showed that at the beginning of the 1980s Orkla intended to free itself from its industrial past in the cyclically vulnerable, natural resource-based processing industry. This was the beginning of a change in mentality and expertise. The level of ambition was far from modest; in fact it was almost visionary, despite the uncertain prospects. The company that in the mid 1970s had not been among the 200 biggest industrial companies in Norway had by the early 1980s set its sights on becoming one of the leading companies in the country.

The breakthrough in realising this ambition came with the merger with Borregaard in 1986, where Orkla had gradually, and in competition with other companies, acquired a stake of more than 40 %. Initially, this was not an obvious nor uncomplicated step. They were two very different companies and the synergy effects of a merger were not immediately apparent. Borregaard's wood processing business in Sarpsborg did not seem tempting, but by doubting and analysing itself to a positive view of the merger, Orkla made the big industrial transition that has since defined it as an industrial company. Orkla, or Orkla Borregaard as it was called for a few years, became a branded goods company with focus on consumer products, the Borregaard company Denofa-Lilleborg being a particularly important element in terms of both products


ALLES

and expertise. Thorough, analytical Orkla thus demonstrated its willingness to seize the opportunities that presented themselves.

In addition to investing in the consumer goods sector, Orkla maintained its link to the processing industry through the chemicals-oriented company Borregaard and its Sarpsborg factories. Orkla thereby ended up with its current tripartite structure comprising branded consumer goods (including media), chemicals and financial investments. The importance of the merger therefore lay not only in Orkla's increased size but also in its new industrial structure. Many of the old businesses that did not fit into the new structure were sold. Orkla was not to become a conglomerate but to limit its focus to a small number of areas.

The merger created a new platform and Orkla's ambitions were to continue to grow from this new base. The first major new step was taken in 1991 with another important merger, this time with Nora Industrier, one of the biggest consumer goods companies in the country. Orkla thereby significantly strengthened its position in the Norwegian consumer goods sector. The merger with Nora was also important as it was the beginning of further internationalisation of the company. The merger gave Orkla sufficient size and financial strength for targeted international expansion after the growth potential in important areas in Norway began to be fully exploited. Up this point, Orkla's branded consumer goods business had been conspicuously limited to the Norwegian market in terms of both production and sales. At about the same time, Orkla also embarked on further internationalisation of its chemicals business.

In the 1990s, Orkla's internationalisation in the branded consumer goods sector originally had a Nordic horizon. The big step in this area came with two agreements with Volvo, concerning the acquisition of Volvo's food and beverages operations (Procordia Food, Abba Seafood and Pripps) in 1995 and 1997. Orkla became by far the biggest manufacturer of a wide range of grocery products in the Nordic area. With the takeover of Pripps, Orkla also gained its first foothold in the consumer goods sector in Eastern Europe, with a 50 % stake in Baltic Beverages Holding (BBH). The company's international orientation was further strengthened in 2001 when Orkla and Carlsberg A/S merged their brewery activities in the newly-established company Carlsberg Breweries, in which Orkla had a 40 % stake.

The media business, which for a short period after the merger with Nora was not defined as a main area of focus, was also strongly internationalised with the acquisition of newspapers in Poland and especially the takeover of Det Berlingske Officin, Denmark's biggest newspaper group, in 2000. Apart from this, the company also expanded strongly in Norway by acquiring a number of local and regional newspapers. In the 1990s Orkla became one of the country's biggest media groups.

The financial investments division was also further developed and, to a certain extent, internationalised, although not as much as the other areas. Its relative position in the company changed little in the 1990s and its earnings were excellent. The financial investments division was not to have the fundamental, decisive role it had held until the mid-1980s, when Orkla was having problems on the industrial front, and it appears to have been given less priority recently.

Today, Orkla's thrust, both national and international, from the mid-1980s onwards appears to have been successful. In some cases, it has been extremely profitable and substantial value has been created. The reasons for this success must naturally be one of the main themes in an account of Orkla's recent history. One important aspect of Orkla's success is its dual nature, as both an industrial company and an investment company. Among other things, this duality appears to have been very important, in both financial and analytical terms, for the acquisitions and mergers that have been Orkla's most important means of achieving the growth and size that are necessary for success and profitability.

Another aspect is the historically-based organisational and corporate culture, which has been actively and purposefully developed at Orkla since the mid-1980s and has been linked to concepts and qualities such as expertise, adaptability, patience and a long-term approach. One of Orkla's strong points is said to be its ability to achieve efficient operations, throrough planning and follow-up of new acquisitions, expansion with structural refinements, specialisation and competitive market positioning, and continuous product development. The decentralised corporate model and simple form of governance, which replaced the old, strongly centralised management style of the mining company, must also be included in an explanation of Orkla's success. The same applies to the influence of individuals and the central management team.

Despite its obvious success, Orkla's situation and development are not uncontroversial. In recent years, there has been unrest in connection with Orkla's management, which may be rooted in alternative views of the company's structure and future development. In many ways, and Orkla believes this itself, Orkla has "gone against the flow" in Norwegian business life. Orkla has often been and done the opposite of what is usual and expected. This approach can give rise to both admiration and criticism. Hopefully history can tell whether or not Orkla should continue to follow its own paths as they have now been defined.

CORPORATE GOVERNANCE AT ORKLA

BY OBSERVING THE PRINCIPLES OF GOOD CORPORATE GOVERNANCE, ORKLA ENSURES A SOUND FOUNDATION FOR THE MAXIMUM CREATION OF SUSTAINABLE VALUE, IN THE BEST INTERESTS OF ITS SHAREHOLDERS, EMPLOYEES, OTHER INTERESTED PARTIES AND SOCIETY AT LARGE. THESE PRINCIPLES ARE FOUNDED ON AND UNDERPIN A SOUND CORPORATE CULTURE BASED ON A LONG-TERM APPROACH AND THE OBJECTIVE OF VALUE CREATION. THROUGH EMPHASIS ON OPENNESS, TRANSPARENCY, ACCOUNTABILITY, EQUAL TREATMENT AND A LONG-TERM PERSPECTIVE, THE PURSUIT OF THESE PRINCIPLES WILL SUSTAIN CONFIDENCE IN ORKLA, BOTH EXTERNALLY AND INTERNALLY.

Accounting

Orkla strives to present its accounts and financial reports in a way that inspires investor confidence.

Orkla's accounting procedures are highly transparent and in accordance with good accounting practices in Norway. In general, Norwegian accounting practices correspond closely with International Accounting Standards (IAS). A detailed explanation of the Group's accounting principles may be found on pages 15–17.

Incentive system

Orkla has an incentive system for managers based on their contribution to the Group's performance in terms of Economic Value Added (EVA). It is a long-term scheme, since the bonus is paid out over a fairly long period after it has been earned (bonus bank schemes). The EVA concept is described in detail on pages 73–74 of the annual report for 2001. In addition, approximately 100 managers have option programmes linked to the performance of the Orkla share. A detailed description may be found in note 3 "Payroll expenses" to the Group accounts.

The Orkla share

Orkla has one class of share and each share entitles the holder to one vote.

Further information about voting rights, shareholders and shareholdings is provided in the article "Shares and shareholders" on pages 75–77. The article also contains practical information about the General Meeting and notice of attendance at the meeting.

Corporate governance and elections

Orkla's system of corporate governance is based on treating all shareholders equally, having independent and competent people in the Group's governing bodies and ensuring that the Group's accounts are audited by qualified and fully independent auditors.

Orkla's shareholders exercise the highest authority in the Group through the General Meeting. The General Meeting elects fourteen members of the Corporate Assembly on the basis of a recommendation from the General Meeting's Election Committee. In addition to this, in accordance with the current corporate democracy arrangement, the

How Orkla's governing bodies are elected

Employees of Orkla companies		General Meeting
Elected in accordance with the Orkla Group's corporate democracy arrangement		Elected on the basis of a recommendation from the General Meeting's Election Committee
7 employee-elected members	**Corporate Assembly**	14 shareholder-elected members
Elected in accordance with the Orkla Group's corporate democracy arrangement		Elected on the basis of a recommendation from the Corporate Assembly's Election Committee
3 employee-elected members 2 employee-elected observers	**Board of Directors**	7 shareholder-elected members

The entire Corporate Assembly appoints the Chairman of the Board

Group's employees elect seven employee-elected members of the Corporate Assembly.

By law, the Corporate Assembly has controlling and oversight responsibilities in relation to the company and the Board of Directors, and normally meets three times a year. The shareholder-elected members of the Corporate Assembly elect the seven shareholder-elected members of the Board of Directors on the basis of a recommendation from the Corporate Assembly's Election Committee. Shareholder-elected board members must be shareholders in the company. The Group's employees elect three employee-elected members of the Board of Directors and two observers in line with the current corporate democracy arrangement. The Corporate Assembly determines the remuneration that is paid to members of the Board of Directors.

The Board of Directors

The responsibilities of the Board of Directors are laid down in Norwegian law and concern the overall management and oversight of the company. The members of Orkla ASA's Board of Directors collectively possess experience and expertise that are of benefit to the Group. The shareholder-elected members' independence of the Group is reflected in the fact that members seldom have to disqualify themselves from dealing with specific matters at Orkla Board meetings. Members of Orkla's management are not members of the Board of Directors. The Board discusses and determines the organisation and performance of its functions at regular intervals. Each year, the Board also establishes a specific schedule of meetings and a work plan. This plan covers strategic planning, other matters relating to development, and monitoring activities. Nine meetings, one lasting a day and a half, were scheduled in the Board's plan of work for 2003. The Board held an additional five meetings, making a total of 14 meetings in 2003. For further details of the Board's work in 2003, reference is made to the Report of the Board of Directors. The Board has a permanent Remuneration Committee that makes recommendations to the Board concerning terms and conditions for the Group President and CEO and oversees the general conditions for other senior employees of the Group. The Board assesses the performance of the Group President and CEO once a year, and regularly discusses how the Board can contribute towards optimising value growth for the Orkla Group. All board meetings have been well attended.

The members of the Board of Directors are presented on page 78.

Management and organisation

Orkla's management system is based on an uncomplicated organisational structure with few decision-making levels and a limited number of large business areas gathered under a single management. The Orkla Group's organisation chart may be found on page 2. Operations are managed on the basis of clearly defined development targets for the individual business areas. Orkla seeks to delegate management authority to the greatest possible extent, while making active use of relatively detailed control and monitoring systems to ensure that variances from the set targets can be identified and corrected at an early stage. Extensive, systematic efforts are made to promote the exchange of best practices between business areas.

Close cooperation with the Group's elected union representatives, both through formal cooperation bodies and through consultation in day-to-day operations, is an integral part of Orkla's management method. A description of Orkla's system of corporate democracy may be found on page 79.

Auditor

In 2002, Orkla issued an invitation to tender for the contract as Orkla's external auditor and an auditor was elected by the General Meeting on 30 April 2003. It is Orkla's policy not to give substantial consultancy contracts to its own auditor. In 2003 the Board of Directors discussed the Group's audit system, and determined the way in which external and internal auditors are to report to the Board in future.

Market communication

Orkla strives to communicate openly with the market.

In many respects, the Orkla Group's annual and quarterly reports contain more detail than is usually given by comparable companies, and provide relatively comprehensive information about the various aspects of the Group's operations. The Group always ensures that all parties are treated in the same way in terms of their access to all financial information. A description of the Group's investor relations activities may be found in the article "Shares and shareholders" on pages 75–77.

Articles of Association

Orkla's Articles of Association may be found on Orkla's website, **www.orkla.com**

ORKLA AND SOCIETY

ORKLA IS COMMITTED TO CONDUCTING ITS AFFAIRS IN AN ETHICAL, RESPONSIBLE AND HONEST MANNER AT ALL LEVELS, APPLYING STRINGENT QUALITY STANDARDS AND WITH DUE REGARD FOR THE GROUP'S IMPACT ON THE ENVIRONMENT AND ON SOCIETY IN GENERAL. IN THE YEARS AHEAD, ORKLA WILL CONTINUE TO DEVELOP ITS ACTIVITIES AND REPORTING IN THIS FIELD.

Employees

Orkla wishes to offer stimulating, challenging work responsibilities to all its employees and to be perceived as an attractive employer. The Group focuses on upgrading relevant skills and promoting the further development of individual employees by providing extensive in-house training and targeted measures to develop professional skills and career paths. Each employee must be offered competitive conditions, the opportunity to influence his or her own work situation, and the possibility of participating in the development of a good working environment. Orkla gives priority to internal recruitment when job opportunities arise.

Orkla encourages its employees to become co-owners of their own company by participating in a multi-year share purchase programme. The programme has gradually been expanded to cover employees in eight countries.

Customers and consumers

Customers and consumers must feel confident when they buy Orkla products, both about the origin and quality of the product and about its effects on human beings and the environment. Orkla aims to be an efficient, competent supplier that maintains close relations with its customers. Orkla seeks to supply high-quality products that are innovative and safe and have a high utility value. Food safety is a prime concern for Orkla, and work is in progress to establish a special food safety standard that will apply to all the food manufacturing companies in the Group.

Suppliers and business partners

Orkla also seeks to build close, co-operative relations with its suppliers. By imposing stringent standards, Orkla helps to ensure that products and ingredients at all levels are manufactured safely and in a ethically acceptable manner. This means that Orkla must take food safety and product safety, as well as labour rights, human rights, social conditions and environmental issues, into consideration when choosing suppliers and business partners for its companies. The food safety standard mentioned above is being drawn up in cooperation with customers and suppliers.

Shareholders

Orkla seeks to provide shareholders with a better return over time than the average stock market return. This is to be achieved within a corporate framework, including the Group's business methods, accounting, incentive system and reward schemes, that emphasises the long-term view and ensures that shareholders can have confidence in the company. This confidence will be built through good corporate governance with emphasis on openness, transparency, accountability, equal treatment and a long-term perspective. The very foundation for good corporate governance is a sound corporate culture, supplemented by adequate operational control systems.

Further information on the promotion and status of good corporate governance at Orkla may be found in the Report of the Board of Directors and in an article on pages 72–73.

Society at large

Orkla makes its most important contribution to society at large and to the local communities in which the Group operates by developing efficient, profitable and competitive businesses, thereby generating jobs, expertise, tax revenues and products that meet society's needs.

Orkla also seeks, through suitable forums and organisations, to promote sound business practices in business and industry and to foster value creation in society in general.

The Internet is the primary channel for regularly updated information on Orkla's activities in this field. Read more about Orkla and society at **www.orkla.com**

ORKLA AND THE ENVIRONMENT

Orkla regards respect and responsibility for the environment, coupled with focus on ensuring sustainable development, as an important part of its social responsibility. This is also a prerequisite for future profitable growth.

Orkla's environmental policy emphasises the importance of optimal utilisation of resources and environmental awareness at all levels. Orkla is committed to addressing environmental concerns throughout the value chain, from the production of raw materials to customers' and consumers' use of finished products. Adverse environmental effects for which the Group is responsible, will be reduced through effective, long-term solutions. Orkla will pursue a policy of openness and active dialogue in its environmental efforts. Each business area sets its own environmental objectives, establishes systems and control procedures and is responsible for implementation and reporting.

Orkla's environmental reports may be found on
www.orkla.com/environment

SHARES AND SHAREHOLDERS



Shareholder and dividend policy

Orkla's goal is to deliver competitive returns to its shareholders over time in the form of a combination of dividends and a rise in the share price. Shareholders should have a steady, stable increase in dividends, provided that the underlying development of the business is satisfactory. Orkla pursues a policy in which the interests of the existing shareholders are paramount. In the past three years, Orkla has paid an average ordinary dividend equivalent to 39.4 % of earnings per share.

Creating shareholder value

Orkla shareholders have had a good return on their investment over time. In the period from 1 January 1994 to 31 December 2003, the annual return has averaged 10.7 %, compared with an average annual return of 6.3 % for the Oslo Stock Exchange. In 2003 the price of the Orkla share (excluding dividends) rose 26.3 %. Including dividends, the return to Orkla shareholders was 29.9 %, while the Oslo Stock Exchange Benchmark Index rose 48.4 % in the same period.

Average annual return

	1989–2003	1994–2003	1999–2003
Orkla share (dividend re-invested*)	14.4 %	10.7 %	9.8 %
Oslo Stock Exchange Benchmark Index	8.3 %	6.3 %	3.9 %

* Dividend re-invested on the first day of trading after Orkla's General Meeting.

Orkla share price 2003

NOK	
Close at 30 December 2002	118.00
High	156.00
Low	89.50
Close at 30 December 2003	149.00

As of 31 December 2002, the Orkla share was quoted at NOK 149.00. This represented a market capitalisation value of NOK 30.7 billion, which was NOK 6.1 billion higher than on 31 December 2002.

For 2003 the Board of Directors proposes paying a dividend of NOK 29.00 per share. This dividend consists of an ordinary dividend of NOK 4.00, compared with NOK 3.40 in 2002, and an additional dividend of NOK 25.00. The latter is a consequence of the sale of Orkla's shareholding in Carlsberg Breweries and is also a gesture to mark the Group's 350th anniversary. The dividend will be paid on 19 May 2004 to shareholders of record on the date of the Annual General Meeting.

Trading in the Orkla share

The Orkla share is listed on the Oslo Stock Exchange and traded under the ticker code ORK. All shares have equal rights and are freely transferable. Orkla is one of the largest companies listed on the Oslo Stock Exchange, and accounted for approximately 9.7 % of the Oslo Stock Exchange Benchmark Index at the end of 2003. The Orkla share may also be traded through Orkla's Level-1 ADR-programme in the USA.

A total of 699 million Orkla shares were registered by the Norwegian Central Securities Depository as transferred in 2003, equivalent to 3.2 times the number of shares outstanding. This is about 10 % higher than the volume transferred in 2002. The value of Orkla shares traded on the Oslo Stock Exchange amounted to NOK 19.7 billion, equivalent to 3.6 % of the Exchange's total turnover. An average of 0.64 million Orkla shares were traded daily in 2003.

Call and put options and forwards with the Orkla share as the underlying share are listed on the Oslo Stock Exchange. Due to cooperation on stock exchange and clearing operations between the Oslo Stock

Share price performance 31.12.1993–31.12.2003


3.0
2.5
2.0
1.5
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
Orkla
OSE Index (TOTX 1994–2001, OSEBX 2002–2003)
Index 31.12.1993 = 1

Share price performance 2003


1.5
1.2
0.9
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec
Orkla
Oslo Stock Exchange Benchmark Index
Index 1.1.2003 = 1

Exchange, OM Stockholm and OMLX London, options are also available on these markets.

Shareholder structure

As of 31 December 2003, Orkla had 36,553 shareholders, compared with 37,867 the year before. At year-end, 42.7 % of the shares were owned by foreign investors, compared with 41.2 % on 1 January 2002. A number of Nordic and some international brokerage houses follow the Orkla share. A list of brokerage houses and analysts that regularly keep track of Orkla ASA's financial performance may be found on Orkla's website.

Voting rights and ownership

Orkla has one class of share, and each share carries one vote and has a par value of NOK 6.25. The voting right for a transferred share may be exercised when the transfer has been recorded by the Norwegian Central Securities Depository within the time limit for giving notice of attendance at the Annual General Meeting. Under Norwegian law, only shares that are registered in the name of the shareholder may be voted. If the shareholder is unable to attend the General Meeting and vote in person, he or she may vote by proxy. Notice of attendance at the General Meeting must be received by Orkla no later than 3.00 p.m. on 26 April 2004.

The twenty largest shareholders on 31.12.2003

Shareholders	Total shares	% of capital
Folketrygdfondet	24,880,850	11.6 %
Capital Research c/o JPM Chase[1]	18,359,714	8.6 %
Canica[2]	16,434,171	7.7 %
Franklin Mutual Advisers c/o Bank of N.Y.	12,837,071	6.0 %
Storebrand[3]	11,031,696	5.2 %
JP Morgan Chase Bank (NOM)	10,880,158	5.1 %
State Street Bank (NOM)	9,494,724	4.4 %
Orkla[3]	7,720,183	3.6 %
DnB NOR[2]	5,997,250	2.8 %
DnB Investor/Avanse Forvaltning	5,376,138	2.5 %
Hermes Focus Asset Management	3,956,527	1.8 %
Goldman Sachs	3,007,129	1.4 %
Morgan Stanley & Co (NOM)	2,535,352	1.2 %
Oslo Pensjonsforsikring	2,376,800	1.1 %
The Northern Trust Co (NOM)	2,331,035	1.1 %
Mellon Bank (NOM)	2,254,572	1.1 %
Fidelity Investments[4]	1,881,129	0.9 %
Pictet & Cie Banquiers (NOM)	1,878,955	0.9 %
Handelsbanken Helsinki (NOM)	1,785,433	0.8 %
Nordea Fondene	1,634,875	0.8 %
Total	146,653,762	68.6 %
Total all shares	213,909,416	100.0 %

[1] On 7 February 2002 Capital Research flagged an interest of 10.01 % (equivalent to 10.26 % after amortisation in 2002 and 2003).
[2] Consisting of several legal entities in the same group.
[3] Shares owned by Orkla carry no voting rights. 2,392,250 shares were amortised in August 2003.
[4] On 16 October 2003 Fidelity Investments reported that their total holding on behalf of investors amounted to 10,648,895 shares.

Issue of shares

The Board of Directors holds an authorisation, granted on 30 April 2003 and valid until the Ordinary General Meeting in 2005, but not later than 30 April 2005, to increase share capital by means of new share subscriptions by a total value of up to NOK 90,000,000 divided between a maximum of 14,400,000 shares, each with a par value of NOK 6.25. The authorisation may be utilised for one or more share issues. The authorisation has been granted regularly at previous General Meetings, but has not yet been utilised.

Reduction of capital through redemption of shares

On 30 April 2003, the General Meeting adopted a resolution to reduce the company's share capital by NOK 14,951,562.50 by redeeming (amortising) 2,392,250 shares owned by Orkla ASA in accordance with the provisions of the Public Limited Companies Act. The number of shares in the company was thereby reduced from 216,301,666 to 213,909,416. The number of shares that were amortised was equivalent to the Group's own shareholding as of 31 December 2002 which could be amortised without tax effect.

Own shares

On 30 April 2003, the General Meeting adopted a resolution authorising the Board of Directors, until 2 November 2004, to acquire shares in Orkla ASA up to a maximum of 14,000,000 shares. In the course of 2003, Orkla purchased a total of 2,308,251 shares in Orkla ASA, equivalent to 1.1 % of outstanding shares. Buy-backs equivalent to 0.4 % and 1.2 % of outstanding shares were made in 2001 and 2002.

In connection with the employee share purchase programmes, Orkla transferred a total of 201,100 shares in Orkla ASA to employees in 2003.

Shares by size of shareholding on 31.12.2003

No. of shares	No. of shareholders	% of capital
1-100	14,266	0.3 %
101-1,000	17,466	2.9 %
1,001-10,000	4,109	5.3 %
10,001-100,000	533	7.3 %
100,001-500,000	119	12.0 %
Over 500,000	60	72.2 %

Ordinary dividend per share



'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03*
NOK 0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0

* Proposed additional dividend of NOK 25.00

Ownership by foreign investors



50
40
30
20
10
%
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
Votes
Capital

Market capitalisation 31.12.1982–31.12.2003



40,000
30,000
20,000
10,000
NOK million
'83
'85
'87
'89
'91
'93
'95
'97
'99
'01
'03

At year-end, after these transactions and the amortisation described on previous page, the Orkla Group owned a total of 7,720,183 shares (3.6 %) in Orkla ASA, of which Orkla ASA owned 2,107,151 shares.

At the General Meeting on 29 April 2004, the Board of Directors will present a proposal to amortise 1,607,151 of the company's own shares. The Board has found it appropriate for the company to retain 500,000 shares in order to be able to fulfil its commitments under the current incentive system and employee share purchase programme.

Furthermore, at the General Meeting, the Board will propose renewing the Board's authorisation to purchase own shares. The authorisation will be exercised to the extent that the Board of Directors deems the buy-back of Orkla shares to be advantageous for the company's shareholders at any given time.

Employee share purchase programme

To encourage employees to make a long-term commitment to Orkla, in autumn 2003 all employees in Norway, Sweden, Denmark, Finland, Austria, Switzerland, Poland and the USA were offered an opportunity to purchase up to 100 shares each in Orkla ASA at a 20 % discount. Orkla employees purchased a total of 201,100 shares in Orkla ASA at a discounted price of NOK 122.40, based on the market price of NOK 153.00 on 7 November 2003. The Group aims to continue this programme in the years ahead.

The Orkla Group has had a cash bonus programme for management staff under which the amount of the bonus was linked to the Orkla share price. In 2003, the Board of Directors of Orkla ASA decided to replace significant parts of the cash bonus programme with a share option plan, under which each manager will in future be entitled to buy a number of Orkla shares at a specified exercise price. At year-end, approximately 100 management staff were participating in the plan. Reference is otherwise made to note 3 "Payroll Expenses" to the Group Accounts.

RISK regulation

Under Norwegian tax law, when calculating gains on the sale of assets, company shareholders who are liable to tax in Norway must adjust the historical cost price of the shares upwards or downwards by the RISK amount, which is equivalent to the tax-related profit or loss after taxes and dividends. In this way, shareholders avoid double taxation of the gain that is related to the retention of previously taxed profits. The RISK amount for 2002 was NOK 7.17 per share, and the corresponding amount for 2003 is provisionally estimated to be NOK -20.67 per share. The final RISK amount for 2003 will be available after 1 January 2005. Shareholders who are not liable to tax in Norway are not affected by the Norwegian RISK rules. See note 14 "Changes in equity over the last 5 years" to the Group Accounts for an explanation of the RISK calculation for Orkla ASA's shareholders.

Investor relations

Communication with shareholders, investors and analysts, both in Norway and abroad, is a priority for Orkla. The Group's objective is to ensure that financial markets have sufficient information about the company to be certain that pricing reflects underlying values. Orkla arranges regular presentations in the main financial centres in Europe and the USA, in addition to holding meetings with investors and analysts. Important events affecting the Group are reported immediately.

A primary goal of Orkla's investor relations activities is to create confidence by ensuring that all players have equal access to financial information.

www.orkla.com

Orkla publishes all financial information on its own home page. Presentations, quarterly reports, annual reports, other financial information, notices to the stock exchange and press releases are posted on Orkla's home page as and when they are made public.

Investors may contact the following persons

	Telephone	e-mail
Rune Helland	+47 22 54 44 11	rune.helland@orkla.no
Siv Merethe Skorpen	+47 22 54 44 55	siv.merethe.skorpen@orkla.no

Financial calendar 2004

29 Apr Ordinary General Meeting
30 Apr Shares quoted excluding dividend
6 May First quarter report published
19 May Dividend paid out
12 Aug Second quarter report published
4 Nov Third quarter report published

All dates subject to change.

Average number of shares outstanding, fully diluted[1]

	2003	2002	2001	2000	1999
Average no. of shares issued	**215,404,572**	218,142,085	219,246,336	219,246,336	218,792,545
Average no. of own shares[2]	**-8,891,778**	-8,603,661	-7,875,710	-7,758,821	-6,966,965
Average no. of externally owned shares	**206,512,794**	209,538,424	211,370,626	211,487,515	211,825,580
Convertible bonds[3]	-	-	-	-	9,796,839
Own convertible bonds[3]	-	-	-	-	-9,769,784
Employee share option programmes, average number[4]	-	-	-	-	10,000
Estimated anti-dilution effect	-	-	-	-	-3,117
Average number of externally owned shares, fully diluted	**206,512,794**	209,538,424	211,370,626	211,487,515	211,859,518
Share price applied when estimating anti-dilution effect (NOK):	-	-	-	-	108

[1]Adjusted for rights issue in connection with amalgamation of A and B shares
[2]80 % of the shares owned by Oktav Invest are included in the period from 1999-2000.
[3]Upon expiry on 31.12.1999 the bonds were not converted into shares. Orkla ASA paid compensation to external bearers equivalent to the amount they would have received if the loan had been converted.
[4]In 2003 Orkla issued a total of 2,040,500 options to management staff. These were never "in the money" during the year and thus had no diluting effect. The options were issued as a replacement for corresponding cash bonuses, which were discontinued at the same time.

THE BOARD OF DIRECTORS OF ORKLA ASA

Shareholder-elected members of the Board of Directors



Johan Fr. Odfjell
Business economist, MBA (Harvard University). First elected to the Board in 2002 and up for re-election in 2004. CEO of the Vesta Group 1986–94. Thereafter independent investment adviser and consultant. Chairman of the Board of NERA ASA, Star Shipping A/S and UMOE ASA and member of three smaller limited companies and two foundations. Mr Odfjell and persons closely associated with Mr Odfjell own 10,000 shares in Orkla ASA.



Kjell E. Almskog
Business economist, MBA (University of Kansas), Advanced Management Program (Harvard). First elected to the Board in 2000 and up for re-election in 2004. President and CEO of ABB Norway from 1986, subsequently Deputy CEO of the ABB Group, Zurich, and head of ABB's Oil and Gas Division. President and CEO of Kværner ASA 1998–2001. Member of the Board of Kitron ASA.
Mr Almskog and persons closely associated with Mr Almskog own 500 shares in Orkla ASA.



Svein S. Jacobsen
Business economist and state-authorized public accountant (Norwegian School of Economics and Business Administration). First elected to the Board in 2000 and up for re-election in 2005. Director of Finance at Tomra Systems 1984–1988, CEO of Tomra 1988–1996. Thereafter, member of the Board of Norwegian and foreign companies. Chairman of the Board of the Norwegian companies Expert, Ideas, EFD and Vensafe and of the Belgian company Zenitel, and member of the Board of Tomra and InFocus Inc. (USA). Mr Jacobsen has also held important posts in and carried out assignments for Norwegian élite sport.
Mr Jacobsen and persons closely associated with Mr Jacobsen own 10,000 shares in Orkla ASA.



Anne Birgitte Lundholt
Degree in political science (Cand.Scient.Pol) from Århus University and diploma (HD) from the Copenhagen Business School. First elected to the Board in 2002 and up for re-election in 2004. Up to 1989, various posts in Danish companies and business organisations. Minister of Business Affairs and Energy 1989–93, member of the Danish parliament from 1990–1997. CEO of Danske Slagterier (Danish Slaughterhouses). Member of the Board of Chr. Hansen A/S.
Ms Lundholt and persons closely associated with Ms Lundholt own 360 shares in Orkla ASA.



Åse Aulie Michelet
Degree in pharmacy (Cand.pharm.), studied in Oslo and Zurich. First elected to the Board in 2001 and up for re-election in 2005. Various posts in the fields of research, production and marketing at Nycomed, subsequently Nycomed Amersham, from 1979. CEO of Amersham Health AS from 1999 and responsible for Amersham Health's global production. Member of the Board of Eksportfinans ASA.
Ms Michelet and persons closely associated with Ms Michelet own 500 shares in Orkla ASA.



Peter Ruzicka
Business economist, MBA (Oslo School of Business Administration) First elected to the Board in 2003 and up for re-election in 2004. Up to 1993, first company secretary in Hagen Gruppen AS. and later marketing manager Rimi. Managing Director of RIMI Norge AS 1993–1995. Managing Director Hakon Gruppen AS 1995–2000. Also deputy CEO ICA AB 1998–2000. Thereafter President & CEO Ahold Czech Republic & Slovak Republic 2000–2003. Managing Director Jernia ASA. Member of internal boards at Jernia.
Mr Ruzicka and persons closely associated with Mr Ruzicka own 500 shares of Orkla ASA.



Christen Sveaas
Economist (Lic.oec.) St. Gallen.
First elected to the Board in 2000 and up for re-election in 2005. Owner and Chairman of the Board of Kistefos AS, Kistefos Træsliberi AS and AS Holding. Member of the Board of Stolt-Nielsen SA and Hemoe-Cue AB, Senior Advisor at EQT Scandinavia and EQT Northern Europe Ltd., Member of the Committee of Shareholders' Representatives of Storebrand ASA. Member of the Dean's Council, John F. Kennedy School of Government, Harvard University.
Mr Sveaas personally owns 50,777 shares in Orkla ASA and has options to buy 3,600,000 shares. His wholly-owned company Kistefos also has a futures contract for the purchase of 1,339,000 shares.

Employee-elected members of the Board of Directors



Stein Stugu
Chief trade union representative in the Orkla Group. Head of Orkla's International Committee of Union Representatives. First elected to the Board in 1994 and up for re-election in 2004.
Mr Stugu and persons closely associated with Mr Stugu own 448 shares in Orkla ASA.



Jonny Bengtsson
Trade union representative at Procordia Food (Orkla Foods, Sweden). First elected to the Board in 1995 and up for re-election in 2004. Procordia Food's representative in the Swedish food workers' federation, Livs.
Mr Bengtsson and persons closely associated with Mr Bengtsson own no shares in Orkla ASA.



Arvid Strand
Trade union representative at Ringnes AS, head of Orkla's Committee of Representatives of Non-Manual Workers.First elected to the Board in 1998 and up for re-election in 2004.
Mr Strand and persons closely associated with Mr Strand own 300 shares in Orkla ASA.

Board observers elected by the employees



Kjell Kjønigsen
Trade union representative at Stabburet (Orkla Foods, Norway). First elected to the Board in 1984 and up for re-election in 2004.
Mr Kjønigsen and persons closely associated with Mr Kjønigsen own 518 shares in Orkla ASA.



Johnny Nielsen
Trade union representative, head of the local branch of the mediagraphic union at Berlingske (Denmark). First elected to the Board in 2002 and up for re-election in 2004.
Mr Nielsen and persons closely associated with Mr Nielsen own no shares in Orkla ASA.

GOVERNING BODIES AND ELECTED REPRESENTATIVES

Corporate Assembly

Elected by the shareholders

Lawyer	Harald Arnkværn (2,658)	Law firm of Haavind Vislie DA (0)
CEO and owner	Johan H. Andresen	Ferd AS (950,000)
Business economist	Kurth A. Augustson (0)	
CEO	Elisabeth Grieg (0)	Grieg International AS (5,485)
SVP and CFO	Jan Kildal (11,115)	Norske Skogindustrier ASA (13)
CEO	Idar Kreutzer (0)	Storebrand ASA (11,031,696)
Director General	Marianne Lie (0)	Norwegian Shipowners' Association (0)
Managing Director	Tore Lindholt (57)	National Insurance Scheme Fund (24,880,850)
Lawyer	Nils-Henrik Pettersson (16)	Law firm of Schjødt AS (0)
CEO	Svein Rennemo (1,200)	Petroleum Geo-Services ASA (0)
Managing Director	Astrid E. Sørgaard (4)	Benefit Network ASA (0)
Director	Anniken Thue (100)	National Gallery (0)
CEO	Gunn Wærsted (0)	Sparebank 1 Gruppen AS (69,185)
CEO	Svein Aaser (2,285)	DnB NOR ASA (5,997,250)

Deputy members

CEO	Atle Eide	Pan Fish ASA
Lic.oec.	Anne Birgitte Fossum	Foinco AS
Agricultural economist	Scilla Treschow Hokholt	
Lawyer	Christine Rødsæther	Law firm of Vogt & Wiig AS
District Court Judge	Ingrid Smedsrud	Nedre Romerike District Court
CEO	Terje R. Venold	Veidekke ASA

Elected by the employees
Jon-Ivar Fjeld (50)
Gustav Frederiksen (0)
Gitte Møller Hansen (0)
Robert Johansson (0)
Gunn Liabø (648)
Esa Mäntylä (0)
Sverre Olsen (16)

Personal deputies for the Swedish and Danish representatives
Henrik Bent Christensen
Karin B. dal Cortivo
Johnny Dahlström

Deputies elected by employees
Harald Iversen
Trygve Leivestad
Per Agnar Hanssen
Harry Andersen
Arne Wilhelmsen

Election Committees

Election Committee elected by the General Meeting (cf. Article 18 of the Articles of Association)
Harald Arnkværn
Elisabeth Grieg
Allan Åkerstedt

Election Committee elected by the Corporate Assembly
Harald Arnkværn
Elisabeth Grieg
Idar Kreutzer
Gunn Liabø (for election of the Chairman of the Board)

Board of Directors

Johan Fr. Odfjell, Chairman
Kjell E. Almskog
Jonny Bengtsson *)
Svein S. Jacobsen
Anne Birgitte Lundholt
Åse Aulie Michelet
Peter Ruzicka
Arvid F. Strand *)
Stein Stugu *)
Christen Sveaas

*) elected by the employees

Board observers elected by the employees
Kjell Kjønigsen
Johnny Nielsen

Personal deputies for the Swedish and Danish representatives
Eva Bergquist (300)
Tommy Højland Andersen (0)

Deputy board members elected by the employees
Steinar N. Johansen (100)
Åsmund Dybedahl (100)
Marianne Torp (0)

Auditor

Ernst & Young AS (0)
Jan Egil Haga (0)
State-authorised public accountant

Figures in brackets indicate the number of shares owned at 31 December 2003, including those owned by closely associated persons. For shares owned by the Board of Directors and Board observers, see page 78.

Figures in brackets after the name of the employer indicate the number of shares owned by the employer.

Corporate democracy at Orkla

Active participation by the employees in the governing bodies both at Group level and in the individual subsidiaries is an important element of the decision-making processes at Orkla. A common aim has been to evolve representational arrangements that adequately ensure broad-based involvement and genuine influence.

The employees elect three of the ten members of Orkla's Board of Directors and two observers. One third of the Corporate Assembly's members are elected by the Group's employees.

An International Committee of Union Representatives has been established for employees of the Norwegian, Swedish and Danish companies in the Orkla Group. This arrangement ensures broad representation for the Group's employees, by company, union and country. The International Committee of Representatives has regular meetings with the Group's senior management to discuss matters relevant to the Group.

To ensure that the employees in the Group's other companies in Europe are also informed of important matters concerning the Group and that their opinions on such matters are heard, an agreement regarding a European corporate committee at Orkla has been established.

In addition to the corporate arrangements mentioned here, the employees have representatives on the Board of Directors of the individual subsidiaries. The following is a list of members of Orkla's International Committee of Union Representatives as of 22 November 2003.

The International Committee of Union Representatives

Working Committee
Stein Stugu, Chairman
Eva Bergquist, First Deputy Chairman
Johnny Nielsen, Second Deputy Chairman
Aage Andersen, Committee Member
Jonny Bengtsson, Committee Member
Kjell Kjønigsen, Committee Member
Åke Ligardh, Committee Member
Arvid F. Strand, Committee Member

Committee of Representatives
Hans Andersen
Monica Bengtsson
Thor Åge Christiansen
Karin B. dal Cortivo
Åsmund Dybedahl
Gustav Fredriksen
Paul Hallberg
Harald Iversen
Gunn Liabø
Steffen Lilmoës
Diana Lorentzen
Laila Petrovic-Fasth
Sidsel Kjeldaas Salte
Marianne Torp
Arne Vilhelmsen
Marianne Østlie

GROUP DIRECTORY

Parent company

Orkla ASA
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 40 00
Fax: +47 22 54 44 90
www.orkla.no / www.orkla.com

Orkla ASA
P.O. Box 162
NO-1701 Sarpsborg, Norway
Tel.: +47 69 11 80 00
Fax: +47 69 11 87 70

Orkla ASA
Løkkenvn. 204
NO-7332 Løkken Verk, Norway
Tel.: +47 72 49 90 00
Fax: +47 72 49 90 01

The registered office is in Sarpsborg. The Group Management is located in Oslo.

Branded Consumer Goods

ORKLA FOODS

Orkla Foods A.S
P.O. Box 711
NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00
Fax: +47 66 80 63 78

Stabburet

Stabburet AS
P.O. Box 711
NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00
Fax: +47 66 80 63 67

- Stabburet AS, Fredrikstad
- Stabburet AS, Gressvik
- Stabburet AS, Brumunddal
- Stabburet AS, Rygge
- Stabburet AS, Ualand
- Stabburet AS, Vigrestad
- Stabburet AS, avd. Idun Rygge, Rygge
- Stabburet AS, Gimsøy Kloster, Skien
- Stabburet AS, Stranda
- Stabburet AS, avd. Sunda, Oslo

Procordia Food

Procordia Food AB
Ellingevägen 14
SE-241 81 Eslöv
Sweden
Tel.: +46 413 65 000
Fax: +46 413 14 984

- Procordia Food AB, Eslöv, Sweden
- Procordia Food AB, Tollarp, Sweden
- Procordia Food AB, Fågelmara, Sweden
- Procordia Food AB, Färjestaden, Sweden
- Procordia Food AB, Kumla, Sweden
- Procordia Food AB, Örebro, Sweden
- Procordia Food AB, Vansbro, Sweden

Empaco AB, Åhus, Sweden

Beauvais

Aktieselskabet Beauvais
P.O. Box 139
DK-2630 Tåstrup
Denmark
Tel.: +45 43 58 93 00
Fax: +45 43 58 93 03

- Aktieselskabet Beauvais, Svinninge, Denmark

Felix Abba

Felix Abba Oy Ab
Box 683
FI-20361 Åbo
Finland
Tel.: +358 2 410 414
Fax: +358 2 410 4100

- AS Pôltsamaa Felix, Pôltsamaa, Estonia
- Felix Abba Lahden tehdas, Lahti, Finland
- UAB Suslavicius-Felix, Kaunas, Lithuania

Orkla Foods International

Orkla Foods International
P.O. Box 711
NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00
Fax: +47 66 80 16 34

- Felix Austria GmbH, Mattersburg, Austria
- Kotlin Sp. z o.o., Kotlin, Poland
- Kotlin Sp. z o.o., Warszawa, Poland
- Guseppe a.s., Hradec Králové, Czech Rep.
- Guseppe a.s., Rokytnice, Czech Rep.
- Orkla Foods Hungaria Kft., Budapest, Hungary
- Orkla Foods Romania SA, Bucuresti, Romania
- Orkla Foods Romania SA, Craiova, Romania
- Superfish S.A., Gwizd, Poland
- Superfish S.A., Kukinia, Ustronie Morskie, Poland

Abba Seafood

Abba Seafood AB
Box 206
SE-401 23 Gothenburg
Sweden
Tel.: +46 31 701 44 00
Fax: +46 31 701 44 90

- Abba Seafood AB, Kungshamn, Sweden
- Abba Seafood AB, Uddevalla, Sweden
- Abba Skaldjur AB, Kungshamn, Sweden

Orkla Food Ingredients

Orkla Food Ingredients
P.O. Box 4214 Nydalen
NO-0401 Oslo, Norway
Tel.: +47 22 09 48 00
Fax: +47 22 09 48 87

Idun Industri A.S, Oslo
- Idun Industri A.S, Hvam
- Idun Industri A.S, Kokstad
- Idun Industri A.S, Oslo
- Idun Industri A.S, Rakkestad
- Idun Industri A.S avd. BaKo / Bake-Line, Oslo

Odense Marcipan A/S, Odense, Denmark
- Bake-Line (DK) A/S, Hobro

Credin Bageripartner A/S, Juelsminde, Denmark
- Credin Portugal, Freixeira, Portugal
- Credin Productos Alimenticios, S.A, Barcelona, Spain
- Credin Polska Sp. z o.o., Sobotka, Poland
- Credin Suomi Oy, Raisio, Finland

Dragsbæk Margarinefabrik A/S, Thisted, Denmark
- Margarinefabriken Blume I/S, Randers, Denmark
- Kjarnavörur HF, Gardabaer, Iceland
- UAB Vilniaus Margarino Gamykla (VMG), Vilnius, Lithuania
- Pf. Vita Margarin, Torshavn, Faeroe Islands

KåKå AB, Helsingborg, Sweden
- KåKå AB, Lomma
- KåKå AB, Stockholm
- KåKå AB, Örebro

Jästbolaget AB, Sollentuna, Sweden
- A/S Rigas Raugs, Riga, Latvia
- Nordic Yeast Eesti AS, Tallinn, Estonia

Bakery goods

Bakers AS
P.O. Box 43 Økern
NO-0508 Oslo, Norway
Tel.: +47 22 88 03 00
Fax: +47 22 65 82 12

- Bakers AS, avd. Økern
- Bakers AS, avd. Arendal
- Bakers AS, avd. Berthas Bakerier
- Bakers AS, avd. Bryne
- Bakers AS, avd. Bærum
- Bakers AS, avd. Grossist-distribusjon
- Bakers AS, avd. Heba
- Bakers AS, avd. Larvik
- Bakers AS, avd. Martens
- Bakers AS, avd. Singsås Bakeri
- Bakers AS, avd. Slottslompa
- Bakers AS, avd. Trøndelag

ORKLA BEVERAGES

Carlsberg Breweries A/S
Ny Carlsberg Vej 100
DK-1760 Copenhagen V
Denmark
Tel.: +45 33 27 33 00
Fax: + 45 33 27 47 00

ORKLA BRANDS

Orkla Brands
P.O. Box 4236 Nydalen
NO-0401 Oslo, Norway
Tel.: +47 22 89 50 00
Fax: +47 22 89 51 05

Detergents, personal care products, etc.

Lilleborg as
P.O. Box 4236 Nydalen
NO-0401 Oslo, Norway
Tel.: +47 22 89 50 00
Fax: +47 22 15 74 89

- Lilleborg as, Ski
- Lilleborg as, avd. Elico, Oslo
- Lilleborg as, avd. Ello, Kristiansund N

Household textiles

La Mote AS
P.O. Box 4248 Nydalen
NO-0401 Oslo, Norway
Tel.: +47 22 89 27 00
Fax: +47 22 89 27 50

- Freds La Mote AB, Malmö, Sweden
- Freds La Mote OY, Helsingfors, Finland

Dietary supplements

Peter Möller
P.O. Box 364 Økern
NO-0513 Oslo, Norway
Tel.: +47 22 09 47 00
Fax: +47 22 09 47 01

Biscuits

Göteborgs Kex AB
SE-442 82 Kungälv
Sweden
Tel.: +46 303 20 90 00
Fax: +46 303 20 90 50

- Sætre AS, Oslo
- Esskå, avd. i Sætre AS, Sagstua

Snacks

Chips Scandinavian Company Ab
Strandgatan 6 D
FI-22 100 Mariehamn
Åland, Finland
Tel.: +358 18 25 800
Fax: +358 18 25 801

Confectionery

Nidar AS
NO-7005 Trondheim, Norway
Tel.: +47 73 58 30 00
Fax: +47 73 91 78 28

- Nidar AS, Oslo

ORKLA MEDIA

Orkla Media AS
P.O. Box 424 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 43 00
Fax: +47 22 54 43 90

Berlingske

Det Berlingske Officin A/S
Pilestræde 34
DK-1147 Copenhagen
Denmark

- Berlingske Tidende
- Avedøre Avistryk
- B.T.
- Berlingske Avistryk
- JydskeVestkysten
- Metropol Online
- Scanpix Denmark
- Sjællandske Avistryk
- TIPS-bladet
- Weekendavisen
- Århus Stiftstidende
- De Bergske Blade
- Berlingske Lokalaviser (free sheets)
- Berlingske Gratisaviser (URBAN)
- Berlingske IT
- Bladkompagniet
- Berlingske Bladsalg og Service

Newspapers Norway

Norway
- Avisenes Pressebyrå, Oslo
- Ullern Avis Akersposten, Oslo
- Buskerud Distribusjon AS, Drammen
- Drammens Tidende og Buskeruds Blad AS, Drammen
- Driva Trykk AS, Sunndalsøra
- Eiker Avis AS, Hokksund
- Fellesdistribusjon, Østfold
- Fjordenes Tidende AS, Måløy
- Fjordingen, Stryn
- Fredriksstad Blad AS, Fredrikstad
- Gjengangeren AS, Horten
- Gudbrandsdølen Dagningen, Lillehammer
- Hamar Dagblad, Hamar
- Haugesunds Avis AS, Haugesund
- Indre Østfold Avis, Moss
- Kanalen AS, Ulefoss
- Kanal 1 AS, Drammen
- Kragerø Blad Vestmar AS, Kragerø
- Lierposten AS, Lier
- Lokalavisen Oppegård, Oslo
- Laagendalsposten AS, Kongsberg
- Mediasite, Oslo
- Mediasite Buskerud AS, Drammen/Oslo
- Mediasite Hedmark AS, Elverum/Oslo
- Mediasite Oslofjord AS, Moss/Oslo
- Mediasite Telemark/Agder AS, Skien/Oslo
- Mediasite Vestfold AS, Tønsberg/Oslo
- Mediasite Vestkysten AS, Molde/Oslo
- Mediateam Orkla Trykk AS, Skien/Drammen
- Moss Avis AS, Moss
- Nordstrands Blad AS, Oslo
- Nordvest Distribusjon, Ålesund
- Orkla Media SSIT, Tønsberg
- Orkla Media SSM, Tønsberg
- Orkla Trykk AS, Stokke
- Orkla Trykk Haugesund AS, Haugesund
- Orkla Trykk Nordvest AS, Ålesund/Molde
- Radio 102, Kopervik
- Radio Fredrikstad, Fredrikstad
- Radio Moss, Moss
- Ringsaker Blad, Moelv
- Romsdals Budstikke AS, Molde
- Røyken og Hurums Avis AS, Slemmestad
- Sandefjords Blad AS, Sandefjord
- Sande Avis AS, Sande i Vestfold
- SarpsborgAvisa, Sarpsborg
- Sunnmøringen AS, Stranda
- Sunnmørsposten AS, Ålesund
- Telemark Distribusjon AS, Skien
- Telen AS, Notodden
- TV Buskerud AS, Drammen
- TV Vestfold AS, Tønsberg
- Tønsbergs Blad AS, Tønsberg
- Varden AS, Skien
- Vestfold Distribusjon AS, Tønsberg
- Vikebladet Vestposten AS, Ulsteinsvik
- Zett.no, Oslo
- Østlandets Blad AS, Ski
- Østlendingen AS, Elverum
- Åndalsnes Avis AS, Åndalsnes

Sweden
- Norrländska Socialdemokraten, Luleå

Magazines

Hjemmet Mortensen AS
NO-0441 Oslo, Norway
Tel.: +47 22 58 50 00
Fax: +47 22 58 50 69

Direct Marketing

- Sandberg AS, Oslo/Grimstad/Porgrunn
- Stroede Ralton AB, Helsingborg, Sweden
- Upmedia AB, Göteborg, Sweden
- Ralton AB, Helsingborg, Sweden
- Stroede Customer Development AB, Kungsbacka/Helsingborg/Stockholm, Sweden
- Stroede Customer Dialogue AB, Kungsbacka, Sweden
- Stroede Customer Development AS, Oslo

Newspapers Eastern Europe

Orkla Press AS
P.O. Box 424 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 43 00
Fax: +47 22 54 43 90

Newspapers Poland
Orkla Press – Polska Sp. z o.o.
ul. Domaniewska 41, "ORION"
PL-02 672 Warszawa
Poland
Tel.: +48 22 87 45 120
Fax: +48 22 87 45 140

- A.W.H Edytor S.A (Kurier Poranny), Bialystok
- Dziennikarska Oficyna Wydawnicza "Rondo" Sp. z o.o. (Glos Koszalinski), Koszalin
- Edytor Press Sp. z o.o. (Dziennik Wschodni), Lublin
- Gazeta Pomorska Media Sp. z o.o., Bydgoszcz
- Kresy BO Sp. z o.o. (Gazeta Wspolczesna), Bialystok
- KW Forum Sp. z o.o. (Glos Pomorza), Koszalin
- Lubpress Sp. z o.o. (Gazeta Lubuska), Zielona Góra
- Media Tak Sp. z o.o., Warszawa
- Orkla Media Magazines Sp. z o.o., Bydgoszcz
- Presspublica Sp. z o.o. (Rzeczpospolita), Warszawa
- Pro-Media Sp. z o.o. (Nowa Trybuna Opolska), Opole
- R-press Sp. z o.o. (Nowiny), Rzeszow
- Szczecin Press Sp. z o.o. (Glos Szczecinski), Szczecin
- Tygodnik Ostrolecki Sp. z o.o. (Tygodnik Ostrolecki), Ostrolecka
- Warszawa-Print Sp. z o.o., Raszyn-Jaworowa

Newspapers Baltic States
- UAB Kauno diena, Kaunas, Lithuania

Newspapers Ukraine
- Vysokyj Zamok, Lviv, Ukraine

Chemicals

Borregaard
P.O. Box 162
NO-1701 Sarpsborg, Norway
Tel.: +47 69 11 80 00
Fax: +47 69 11 87 70

- Borregaard ChemCell, Sarpsborg
- Borregaard LignoTech, Sarpsborg
- Borregaard Synthesis, Sarpsborg
- Denofa AS, Fredrikstad

Austria
- Biotech Lignosulfonate Handels GmbH, St. Valetin

China
- Borregaard Industries Limited, Shanghai Representative Office, Shanghai
- Borregaard Taicang Chemicals Co. Ltd., Jiangsu Province
- LignoTech Yanbian Kaishantun Ltd., Jilin Province

Czech Republic
- Biotech Lignosulfonate Handels GmbH, Paskov

England
- Borregaard UK Ltd., Warrington, Cheshire

Finland
- LignoTech Finland Oy, Tampere

France
- Borregaard France S.a.r.l, Paris

Germany
- Borregaard Deutschland GmbH, Düsseldorf
- Borregaard Deutschland GmbH, LignoTech Werk Karlsruhe, Karlsruhe

Hungary
- Welltech Kft, Budapest

India
- Borregaard Industries Ltd. India Representative Office, Navi Mumbai

Italy
- Borregaard Italia S.p.A., Madone
- Borregaard Italia S.p.A., Ravenna

Japan
- Borregaard Industries Limited Japan Branch, Tokyo

Norway
- Borregaard Fabrikker, Sarpsborg
- Denofa AS, Gamle Fredrikstad
- Denofa AS, Leknes
- Borregaard NEA AS, Hokksund
- Borregaard Hellefos AS, Hokksund
- Borregaard Vafos AS, Kragerø
- Borregaard Trælandsfos AS, Kvinesdal
- Borregaard Energi, Sarpsborg
- Orkla Exolon KS, Orkanger

Poland
- Borregaard Poland, Poznan

Russia
- Nordic Food Company, Pskov

Singapore
- Borregaard S.E.A. Pte. Ltd., Singapore

Slovenia
- Biotech International d.o.o., Medvode

South Africa
- LignoTech South Africa, Umkomaas

Spain
- LignoTech Iberica S.A, Torrelavega

Sweden
- LignoTech Sweden AB, Vargön
- LignoTech Sweden AB, Bäckhammar

Switzerland
- Borregaard Schweiz AG, Riedholz

United Arab Emirates
- Borregaard Middle East, Dubai

USA
- Borregaard Synthesis Inc., Newburyport
- LignoTech USA Inc., New Jersey
- LignoTech USA Inc., Wisconsin

Financial Investments

Portfolio investments

Orkla ASA
Portfolio investments
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 40 00
Fax: +47 22 54 45 95

- Orkla ASA (Swiss Branch), Schaffhausen, Switzerland

Financial services

Orkla Finans ASA
P.O. Box 1724 Vika
NO-0121 Oslo, Norway
Tel.: +47 22 40 08 00
Fax: +47 22 33 14 48

Real estate

Orkla ASA – Eiendomsseksjonen
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 40 00
Fax: +47 22 54 49 95

Forests
- A/S Børresen, Sylling
- Borregaard Skoger A.S, Elverum
- SB-Skog, Elverum

Other activities

Chr. Salvesen & Chr. Thams's Communications Aktieselskab
Løkkenvn. 204
NO-7332 Løkken Verk, Norway
Tel.: +47 72 49 90 00
Fax: +47 72 49 90 01

ORKLA ASA
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel +47 22 54 40 00
Fax +47 22 54 44 90
Enterprise number: NO 910 747 711

Office address:
Karenslyst allé 6
NO-0278 Oslo, Norway

www.orkla.com
info@orkla.no

Main sponsor of:
SOS Children's Villages

ORKLA